Form 20-F
period 2016-12-31
Strongbridge Biopharma plc
filed 2017-04-04
CIK 1634432

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

35,335,026 ordinary shares were issued and outstanding as of March 10, 2017.

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

Strongbridge Biopharma plc

Introduction

As used herein, “Strongbridge Biopharma”, the “Company”, “we”, “our” and “us” refer to Strongbridge Biopharma plc and its consolidated subsidiaries, unless the context requires otherwise.

The consolidated financial statements and other financial data contained in this Annual Report on Form 20-F are presented in United States dollars (“$”) and are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP).

Solely for convenience, the trademarks and trade names in this Annual Report on Form 20-F are referred to without the ® and ™ symbols, but absence of such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. The trademarks, trade names and service marks appearing in this Annual Report on Form 20-F are the property of their respective owners.

CAUTIONARY STATEMENT REGARDING FORWARD‑LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward‑looking statements that involve substantial risks and uncertainties. The forward‑looking statements are contained principally in the sections of this Annual Report on Form 20-F titled “Risk Factors,” “Information on the Company,” and “Operating and Financial Review and Prospects.” All statements, other than statements of historical facts, contained in this Annual Report on Form 20-F, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products, are forward‑looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward‑looking statements. The words “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “project,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward‑looking statements, although not all forward‑looking statements contain these identifying words. These forward‑looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, are not guarantees of future results, performance or developments and involve known and unknown risks, uncertainties and other factors. Other factors that may cause our actual results or developments to differ materially from the expectations contained in the forward-looking statements include, but are not limited to:

•	our ability to successfully commercialize Keveyis;
•

the timing, progress and results of clinical and preclinical trials for our product candidates, including statements regarding the timing of initiation and completion of these trials, enrollment of patients, dosing of subjects and the period during which the results of these trials will become available;

•	our estimates regarding future revenue, expenses, capital requirements and needs for additional financing;

•	our ability to become profitable;
•	our ability to effectively manage our anticipated growth;

•	our ability to secure additional financing when needed on acceptable terms;

•	the implementation of our business model, as well as strategic plans for our business, product candidates and technology;

•	our strategy to in‑license, acquire and develop new product candidates and our ability to execute that strategy;

•	potential product liability claims and our ability to obtain adequate insurance;

•	potential development and commercial synergies from having multiple product candidates for related indications;

•	potential benefits of the clinical development and commercial experience of our management team;

•	our ability to attract or retain key employees, advisors or consultants;

•	our ability to successfully commercialize our product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our ability to rely on orphan drug designation for market exclusivity;

•	our ability to effectively market any product candidates that receive regulatory approval with a small, focused sales force;

•	the timing, scope or likelihood of regulatory filings and approvals for our product candidates;

•	our ability to develop and maintain relationships with manufacturers, clinical research organizations and other important contractors and consultants;

•	our ability to advance our product candidates through various stages of development, especially through pivotal safety and efficacy trials;

•	our expectation regarding the safety and efficacy of our product candidates;

•	the potential clinical utility and benefits of our product candidates;

•	developments and projections relating to our competitors or our industry;

•	the impact of government laws and regulations in the United States and foreign countries;

•	our estimates regarding the potential market opportunity for our products and product candidates;

•	our ability to expand, protect and enforce our intellectual property rights;

•	our ability to defend against assertions or claims by third parties that we infringe on their intellectual property rights;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act; and

•	our status as a foreign private issuer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We have included important factors in this Annual Report on Form 20-F, particularly the risks discussed in the section of this Annual Report on Form 20-F titled “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. You should not place undue reliance on our forward‑looking statements because actual results could differ materially from our intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future. Moreover, our forward‑looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this Annual Report on Form 20-F as well as the documents that we reference herein and have filed as exhibits to this Annual Report on Form 20-F. The forward‑looking statements contained in this Annual Report on Form 20-F are made as of the date of this Annual Report on Form 20-F, and we do not assume any obligation to update any forward‑looking statements, except as required by applicable law.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following tables set forth a summary of our consolidated financial data. We have derived the consolidated statement of operations data for the years ended December 31, 2016, 2015, 2014 and 2013 and the balance sheet data as of December 31, 2016, 2015 and 2014 from our consolidated audited financial statements. You should read this data together with the consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 20-F and the section in this filing titled “Operating and Financial Review and Prospects.” The historical results are not necessarily indicative of the results to be expected for any future periods.  All of our operations are continuing operations and we have not proposed or paid dividends in any of the periods presented.

	December 31,
	2016	2015	2014	2013
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$20,023	$20,135	$5,844	$2,534
General and administrative	14,875	22,719	4,588	2,658
Impairment of intangible assets	15,828	—	—	—
Total operating expenses	50,726	42,854	10,432	5,192
Operating loss	(50,726)	(42,854)	(10,432)	(5,192)
Other income (expense), net:
Foreign exchange loss	(69)	(124)	(204)	(570)
Unrealized gain on fair value of warrants	638	—	—	—
Interest Expense	(20)	—	—	—
Other (expense) income, net	(1,180)	(1,105)	486	282
Total other (expense) income, net	(631)	(1,229)	282	(288)
Loss before income taxes	(51,357)	(44,083)	(10,150)	(5,480)
Income tax benefit	2,638	450	480	93
Net loss	(48,719)	(43,633)	(9,670)	(5,387)
Net loss attributable to non‑controlling interest	122	53	—	—
Net loss attributable to Strongbridge Biopharma	$(48,597)	$(43,580)	$(9,670)	$(5,387)

Net loss attributable to ordinary shareholders:
Basic	$(48,597)	$(43,580)	$(9,670)	$(5,387)
Diluted	$(49,236)	$(43,580)	$(9,670)	$(5,387)
Net loss per share attributable to ordinary shareholders:
Basic	$(2.26)	$(2.62)	$(1.20)	$(0.88)
Diluted	$(2.27)	$(2.62)	$(1.20)	$(0.88)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders:
Basic	21,550,353	16,606,669	8,043,175	6,017,895
Diluted	21,655,564	16,606,669	8,043,175	6,017,895

	December 31,
	2016	2015	2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$66,837	$51,623	$15,632
Total assets	137,531	97,330	23,698
Total liabilities	70,559	6,403	4,868
Total shareholders’ equity	66,972	90,927	18,821

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

Risks Related to Our Limited Operating History

We have a limited operating history on which to assess our business, have incurred significant losses over the last several years, and anticipate that we will continue to incur losses until we successfully commercialize Keveyis and one or more of our product candidates.

Until we acquired the U.S. marketing rights to Keveyis®, in December 2016, we were a development-stage biopharmaceutical company with a limited operating history. We have not yet demonstrated an ability to successfully complete a large-scale, pivotal clinical trial, obtain regulatory approval or manufacture and commercialize a product candidate. Consequently, we have no meaningful commercial operations upon which to evaluate our business and predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

Since inception, we have incurred significant operating losses. Our net loss was $48.6 million and $43.6 million for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016 we had an accumulated deficit of $129.4 million. We have devoted substantially all of our financial resources to identifying, in-licensing, acquiring and developing our product candidates, including conducting clinical trials as well as providing general and administrative support for these operations.

To date, we have financed our operations primarily through private placements of equity securities and the proceeds from our initial public offering of ordinary shares in the United States in October 2015. The amount of our future net losses will depend, in part, on whether we successfully commercialize Keveyis and the rate of our future expenditures as well as our ability to obtain funding through strategic collaborations or grants. To become and remain profitable, we must successfully commercialize Keveyis and develop and eventually commercialize one or more of our product candidates with significant market potential.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we receive regulatory approval and have a product candidate other than Keveyis approved for commercialization. Our future revenue from Keveyis and from any other product candidates approved for commercialization will depend upon the size of the markets in which our product candidates are marketed, or in which they may receive approval, and our ability to achieve market acceptance and adequate market share for our product candidates in those markets.

We expect to continue to incur significant expenses and increasing operating losses until we successfully commercialize Keveyis and one or more of our product candidates. We anticipate that our expenses will increase substantially if and as we:

•establish a sales, marketing and distribution infrastructure to commercialize Keveyis and any other products for which we may obtain regulatory approval;

•

continue research and nonclinical and clinical development of our product candidates, including advancing our programs from preclinical development into clinical trials and increasing the number and size of our current clinical trials and preclinical studies;

•make up‑front, milestone or other payments under any asset acquisition, supply, or license arrangements;

•	seek to identify, assess, in‑license, acquire and develop additional product candidates;

•change or add manufacturers or suppliers;

•seek regulatory approvals for our product candidates that successfully complete clinical trials;

•seek to maintain, protect and expand our intellectual property portfolio;

•seek to attract and retain skilled personnel;

•	create additional infrastructure to support our operations as a U.S. listed company and our product development and planned future commercialization efforts; and

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

We have only one product approved for commercialization, and two product candidates in development, and have never generated any revenue from product sales. We will not generate revenue from product sales unless and until we launch Keveyis or successfully complete the development of, obtain regulatory approval for and commercialize one or more of our product candidates. Our ability to generate future revenue from product sales and become profitable depends heavily on our success in many areas, including, but not limited to:

•

integrating Keveyis and any other products or product candidates that we in-license or acquire, as well as completing research, formulation and process development, and preclinical or clinical development, as applicable, of those product candidates, including successfully completing clinical trials of those product candidates;

•obtaining regulatory approval of our product candidates;

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

•obtaining market acceptance of Keveyis and our product candidates as viable treatment options;

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

We anticipate incurring significant costs associated with commercializing Keveyis and any other product candidates that are approved. Further, our revenue will be dependent, in part, upon the size of the markets in the territories for which we have received regulatory approval, the accepted price for the product, the ability to obtain coverage and adequate reimbursement, and whether we own the commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, or the treatment population is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of our product candidates. If we are not able to generate sufficient revenue from the sale of any approved products, we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to successfully execute any of the foregoing would decrease the value of our company and could impair our ability to raise capital, expand our business or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

We expect that we will need substantial additional funding before we can expect to complete the development of our two product candidates.

We are currently advancing two product candidates through clinical development, Recorlev (levoketoconazole and formerly called COR-003) and veldoreotide (formerly called COR-005). Development of product candidates is expensive, and we expect our research and development expenses to increase in connection with our ongoing activities, particularly as we continue our ongoing trials and initiate new nonclinical studies and clinical trials of Recorlev,  veldoreotide and any other product candidates we may seek to develop. We expect that we will require additional capital to obtain regulatory approval for, and to commercialize, our product candidates.

As of December 31, 2016, we had cash and cash equivalents of $66.8 million. We currently believe that our existing cash and cash equivalents, excluding any additional borrowings under the credit facility, is sufficient to fund planned operations into 2019. However, this estimate is based on assumptions that may prove to be incorrect, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•the amount of revenue that we receive from sales of Keveyis;

•	the cost and timing of establishing sales, marketing, distribution and administrative capabilities;
•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;
•

the cost of formulation, process development, manufacturing of clinical supplies, and establishing commercial supplies of our product candidates and any other product candidates that we may develop, in‑license or acquire;

•	whether we borrow any additional amounts under our $40 million credit facility;

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

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of product revenue, equity offerings, debt financings, grants, and license and development agreements in connection with any collaborations. Although we have borrowed only $20 million available under our $40 million credit facility, the remainder may be borrowed only if certain product revenue and clinical data milestones are achieved.  We do not have any committed external source of funds. In the event we seek additional funds, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interests of our current shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that would adversely affect their rights as shareholders. Debt financing, if available, could result in increased fixed payment obligations and may involve agreements that include restrictive covenants, such as limitations on our ability to incur additional debt, make capital expenditures, acquire, sell or license intellectual property rights or declare dividends, and other operating restrictions that could hurt our ability to conduct our business.

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

We are expanding our organization and may experience difficulties in managing this growth, which could disrupt our operations.

As our development, commercialization, in‑licensing, and acquisition plans and strategies develop, and as we commercialize Keveyis and advance the clinical and preclinical development of our product candidates, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of managerial, operational, sales, marketing, financial, legal and other resources. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Our management may need to divert a disproportionate amount of its attention away from our day‑to‑day activities and devote a substantial amount of time to managing these growth activities. Due to our limited financial resources, we may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Any such growth could require significant capital expenditures and may divert financial resources from other projects, such as the in‑licensing, acquisition and development of additional product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to effectively manage any future growth.

In order to increase adoption and sales of Keveyis and other product candidates we may commercialize, we will need to continue developing our commercial organization as well as recruit and retain qualified sales representatives.

Part of our strategy is to continue to build a biopharmaceutical company to successfully execute the commercialization of our products. We may not be able to successfully commercialize our products in the United States or in any other territories where we have commercial rights.  We do not have any experience commercializing products on our own. In order to commercialize any approved products, we must continue to build our sales, marketing, distribution, managerial and other non-technical capabilities. Although we intend to establish an initial sales force consisting of approximately twelve orphan disease sales representatives, we currently have limited resources compared to some of our competitors, and the continued development of our own commercial organization to market our products and any additional products we may acquire will be expensive and time-consuming. We also cannot be certain that we will be able to continue to successfully develop this capability.

If we are unable to effectively train and equip our sales force, our ability to successfully commercialize our products will be harmed.

As we recently acquired U.S. marketing rights to Keveyis and hired our sales force, the members of our sales force will have limited experience promoting Keveyis. As a result, we will be required to expend significant time and resources to train our sales force to be effective in their sales efforts for Keveyis. For example, we must train our sales force to ensure that a consistent and appropriate message about Keveyis is being delivered to our potential customers. Our sales representatives may also experience challenges promoting Keveyis when we call on physicians and their office staff. We are likely to experience turnover of the sales representatives that we have hired or will hire, requiring us to train new sales representatives. If we are unable to effectively train our sales force and equip them with effective materials, including medical and sales literature to help them inform and educate physicians about the benefits of our products and their proper administration and label indication, as well as our patient access programs, our efforts to successfully commercialize our products could be put in jeopardy, which could have a material adverse effect on our financial condition, share price and operations.

We may not be successful in executing our research programs or business development efforts.

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

If we are presented with appropriate opportunities, we may acquire other businesses or product candidates. We have had limited experience integrating other businesses or product candidates, or in-licensing or acquiring other product candidates. The recent acquisition of the U.S. marketing rights of Keveyis and our June 2015 acquisition of veldoreotide are still being integrated into our business. The integration process following these or any future transactions may produce unforeseen operating difficulties and expenditures, and may absorb significant management attention that would otherwise be directed to the ongoing development of our business. Also, in any future in-licensing or acquisition transactions, we may issue shares of stock that would result in dilution to existing shareholders, incur debt, assume contingent liabilities or create additional expenses related to amortizing intangible assets, any of which might harm our financial results and cause our stock price to decline. Any financing we might need for future transactions may be available to us only on terms that restrict our business or impose costs that reduce our net income.

We are highly dependent on our key personnel, including our chief executive officer and chief medical officer, as well as our ability to recruit, retain and motivate additional qualified personnel.

We are highly dependent on Matthew Pauls, our President and Chief Executive Officer, and Dr. Fredric Cohen, our Chief Medical Officer. Some members of our management team, including Mr. Pauls, have only been our employees since August 2014. As a result, they have limited experience working for us and working together as a team. Any member of management or employee can terminate his or her relationship with us at any time. Although we have included non‑compete provisions in their respective employment or consulting agreements, as the case may be, such arrangements might not be sufficient for the purpose of preventing such key personnel from entering into agreements with any of our competitors. The inability to recruit and retain qualified personnel, or the loss of Mr. Pauls or Dr. Cohen, could result in competitive harm as we could experience delays in reaching our in‑licensing, acquisition, development and commercialization objectives.

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

Risks Related to Our Business

We depend entirely on the success of Keveyis and two product candidates, which are still in clinical development. If we do not obtain regulatory approval for and successfully commercialize one or more of our product candidates or we experience significant delays in doing so, we may never become profitable.

We currently have one product approved for sale and two product candidates in development. We have invested, and continue to expect to invest, a significant portion of our efforts and financial resources in the development of our two product candidates, which are still in clinical development. Our ability to generate product revenues will depend heavily on our successful commercialization of Keveyis and our eventual commercialization, if approved, of one or more of our product candidates currently in development. We are not permitted to market or promote any product candidate before we receive regulatory approval from the FDA, EMA or any comparable foreign regulatory agency, and we may never receive such regulatory approval for our product candidates currently in development. The success of Recorlev and veldoreotide will depend on several additional factors, including, but not limited to, the following:

•successfully completing clinical trials that demonstrate the efficacy and safety of our product candidates;

•successfully completing formulation and process development activities;

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

Companies in the biopharmaceutical industry may suffer setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier clinical trials. For example, levoketoconazole was previously studied for the treatment of type 2 diabetes. In December 2005, prior to the initiation of the first clinical trial by DiObex, our licensee, the FDA placed a clinical hold relating to a safety concern for use of a dosage above 600 mg/day. DiObex modified the clinical trial protocol to limit the highest dose to 600 mg/day, and the clinical hold was lifted by the FDA in February 2006. Furthermore, levoketoconazole did not demonstrate a reduction in blood glucose levels in a small Phase 2 clinical trial in patients with type 2 diabetes mellitus, the original indication for which it was being developed. We may experience delays in our ongoing or future preclinical studies or clinical trials, and we do not know whether future preclinical studies or clinical trials will begin on time, need to be redesigned, enroll an adequate number of subjects or patients on time or be completed on schedule, if at all. Clinical trials may be delayed, suspended or terminated for a variety of reasons, including delay or failure to:

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

In June 2015, we acquired veldoreotide and were not involved in and had no control over the preclinical and clinical development of this product candidate prior to such acquisition.  As a result, we are dependent on the prior research and development of veldoreotide having been conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, the accuracy of reported results of all clinical trials conducted prior to our acquisition and the correct interpretation of collected data from these clinical trials.  These factors could result in increased costs and delays in the development of veldoreotide, which could hurt our ability to generate future revenues from this product candidate.

The regulatory approval process of the FDA, EMA or any comparable foreign regulatory agency may be lengthy, time consuming and unpredictable.

Our future success is dependent upon our ability to successfully develop, obtain regulatory approval for and then successfully commercialize one or more of our product candidates. Although certain of our employees have prior experience with submitting marketing applications to the FDA, EMA and comparable foreign regulatory agencies, we, as a company, have not submitted such applications for our product candidates. We cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Applications for any of our product candidates could fail to receive regulatory approval for many reasons, including, but not limited to, the following:

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

Several elements of the SONICS Phase 3 clinical trial design for Recorlev were informed by the clinical development pathway of currently approved drug therapies in the United States and the European Union. Additionally, we incorporated advice from the CHMP and FDA into the design of the clinical trial. In communication we had with the FDA, they recommended use of a concurrent control group in SONICS. However, SONICS utilizes an open‑label, single‑arm design because use of a placebo control in a parallel-arm monotherapy design was considered unethical or infeasible to enroll, depending on the specific country or clinical trial site under consideration.  Studies lacking an active control group are more likely to be subject to unanticipated variability in study results that can potentially lead to flawed conclusions because they do not allow for discrimination of patient outcomes. As a result, even if we achieve the clinical trial’s endpoints, the FDA or other regulatory authorities could view our study results as potentially biased.

We intend to seek formal advice and guidance from the FDA and the EMA prior to advancing veldoreotide into further studies and pivotal clinical trials. If the feedback we receive is different from what we currently anticipate, this could delay the development and regulatory approval process for this product candidate.

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

If we or others identify previously unknown, serious side effects of Keveyis, we may be required to perform lengthy additional clinical trials, change the labeling of Keveyis or withdraw it from the market.

If we or others identify previously unknown, serious side effects of Keveyis:

•	regulatory authorities may withdraw their approvals;
•	we may be required to conduct additional clinical trials, make changes in labeling, implement changes to or obtain re-approvals of facilities that manufacture Keveyis;
•	we may experience a significant drop in the sales of Keveyis;
•	our reputation in the marketplace may suffer; and
•	we may become the target of lawsuits, including class action lawsuits.

Any of these events could harm or prevent sales of Keveyis or could increase the costs and expenses of commercializing and marketing Keveyis.

Physicians may accept Keveyis slowly or may never accept it, which would adversely affect our financial results.

Physicians will prescribe Keveyis only if they determine, based on experience, clinical data, side effect profiles and other factors, that it is preferable to other treatments, even if those products are not approved for primary periodic paralysis. Because primary periodic paralysis is rare, most physicians are inexperienced in the care of patients with the illness and it may be difficult to persuade them to prescribe Keveyis.

Other factors that may affect the commercial success of Keveyis include:

•
•	the preference of some physicians for more familiar, long-standing, off-label treatments for primary periodic paralysis, such as acetazolamide;
•	competition from alternative therapies, such as potassium supplements, diuretics, beta receptor agonists, mexiletine and other sodium channel blockers;
•	the cost-effectiveness of Keveyis and the availability of third-party insurance coverage and reimbursement; and
•	the product labeling required by the FDA.

The failure of Keveyis to achieve commercial success could prevent us from generating sufficient revenue to fully fund our commercial and development activities.

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

For example, in our clinical trials of Recorlev to date, adverse events have included headache, nausea, back pain, dizziness, diarrhea and liver enzyme elevations. For veldoreotide, which is given by subcutaneous injections, adverse events have included injection site reaction such as swelling, itching and pain. In addition, headache and gastrointestinal effects such as nausea and diarrhea were observed for veldoreotide. These adverse events can be dose‑dependent and may increase in frequency and severity if we increase the dose to increase efficacy. Occurrence of serious treatment‑related side effects could impede clinical trial enrollment, require us to halt the clinical trial, and prevent receipt of regulatory approval from the FDA, EMA or any comparable foreign regulatory agency. They could also adversely affect physician or patient acceptance of our product candidates.

Discovery of previously unknown problems, or increased focus on a known problem, with an approved product may result in restrictions on its permissible uses, including withdrawal of the medicine from the market. Currently, ketoconazole is required to include a “black box” warning on its label for use as an antifungal related to liver toxicity in the United States. Manufactured ketoconazole consists of two enantiomers, 2R,4S‑ketoconazole and 2S,4R‑ketoconazole, that are found in equal amounts, and is therefore referred to as a racemate mixture. Recorlev is a single‑enantiomer drug, a pure form of one of the two enantiomers (2S,4R‑ketoconazole) of ketoconazole. If Recorlev is required to include a similar “black box” warning on its label, it may limit our ability to commercialize the product, if approved.

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

We may become exposed to costly and damaging liability claims, either in connection with the sale of Keveyis or other approved products or when testing our product candidates in the clinic, and our product liability insurance may not cover all damages from such claims.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing, and use of pharmaceutical products. Our first commercial product is Keveyis. The current and future use of product candidates by us in clinical trials, and the sale of Keveyis and any approved products, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies, or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend, and could compromise the market acceptance of Keveyis, our product candidates or any prospects for commercialization of our product candidates, if approved.

Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If Keveyis or any of our product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use Keveyis or our product candidates.

We have limited product liability insurance that offers coverage we believe to be appropriate for a company marketing a single pharmaceutical product and developing others. We intend to extend our product liability insurance coverage to any product candidate for which we obtain marketing approval. However, this insurance may be prohibitively expensive or may not fully cover our potential liabilities. Our inability to obtain adequate insurance coverage at an acceptable cost could prevent or inhibit the commercialization of Keveyis or our product candidates, or result in meaningful underinsured or uninsured liability. Defending a lawsuit could be costly and significantly divert management’s attention from conducting our business. If we were sued successfully, our liability could exceed our total assets.

We have never commercialized a product candidate and we may lack the necessary expertise, personnel and resources to successfully commercialize any of our products that receive regulatory approval on our own or together with suitable partners.

We have never commercialized a product candidate. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, in-licensing or acquiring our product candidates, identifying potential product candidates and undertaking preclinical studies and clinical trials of our product candidates. We currently have a very limited sales force and marketing and distribution capabilities. To achieve commercial success of Keveyis and any product candidates that are approved, we will have to develop our own sales, marketing and supply capabilities or outsource these activities to a third party.

Factors that may affect our ability to commercialize Keveyis and our product candidates on our own include recruiting and retaining adequate numbers of effective sales and marketing personnel, obtaining access to or persuading adequate numbers of physicians to prescribe our product candidates and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization requires significant investment, is time consuming and could delay the launch of our product candidates. We may not be able to build an effective sales and marketing organization in the United States, the European Union or other key global markets. If we are unable to build our own distribution and marketing capabilities or to find suitable partners for the commercialization of Keveyis and our product candidates, we may not generate revenues from them.

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

Keveyis is an oral carbonic anhydrase inhibitor, that was approved in the United States to treat hyperkalemic, hypokalemic and related variants of primary periodic paralysis (PPP).  Acetazolamide, another oral carbonic anhydrase inhibitor, is used frequently off-label for the prophylactic and sometimes acute treatment of PPP.    Potassium supplements, are indicated for use in hypokalemic periodic paralysis in the United States and are frequently used either chronically or for emergency treatment of episodes in that form of PPP. Several other types of drugs have been reported to have benefits for chronic or acute use in one or more than one PPP variant, including potassium-sparing diuretics, beta receptor agonists, mexelitine and other sodium channel blockers, and others.  We are not aware of drugs currently in development for prophylactic chronic treatment of PPP. A Phase 2 clinical study of bumetanide, a loop diuretic, is underway in England for acute treatment of paralytic attacks.

We are currently aware of various companies that are marketing existing drugs that may compete with Recorlev such as Corcept Therapeutics and Novartis. The treatment of endogenous Cushing’s syndrome patients who fail or are ineligible for surgery in the United States and Europe are: Korlym (mifepristone) marketed by Corcept Therapeutics in the United States; Signifor (pasireotide) marketed by Novartis in the United States and European Union; and ketoconazole, metyrapone and mitotane marketed by HRA in the European Union. Novartis has submitted an NDA/MAA for Signifor (pasireotide) LAR in Cushing’s disease. Additionally, LCI‑699 (osilodrostat) is currently in Phase 3 clinical development by Novartis in Cushing’s disease patients.  Corcept is developing CORT125134, a second-generation glucorticoid receptor modulator; currently in Phase 2.  HRA Pharma is developing metyrapone for the US market; currently in Phase 2. Millendo is developing ATR-101, a selective acyl-CoA:cholesterol acyltransferase 1 (ACAT) inhibitor, currently in Phase 2. In addition, Ketoconazole is the most commonly prescribed drug therapy for the treatment of endogenous Cushing’s syndrome, even though it is not approved for this use in the United States. Regulatory approval of ketoconazole in the United States for the treatment of endogenous Cushing’s syndrome could significantly increase competition for Recorlev due to their similar mechanisms of action.

We are currently aware of various companies that are marketing existing drugs that may compete with veldoreotide such as Novartis, Ipsen and Pfizer. In addition, a number of acromegaly therapies are in various stages of development.  There are currently three approved SSA therapies for acromegaly in the United States: Sandostatin LAR (octreotide) marketed by Novartis; Signifor LAR (pasireotide) marketed by Novartis; and Somatuline Depot (lanreotide) marketed by Ipsen.  There is one growth hormone receptor antagonist, Somavert (pegvisomant), marketed by Pfizer.  Chiasma had filed an NDA in the U.S. for RG-3806 (Mycapssa®), an oral octreotide formulation in 2015, and received a Complete Response Letter wherein FDA stated that it did not believe the company’s application had provided substantial evidence of efficacy to warrant approval, and advised Chiasma that it would need to conduct another clinical trial in order to overcome this deficiency. Four additional therapies are in Phase 2 clinical development for acromegaly: octreotide long‑acting depot (CAM‑2029) developed by Novartis and Camurus; ITF‑2984 developed by Italfarmaco; BIM-23B065 developed by Ipsen; and ATL-1103 developed by Antisense Therapeutics.

We anticipate this competition to increase in the future as new companies enter the neuromuscular, endocrinology and rare diseases markets. In addition, the health care industry is characterized by rapid technological change, and new product introductions or other technological advancements could make some or all of our products obsolete.

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

Under the Hatch‑Waxman Act, a pharmaceutical manufacturer may file an abbreviated new drug application, or ANDA, seeking approval of a generic copy of an approved innovator product. Under the Hatch‑Waxman Act, a manufacturer may also submit an NDA under section 505(b)(2) that references the FDA’s prior approval of the innovator product. A 505(b)(2) NDA product may be for a new or improved version of the original innovator product. Hatch‑Waxman also provides for certain periods of regulatory exclusivity, which preclude FDA approval, or, in some circumstances, FDA filing and reviewing, of an ANDA or 505(b)(2) NDA. These include, subject to certain exceptions, the period during which an FDA‑approved drug is subject to orphan drug exclusivity. Although Recorlev is being developed as a new chemical entity, or NCE, we intend to rely on orphan drug exclusivity rather than NCE exclusivity for nonpatent protection of Recorlev. In addition to the benefits of regulatory exclusivity, an innovator NDA holder may have patents claiming the active ingredient, product formulation or an approved use of the drug, which would be listed with the product in the FDA publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” known as the “Orange Book.” If there are patents listed in the Orange Book, a generic or 505(b)(2) applicant that seeks to market its product before expiration of the patents must include in the ANDA what is known as a “Paragraph IV certification,” challenging the validity or enforceability of, or claiming non‑infringement of, the listed patent or patents. Notice of the certification must be given to the innovator, too, and if within 45 days of receiving notice the innovator sues to protect its patents, approval of the ANDA is stayed for 30 months, or as lengthened or shortened by the court.

Accordingly, if Recorlev or any of our other product candidates is approved, competitors could file ANDAs for generic versions of our product candidates, or 505(b)(2) NDAs that reference our product candidates, respectively. If there are patents listed for our product candidates in the Orange Book, those ANDAs and 505(b)(2) NDAs would be required to include a certification as to each listed patent indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict whether any patents issuing from our pending patent applications will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents or the outcome of any such suit.

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

The successful commercialization of Keveyis and our product candidates, if approved, will depend, in part, on the extent to which coverage and reimbursement for our products will be available from government and health administration authorities, private health insurers and other third‑party payors. To manage healthcare costs, many governments and third‑party payors increasingly scrutinize the pricing of new therapies and require greater levels of evidence of favorable clinical outcomes and cost‑effectiveness before extending coverage and adequate reimbursement to such new technologies. In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly under a new Part D and introduced a new reimbursement methodology based on average sale prices for physician‑administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost‑reduction initiatives and other provisions of this legislation could decrease the coverage and reimbursement that we receive for any approved products. While the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors. In light of such challenges to prices and increasing levels of evidence of the benefits and clinical outcomes of new technologies, we cannot be sure that coverage will be available for Keveyis and/or any product candidate that we commercialize, and, if available, that the reimbursement rates will be adequate. If we are unable to obtain adequate levels of coverage and reimbursement for Keveyis and/or our product candidates, our ability to generate revenue will be compromised.

Because each third‑party payor individually approves coverage and reimbursement levels, obtaining coverage and adequate reimbursement is a time consuming, costly and sometimes unpredictable process. We may be required to provide scientific and clinical support, medical necessity or both for the use of Keveyis or any product to each third‑party payor separately with no assurance that approval would be obtained, and we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost‑effectiveness, medical necessity or both of our products. This process could delay the market acceptance of any product and could have a negative effect on our future revenues and operating results.

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

The unavailability or inadequacy of third‑party coverage and reimbursement could negatively affect the market acceptance of Keveyis and our product candidates and the future revenues we may expect to receive from these products. In addition, we are unable to predict what additional legislation or regulation relating to the healthcare industry or third‑party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.

Our products may not gain market acceptance, in which case we may not be able to generate product revenues.

Even if the FDA, EMA or any comparable foreign regulatory agency approves the marketing of any product candidates that we develop, physicians, healthcare providers, patients or the medical community may not accept or use them. Efforts to educate the medical community and third‑party payors on the benefits of our products or product candidates may require significant resources and may not be successful. If Keveyis, Recorlev, veldoreotide or any other product candidate that we develop does not achieve an adequate level of acceptance, we may not generate significant product revenues or any profits from operations. The degree of market acceptance of Keveyis, Recorlev, veldoreotide or any other product candidates that are approved for commercial sale will depend on a variety of factors, including, but not limited to:

•whether clinicians and potential patients perceive our products or product candidates to have better efficacy, safety and tolerability profile, and ease of use compared with alternative therapies;

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

In addition, the potential market opportunity for Keveyis, Recorlev, veldoreotide or any other product candidate we may develop is difficult to estimate precisely. Our estimates of the potential market opportunity are predicated on several key assumptions such as industry knowledge and publications, third‑party research reports and other surveys. While we believe that our internal assumptions are reasonable, these assumptions may be inaccurate. If any of the assumptions proves to be inaccurate, then the actual market for Keveyis, Recorlev or our other product candidates could be smaller than our estimates of the potential market opportunity. If the actual market for Keveyis, Recorlev or our other product candidates is smaller than we expect, or if the products fail to achieve an adequate level of acceptance by physicians, health care payors and patients, our product revenue may be limited and we may be unable to achieve or maintain profitability. Further, given the limited number of treating physicians, if we are unable to convince a significant number of such physicians of the value of our products or product candidates, we may be unable to achieve a sufficient market share to make our products profitable.

The Orphan Drug designation for Keveyis and our product candidates may not prevent competition from companies that develop other compounds for the treatment of the same condition. These companies may have significantly more resources than we do. Competition from them could limit our revenue from the commercialization of Keveyis and/or our other product candidates.

Although Keveyis and our product candidates have received Orphan Drug designation in the United States, and in the case of Recorlev and veldoreotide in Europe, we cannot be assured that we will realize the potential benefits of the designation. Even after an orphan drug is approved for its orphan indication, the FDA or EMA can subsequently approve a different drug for the same condition if it concludes that the later drug is safer, more effective or makes a major contribution to patient care. Upon expiration of the orphan drug exclusivity period, we may be subject to competition from manufacturers offering a generic form of Keveyis or our other products at a lower price, in which case our business could be harmed.

For example, Corcept’s Korlym has an Orphan Drug designation in the United States and is approved for the control of hyperglycemia secondary to hypercortisolism in patients with endogenous Cushing’s syndrome who have type 2 diabetes or glucose intolerance and have failed surgery or are not candidates for surgery. However, in 2012 Novartis received approval in both the United States and the European Union (EU) to market its somatostatin analogue Signifor for adult patients with Cushing’s disease (a subset of Cushing’s syndrome that accounts for approximately 70 percent of all Cushing’s syndrome patients) for whom pituitary surgery is not an option or has not been curative.

Laboratoire HRA Pharma (HRA) received Orphan Drug designation in the United States and the EU for the use of mifepristone to treat a subtype of Cushing’s syndrome. HRA began and terminated a Phase 2 clinical trial in Europe and the United States for this indication. Exelgyn Laboratories, which operates as a subsidiary of Medi Challenge (Pty) Ltd., received Orphan Drug designation for mifepristone to treat Cushing’s syndrome in the EU, but it has stated that it has not yet conducted any clinical trials.

The terms of our credit facility place restrictions on our operating and financial flexibility.

The Loan Agreement with Oxford and Horizon includes affirmative and negative covenants applicable to us and any subsidiaries we create in the future. The affirmative covenants include, among others, covenants requiring us to maintain our legal existence and good standing and governmental approvals necessary for us and our subsidiaries to perform our respective businesses and obligations under the Loan Agreement, deliver certain financial reports to the Lenders, maintain insurance coverage, comply with certain financial covenants, dissolve our subsidiary, BioPancreate Inc., within six months of the effective date of the Loan Agreement, and enter into an intercompany license or other agreement with our subsidiary, Strongbridge U.S. Inc., pursuant to which Strongbridge U.S. Inc. will have the exclusive right to market and sell Keveyis products in the United States. The negative covenants include, among others, restrictions on our transferring collateral, changing our business, management, ownership or business location, engaging in mergers or acquisitions, incurring additional indebtedness, paying dividends or making other distributions, making investments, creating liens, or entering into transactions with affiliates, in each case subject to certain exceptions.

The Loan Agreement also includes events of default, the occurrence and continuation of which could cause interest to be charged at the rate that is otherwise applicable plus 5.0% and would provide Oxford, as collateral agent, with the right to exercise remedies against us and the collateral securing the credit facility, including foreclosure against our properties securing the credit facilities, including our cash. These events of default include, among other things, our failure to pay any amounts due under the Loan Agreement, a breach of covenants under the Loan Agreement, a material adverse change, our insolvency, the occurrence of a default under any agreement with a third party that would result in a payment by us or our subsidiaries of greater than $100,000, and/or one or more judgments against us or our subsidiaries in an amount greater than $100,000 individually or in the aggregate.

Our ability to make scheduled payments on or to refinance our indebtedness depends on our future performance and ability to raise additional sources of cash, which is subject to economic, financial, competitive and other factors beyond our control. If we are unable to generate sufficient cash to service our debt, we may be required to adopt one or more alternatives, such as selling assets, restructuring our debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. If we desire to refinance our indebtedness, our ability to do so will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Risks Related to Our Reliance on Third Parties

We have no manufacturing capabilities and currently depend on one supplier to manufacture Keveyis.  We also depend on a limited number of other suppliers to manufacture our product candidates for use in clinical trials. If these suppliers are unable or unwilling to continue manufacturing for us and we are unable to contract quickly with alternative sources, or if these third-party manufacturers fail to comply with FDA regulations or otherwise fail to meet our requirements, our business will be harmed.

Taro Pharmaceuticals North America, Inc., Inc. produces all of our requirements of Keveyis. We rely on other third-parties to manufacture our product candidates for use in clinical trials.  If any of these vendors is unable or unwilling to meet our future requirements, we may not be able to manufacture our products in a timely manner. Our current arrangements with these manufacturers are terminable by such manufacturers, subject to certain notice provisions.

The facilities used by our vendors to manufacture our product and product candidates must be approved by the FDA. We do not control the manufacturing processes of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements known as current good manufacturing practices (cGMPs). If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict requirements of the FDA or others, they will not be able to maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our products or if it withdraws any such approval, we may need to find alternative manufacturing facilities, which would significantly hamper our ability to develop, obtain regulatory approval for or market our products. In addition, sanctions could be imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could harm our business. If our suppliers fail to manufacture Keveyis or our product candidates on a timely basis in the quantities that we require, or fail to maintain manufacturing capabilities that meet FDA standards, we may exhaust our Keveyis inventory and not be able to generate revenue, or clinical development programs may be delayed.

We and our collaborators and contract manufacturers are subject to significant regulation with respect to manufacturing of Keveyis and our product candidates. The manufacturing facilities on which we rely may not continue to meet regulatory requirements or may not be able to meet supply demands.

All entities involved in the preparation of therapeutics for clinical trials or commercial sale, including our existing contract manufacturers for our products and product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late‑stage clinical trials must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We, our collaborators or our contract manufacturers must supply all necessary documentation in support of an NDA or foreign equivalent on a timely basis and must adhere to GLP and cGMP regulations enforced by the FDA and other regulatory agencies through their facilities inspection program. Some of our contract manufacturers have never produced a commercially-approved pharmaceutical product and therefore have not obtained the requisite regulatory authority approvals to do so. The facilities and quality systems of some or all of our collaborators and third‑party contractors must pass a pre‑approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates or any of our other potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or our other potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. Although we oversee the contract manufacturers, we cannot control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre‑approval plant inspection, regulatory approval of the products may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever.

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

In addition to the exclusivity provided for Keveyis and our product candidates with regulatory orphan drug status, we rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and product candidates. Our success depends in large part on our and our licensors’ ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and product candidates.

We have sought to protect our proprietary position by filing, where possible, patent applications in the United States and abroad related to our novel technologies and products that are important to our business. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner or in all jurisdictions. It is also possible that we will fail to identify patentable aspects of our research and development and manufacturing processes before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain unsolved. The patent applications that we own or in‑license may fail to result in issued patents with claims that cover our products or product candidates in the United States or in foreign countries. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions remain confidential for a period of time after filing, and some remain so until issued. Therefore, we cannot be certain that we were the first to file any patent application related to our products or product candidates, or whether we were the first to make the inventions claimed in our owned patents or pending patent applications, nor can we know whether those from whom we license patents were the first to make the inventions claimed or were the first to file. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our products or product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, found unenforceable or invalidated, which could allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third‑party patent rights. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our products or product candidates, prevent others from designing around our claims or provide us with a competitive advantage. Any of these outcomes could impair our ability to prevent competition from third parties.

We and/or our licensors or partners have filed several patent applications covering various aspects of our products and product candidates. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patent, or whether any issued patents will be found invalid and unenforceable or will be challenged by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any products or product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product or product candidate under patent protection could be reduced.

We may not have sufficient patent terms to effectively protect our products and business.

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is first filed. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such product candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours or otherwise provide us with a competitive advantage. Even if patents covering our products or product candidates are obtained, once the patent life has expired for a product, we may be open to competition from generic medications.

Although patent term extensions in the United States and under supplementary protection certificates in the European Union may be available to extend the patent exclusivity term for our products or product candidates, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long.

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

Our commercial success depends in part on our ability to develop, manufacture, market and sell Keveyis and our product candidates, if approved, and use our proprietary technology without alleged or actual infringement, misappropriation or other violation of the patents and proprietary rights of third parties. There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and reexamination proceedings before the USPTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we will market Keveyis and are developing product candidates. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our products and product candidates may be subject to claims of infringement of the intellectual property rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third‑party patents or patent applications with claims to compositions, formulations, methods of manufacture or methods of treatment related to the use or manufacture of Keveyis or our product candidates. We cannot be sure that we know of each and every patent and pending application in the United States and abroad that is relevant or necessary to the commercialization of Keveyis or our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents upon which our products or product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third‑party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our products or product candidates, any compositions formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product or product candidate unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Similarly, if any third‑party patents were held by a court of competent jurisdiction to cover aspects of our compositions, formulations, or methods of treatment, prevention or use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product or product candidate unless we obtained a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non‑exclusive, thereby giving our competitors access to the same technologies licensed to us.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize Keveyis or one or more of our product candidates, if approved. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Although we are not currently involved in any litigation, we may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

Competitors may infringe upon our patents or the patents of our licensors. Although we are not currently involved in any litigation, if we or one of our licensing partners were to initiate legal proceedings against a third party to enforce a patent covering one of our products or product candidates, the defendant could counterclaim that the patent covering our product or product candidate is invalid and/or unenforceable, or request declaratory judgment that there is no infringement. In patent litigation in the United States, defendant counterclaims alleging invalidity, noninfringement and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, nonobviousness or non‑lack of enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld material relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms, or at all. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs, and distract our management and other employees. In addition, the uncertainties associated with litigation could compromise our ability to successfully market Keveyis, raise the funds necessary to continue our clinical trials, continue our research programs, and license necessary technology from third parties or enter into development partnerships that would help us bring our product candidates to market, if approved.

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

We have filed a U.S., Canadian, Brazilian and International (Madrid Protocol) trademark application designating Australia, China, European Community, India, Israel, Japan, Mexico and Turkey for the mark, “Strongbridge Biopharma.” If the U.S. or any foreign trademark offices raise any objections, we may be unable to overcome such objections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Oppositions or cancellation proceedings have been filed and may in the future be filed against our trademarks, and our trademarks may not survive such proceedings.

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

Filing, prosecuting and defending patents on our products or product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Further, licensing partners may not prosecute patents in certain jurisdictions in which we may obtain commercial rights, thereby precluding the possibility of later obtaining patent protection in these countries. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

Risks Related to Government Oversight and Regulation

We will be subject to ongoing obligations and continued regulatory requirements, which may result in significant additional expense.

Keveyis and any of our product candidates that obtain regulatory approval will remain subject to continual regulatory review. Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA, the EMA or any comparable foreign regulatory authority approves any of our product candidates, we will be subject to ongoing regulatory obligations and oversight by regulatory authorities, including with respect to the manufacturing processes, labeling, packing, distribution, adverse event reporting, storage, advertising and marketing restrictions, and recordkeeping and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize such products. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and cGCPs for any clinical trials that we conduct post-regulatory approval. Because our two Phase 3 clinical trials of Recorlev will collect safety data for approximately 125 patients, we currently expect that we would be required by the FDA and the EMA to collect additional safety data post-approval.

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

Although we have obtained orphan drug designation for Keveyis and our key product candidates from the FDA and EMA, orphan drug designation may not ensure that we will enjoy market exclusivity in a particular market, and if we fail to obtain or maintain orphan drug exclusivity for Keveyis or our product candidates, we may be subject to earlier competition and our potential revenue will be reduced.

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

 Keveyis has been granted orphan drug designation for the treatment of hyperkalemic, hypokalemic, and related variants of primary periodic paralysis in the United States. Recorlev has been granted orphan drug designation for the treatment of endogenous Cushing’s syndrome in the United States and Europe. Veldoreotide has been granted orphan drug designation for the treatment of acromegaly in the United States and in Europe. Even though we have obtained orphan drug designation for our key product candidates, we may not be the first to obtain regulatory approval for any particular orphan indication due to the uncertainties associated with developing biopharmaceutical products. For example, ketoconazole was granted orphan drug exclusivity in Europe and is now being marketed for the treatment of endogenous Cushing’s syndrome.  Therefore, Recorlev will need to show significant benefit compared to ketoconazole in order to be marketed in Europe prior to the expiration of the ketoconazole orphan drug exclusivity.  Further, even though we have obtained orphan drug designation for our key product candidates, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

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

In 2017, the U.S. Congress has been assessing new legislation designed to repeal and replace core sections of the PPACA.  We expect the U.S. Congress to continue to review and assess this legislation, referred to as the American Health Care Act (AHCA), along with other alternative health care reform proposals throughout 2017.  Recent Congressional efforts such as the AHCA proposal adds to the uncertainty of the legislative changes enacted as part of PPACA. These changes will likely take time to unfold, and could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the PPACA. There is no assurance that the PPACA, as currently enacted or as amended in the future, will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

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

Pricing for pharmaceutical products has come under increasing scrutiny by governments, legislative bodies and enforcement agencies. These activities may result in actions that have the effect of reducing our revenue or harming our business or reputation.

Pharmaceutical product pricing is subject to enhanced government and public scrutiny and calls for reform.  There has recently been intense publicity regarding the pricing of pharmaceutical products generally, including publicity and pressure resulting from the prices charged for new products as well as price increases for older products that the government and public deem excessive.  We may experience downward pricing pressure on the price of our products due to social or political pressure to lower the cost of drugs, which could reduce our revenue and future profitability.  In addition, many companies in our industry have received governmental requests for documents and information relating to drug pricing and patient support programs.  If we were to become subject to similar requests, we could incur significant expense and experience reputational harm, as well as reduced market acceptance and demand for our products, which  could harm our ability to market our products in the future.  These factors could also result in changes in our product pricing and distribution strategies, reduced demand for our products and/or reduced reimbursement of products, including by federal health care programs such as Medicare and Medicaid and state health care programs.  In addition, the Trump Administration has indicated an interest in taking measures pertaining to drug pricing, including potential proposals relating to Medicare price negotiations, and importation of drugs from other countries. At this time, it is unclear whether any of these proposals will be pursued and how they would impact our products or our future product candidates.

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

•the Privacy Rule or the Security Rule of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which impose various obligations with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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

The market price of our ordinary shares may be volatile and subject to wide fluctuations in response to a variety of factors, many of which are beyond our control, including:

•	revenues from sales of Keveyis;

•	positive or negative results of testing and clinical trials by us, strategic partners or competitors;

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

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If too few securities or industry analysts commence or continue coverage of our company, the trading price for our ordinary shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause the price of our ordinary shares and trading volume to decline.

Future sales, or the possibility of future sales, of a substantial number of our ordinary shares could adversely affect the price of our ordinary shares.

Future sales of a substantial number of our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ordinary shares. We currently have 35,335,026 ordinary shares outstanding. We have also filed a Registration Statement on Form S-8, registering all ordinary shares that we may issue under our equity compensation plans. These ordinary shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock‑up agreements. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our ordinary shares and impede our ability to raise future capital.

An active market in our ordinary shares may not be liquid enough for investors to resell our ordinary shares.

The listing of our ordinary shares on the NASDAQ Global Select Market does not assure that a meaningful, consistent and liquid trading market exists.  In general trading volume in our ordinary shares has been limited and an active trading market for our shares may not be sustained.  If an active market for our ordinary shares is not sustained, it may be difficult for investors to sell their shares without depressing the market price for the shares or at all.

We have never paid cash dividends, do not expect to pay dividends in the foreseeable future and our ability to pay dividends, or repurchase or redeem our ordinary shares, is limited by law.

We have not paid any dividends since our inception and do not anticipate paying any dividends on our ordinary shares in the foreseeable future. Even if future operations lead to significant levels of distributable profits, we currently intend that any earnings will be reinvested in our business and that dividends will not be paid until we have an established revenue stream to support continuing dividends. The proposal to pay future dividends to shareholders will in addition effectively be at the sole discretion of our board of directors after taking into account various factors our board of directors deems relevant, including our business prospects, capital requirements, financial performance and new product development. In addition, payment of future dividends is subject to certain limitations under the Irish Companies Act 2014, or the Irish Companies Act. The Irish Companies Act, among other requirements, requires Irish companies to have distributable reserves available for distribution equal to or greater than the amount of the proposed dividend. See Part I, Item 10A “Additional Information-Share Capital.” Accordingly, investors cannot rely on dividend income from our ordinary shares and any returns on an investment in our ordinary shares will likely depend entirely upon any future appreciation in the price of our ordinary shares.

We believe we were classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes in past years and we may be classified as a PFIC in future years , which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

A non‑U.S. corporation generally will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, “passive income” generally includes, among other items of income, dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income, and a non‑U.S. corporation is treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which such non‑U.S. corporation owns, directly or indirectly, more than 25% of the value of such other corporation’s stock. Based on our income, assets and activities in past years, we believe that we were a PFIC in past years, and we may be classified as a PFIC for the current taxable year and for future years depending on the income, assets, and activities in such taxable years. A U.S. Holder that holds ordinary shares during any taxable year in which we are a PFIC would be subject to substantially increased U.S. federal income tax liability, including upon the receipt of any “excess distributions” from us and upon the sale or other disposition of our ordinary shares. Although certain elections may be available to mitigate the adverse impact of the PFIC rules, such elections may result in a current U.S. federal tax liability prior to any distribution on or disposition of our ordinary shares. Further, there can be no assurances that we will supply U.S. Holders with information that such U.S. Holders are required to report under the rules governing such elections. Accordingly, the acquisition of our ordinary shares may not be an appropriate investment for certain holders that are not tax‑exempt organizations. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to an investment in our ordinary shares.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non‑U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Irish laws and regulations with regard to such matters and intend to furnish quarterly financial information to the U.S. Securities and Exchange Commission (the “SEC), we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including: (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act; (2) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10‑Q containing unaudited financial and other specified information, or current reports on Form 8‑K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20‑F until four months after the end of each financial year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10‑K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and as permitted by the listing requirements of NASDAQ, we may rely on certain home country governance practices rather than the corporate governance requirements of NASDAQ.

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. Losing our status as a foreign private issuer would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non‑residents of the United States or (2)(A) a majority of our executive officers or directors may not be United States citizens or residents, (B) more than 50% of our assets cannot be located in the United States and (C) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

Because the PCAOB is not permitted to inspect registered public accounting firms in Ireland, you do not have the benefit of such inspections to the extent our financial statements are audited by a registered public accounting firm in Ireland.

Auditors of U.S. public companies, including our independent registered public accounting firm, are required by the laws of the United States to undergo periodic PCAOB inspections to assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. The laws of certain European Union countries, including Ireland, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries. Accordingly, to the extent our financial statements will be audited by a registered public accounting firm in Ireland, the PCAOB would be prevented from fully evaluating the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures. Unlike shareholders or potential shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such PCAOB inspections.

A future transfer of our ordinary shares, other than one effected by means of the transfer of book‑entry interests in DTC, may be subject to Irish stamp duty.

The rate of Irish stamp duty, when applicable, on the transfer of shares in an Irish‑incorporated company is 1% of the price paid, or the market value of the shares acquired, whichever is greater. Payment of Irish stamp duty is generally a legal obligation of the transferee. We expect that most of our ordinary shares will be traded through the Depositary Trust Company, or DTC, or through brokers who hold such shares on behalf of customers through DTC. As such, the transfer of ordinary shares should be exempt from Irish stamp duty based on established practice of the Irish Revenue Commissioners. We received written confirmation from the Irish Revenue Commissioners on June 22, 2015 that a transfer of our ordinary shares held through DTC and transferred by means of a book‑entry interest would be exempt from Irish stamp duty. However, if you hold your ordinary shares directly of record, rather than beneficially through DTC, or through a broker that holds your ordinary shares through DTC, any transfer of your ordinary shares may be subject to Irish stamp duty. The potential for Irish stamp duty to arise could adversely affect the price and liquidity of our ordinary shares. In addition, the terms of our eligibility agreement with DTC requires us to provide certain indemnities relating to Irish stamp duty to third parties. If liability were to arise as a result of the indemnities provided under the terms of the eligibility agreement, we may face significant unexpected costs.

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

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an “emerging growth company,” we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, exemptions from the requirements to provide certain executive compensation disclosures, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation or seeking shareholder approval of any golden parachute payments not previously approved. As an “emerging growth company,” in our initial registration statement, we were required to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non‑affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an “emerging growth company” as of the following December 31, our fiscal year end. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.

Certain provisions of the warrants issued in the 2016 Private Placement could impede a sale of the Company.

In the event of a sale of the Company, the terms of the warrants issued to the 2016 Investors in the 2016 Private Placement require us to use our best efforts to ensure the holders of such warrants will have a continuing right to purchase shares of the acquirer and, if our efforts are unsuccessful, to make a payment to such warrant holders based on a Black-Scholes valuation (using variables as specified in the warrant agreements). Such payment must be made in cash in the event that the acquisition results in our shareholders receiving cash from the acquirer at the closing of the transaction, and must be made in shares of the Company (with the value of each ordinary share determined according to the calculation specified in the warrant agreements) in the event that the acquisition results in our shareholders receiving shares in the acquirer or other entity at the closing of the transaction. In the event that our shareholders receive both cash and shares at the closing of the transaction, such payment to the warrant holders shall also be made in both cash and shares in the same proportion as the consideration received by the shareholders.

Notwithstanding the foregoing, in the event that as a result of an acquisition the warrants will be exercisable for anything other than shares or securities that are listed on a regulated market (within the meaning of the Markets in Financial Instruments Directive (2004/39(EC))) or a United States national securities exchange, the warrant holders will be entitled to demand to receive a cash payment in an amount equal to the Black-Scholes Value per warrant (calculated in accordance with the warrants) contemporaneously with or promptly after the consummation of such acquisition.

We have identified a material weakness in our internal control over financial reporting. If we fail to remediate the identified material weakness, or if we otherwise fail to maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, detect or prevent fraud, or file our periodic reports in a timely manner, which may, among other adverse consequences, cause investors to lose confidence in our reported financial information and lead to a decline in our stock price.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. We are required under Section 404(a) of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2016, we concluded that there was a material weakness in the design and operating effectiveness of our internal control over our valuation of the warrants issued in connection with our December 31, 2016 private placement of ordinary shares. As defined in SEC Regulation S-X, a material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The initial calculation was performed with incorrect inputs, which resulted in an adjustment to our consolidated financial statements included in this Form 20-F. As a consequence of this material weakness, management concluded that our internal control over financial reporting, and consequently our disclosure controls and procedures, were not effective as of December 31, 2016.

ITEM 4.     INFORMATION ON THE COMPANY

Corporate Information

Strongbridge Biopharma plc, an Irish public limited company, was established on May 26, 2015 under the name Cortendo plc. On September 4, 2015, Cortendo plc changed its name to Strongbridge Biopharma plc. We also have a wholly owned subsidiary, Cortendo AB, organized under the laws of Sweden.  See Part I, Item 10I “Subsidiary Information” a for list of subsidiaries of the Company.

Our principal executive offices are located at 900 Northbrook Drive, Suite 200, Trevose, Pennsylvania, 19053 and our telephone number is +1 610‑254‑9200. For the purposes of Irish law, our registered office is Arthur Cox Building, Ten Earlsfort Terrace, Dublin 2, Ireland.

Our website is www.strongbridgebio.com. The information on, or that can be accessed through, our website is not part of and should not be incorporated by reference into this Annual Report on Form 20-F.

Overview

We are a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs.

Our first commercial product is Keveyis® (dichlorphenamide), the first and only treatment approved by the U.S. Food and Drug Administration (FDA) for hyperkalemic, hypokalemic, and related variants of primary periodic paralysis (“PPP”) ,a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis. Keveyis, for which we hold the U.S. marketing rights, has orphan drug exclusivity status in the United States through August 7, 2022.

In addition to this neuromuscular disease product, we have two clinical-stage product candidates for rare endocrine diseases, Recorlev® and veldoreotide. Recorlev (levoketoconazole, and formerly called COR-003) is a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing's syndrome. Veldoreotide (formerly called COR-005) is a next-generation somatostatin analog (“SSA”) being investigated for the treatment of acromegaly, with potential additional applications in Cushing's syndrome and neuroendocrine tumors. Both Recorlev and veldoreotide have received orphan designation from the FDA and the European Medicines Agency (EMA).

Given the well-identified and concentrated prescriber base addressing our target markets, we intend to use a small, focused sales force to effectively market Keveyis and other products and product candidates, if approved, in the United States, the European Union and other key global markets. We believe that our ability to execute on this strategy is enhanced by the significant commercial and clinical development experience of key members of our management team.

Since the introduction of our new management team in August 2014, we have been building a rare disease, franchise‑based business model focused on expansion through a disciplined in‑licensing and acquisition strategy. In pursuit of our growth strategy, we have raised over $140 million in equity and debt financings since December 2014. We will continue to identify and evaluate the acquisition of products and product candidates that would be complementary to our existing rare neuromuscular and endocrine franchises or that would form the basis for new rare disease franchises. We believe this approach will enable us to maximize our commercial potential by further leveraging our existing resources and expertise.

Recent Developments

Acquisition of Keveyis Marketing Rights and Supply Agreement with Taro Pharmaceuticals Industries Ltd (“Taro”)

In December 2016, we acquired the U.S. marketing rights to Keveyis (dichlorphenamide) from a subsidiary of Taro. Keveyis has received orphan drug exclusivity status in the U.S through August 7, 2022. Under the terms of the Asset Purchase Agreement, dated December 12, 2016, we paid Taro an upfront payment in two installments of $1 million in December 2016 and $7.5 million in March 2017, and will pay an aggregate of $7.5 million in potential milestones upon the achievement of certain product sales targets. Taro has agreed to continue to manufacture Keveyis for us under an exclusive supply agreement through the orphan exclusivity period (the “Supply Agreement”). We are obligated to purchase certain annual minimum amounts of product totaling approximately $29 million over a six-year period from Taro. The Supply Agreement may extend beyond the orphan exclusivity period unless terminated by either party pursuant to the terms of the agreement. If terminated by Taro at the conclusion of the orphan exclusivity period, we have the right to manufacture the product on our own or have the product manufactured by a third party on our behalf.

Private Placement

On December 22, 2016, we raised $35 million in aggregate proceeds in a private placement (the "2016 Private Placement"). According to the terms of the Securities Purchase Agreement, dated December 22, 2016, we issued and sold 14,000,000 ordinary shares at a purchase price of $2.50 per ordinary share, as well as warrants to purchase 7,000,000 ordinary shares (the "Investor Warrants") to the investors (the "2016 Investors"). The Investor Warrants are exercisable at a price of $2.50 per share beginning on June 28, 2017 and expire in five years from June 28, 2017. In connection with the 2016 Private Placement, we entered into a registration rights agreement with the 2016 Investors pursuant to which we agreed to file a registration statement for the purpose of registering for resale (i) the ordinary shares purchased by the 2016 Investors in the 2016 Private Placement; (ii) the ordinary shares exercisable upon exercise of the Investor Warrants acquired by the 2016 Investors in the 2016 Private Placement; and (iii) any other ordinary shares held by a 2016 Investor that beneficially owned at least 1,000,000 ordinary shares following the closing of the 2016 Private Placement that qualified as "Registrable Securities" as defined therein (the "Registration Rights Agreement").

Loan Agreement with Oxford Finance LLC and Horizon Technology Finance Corporation

On December 28, 2016, we entered into a loan and security agreement (the "Loan Agreement") with Oxford Finance LLC ("Oxford") and Horizon Technology Finance Corporation ("Horizon") (collectively, the “Lenders”). The Loan Agreement provided for a $40 million credit facility, of which $20 million was borrowed initially. Under the Loan Agreement, we have access to two additional tranches of $10 million each which are available to us subject to the achievement of certain specified milestones. The borrowings pursuant to the Loan Agreement mature after 48 months. The Loan Agreement provides for interest-only payments initially for the first 18 months of the loan followed by an amortization period of 30 months, a final payment fee equal to 8% of the amount borrowed and interest payable at an annual rate equal to the sum of 8.22% plus the greater of 0.53% or the 30-day US LIBOR rate. The credit facility provides that if we satisfy certain milestones and borrow the final $10 million tranche, the interest-only period would be extended by an additional six months and the amortization period would be 24 months. We have granted a security interest in substantially all of our existing assets and assets acquired by us in the future, including intellectual property. The Loan Agreement contains facility and prepayment fees, customary affirmative and negative covenants and events of default.

Upon the execution of the Loan Agreement, we issued warrants to the Lenders to purchase an aggregate of 428,571 ordinary shares at an exercise price equal to $2.45 per share (the “Lender Warrants”). The Lender Warrants are immediately exercisable and expire after ten years. The Lender Warrants issued to the Lenders include a provision requiring us to file a registration statement to provide for the public resale of the ordinary shares to be issued upon exercise of the Lender Warrants.

On March 31, 2017 we entered into an amendment to the Loan Agreement that was made effective as of January 27, 2017 and provided for an extension to the dates by which the Company’s Swedish subsidiary was required to enter into security documents granting security interests on certain of its assets in favor of Oxford, as collateral agent for the Lender, and to increase the amount of debt the Company can incur under, and the amount of cash collateral it can provide for purposes of, its corporate credit card program from $100,000 to $250,000.  In connection with the amendment, the Company paid $150,000 to the Lenders.

Our Products and Product Candidates

•

Keveyis® (dichlorphenamide), an oral carbonic anhydrase inhibitor and the only therapy approved in the United States to treat hyperkalemic, hypokalemic and related variants of primary periodic paralysis. PPP is a rare genetic, neuromuscular disorder that can cause extreme muscle weakness and/or paralysis. It often interferes with daily activities and, as patients get older, it can lead to permanent muscle weakness. The two most common forms of this disorder are “hyperkalemic” and “hypokalemic” periodic paralysis.  Keveyis was approved by the FDA in August 2015, and has received orphan drug exclusivity status in the U.S through August 7, 2022. Since May 2016, Taro has been supplying Keveyis on a non-commercial basis to patients through a single specialty pharmacy in the United States. We expect to commercially launch Keveyis in the United States in April 2017.

•

Recorlev™ (levoketoconazole, and formerly called COR-003), a cortisol synthesis inhibitor, in Phase 3 clinical development for the treatment of endogenous Cushing’s syndrome.  Endogenous Cushing’s syndrome is a rare endocrine disorder characterized by sustained elevated cortisol levels that most commonly result from a benign tumor of the pituitary gland. We believe that Recorlev, which is the isolated, “left-handed” mirror image, or enantiomer, of ketoconazole, has the potential to become the new standard of care for the drug therapy of endogenous Cushing’s syndrome. We are currently conducting SONICS, a pivotal, multinational Phase 3 clinical trial for Recorlev, and anticipate that the study will be fully enrolled in the second quarter of 2017, with top-line data for the primary efficacy analysis available in the first quarter of 2018.  In addition, we plan to initiate LOGICS, a second pivotal Phase 3 clinical trial of Recorlev for the treatment of endogenous Cushing's syndrome. The LOGICS study will supplement the long-term efficacy and safety data from the ongoing SONICS study in a randomized, double-blind, placebo-controlled study that will enroll approximately 35 patients, of which approximately two-thirds will have completed the SONICS study. Enrollment in the LOGICS study is anticipated to begin mid-year 2017 and top-line data are expected in the third quarter of 2018.

Upon completion of the clinical development program, we intend to file for marketing authorizations in the United States and elsewhere.  Following consultations with the FDA, we have determined that the 505(b)(2) approval pathway, which permits a New Drug Application “NDA” applicant to rely on data from studies that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference, is the appropriate pathway for a Recorlev NDA.  Because NDA approval can rely in part on data already accepted by the FDA or otherwise publicly available, an abbreviated and reduced development program may be possible. We intend to rely on published literature and the FDA’s prior findings concerning the safety and/or effectiveness of ketoconazole in our NDA for Recorlev.  A similar marketing authorization pathway is available in most of the rest of the world, and we anticipate that the studies supporting U.S. approval will likewise support approvals to market Recorlev elsewhere, including in the European Union.

•

Veldoreotide (formerly called COR‑005), a novel somatostatin analogue (SSA), in Phase 2 clinical development for the treatment of acromegaly.  Based on the differentiated activation pattern to veldoreotide by somatostatin receptor subtypes (“SSTRs”) and its emerging preclinical and clinical profile, we believe that veldoreotide may offer an improved efficacy and safety profile relative to existing drug therapies for acromegaly. Veldoreotide has been granted orphan drug designation by the FDA and the EMA.  We have completed the screening of potential long-acting release (“LAR”) technologies for veldoreotide and have selected a lead formulation based upon PLGA microspheres. PLGA is a well-known polymer, which has been widely applied in LAR formulations due to its biocompatibility, biodegradability, and favorable release kinetics. Additional veldoreotide development activities will be sequenced to ensure that the Company’s existing cash resources are sufficient to fund planned operations at least through 2018.

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

To achieve our goal, we are pursuing the following strategies:

•

Focus on rare diseases.  We are developing treatments for rare diseases, initially PPP, endogenous Cushing’s syndrome and acromegaly. Rare diseases typically have a high unmet need for innovative treatment options. Drug development for the treatment of rare diseases often requires smaller clinical trials and has the potential for accelerated regulatory review. Product candidates focused on rare diseases also often qualify for orphan drug designation, which in the United States provides for seven years of market exclusivity and in the European Union provides for 10 years of market exclusivity after regulatory approval has been granted.

•

Independently commercialize Keveyis and other products in the United States and the European Union. We are preparing to independently commercialize Keveyis in the United States and intend to do likewise with our two rare disease product candidates, if approved, in the United States, the European Union, and, selectively, in other key global markets. Given the well-identified and concentrated prescriber base for Keveyis, and our two product candidates, we believe we can use a small, focused sales force to effectively promote our products. We plan to create an initial sales force of approximately 12 representatives in the United States to market Keveyis, and opportunistically expand the sales force with the growth of Keveyis.  We anticipate a sales force of approximately 30 representatives in the United States as well as in the European Union to market our two rare disease product candidates, if approved. We believe that the activities involved in our commercialization of Keveyis will provide synergies to our commercialization of Recorlev if successful. We further believe that veldoreotide, if successful, will benefit from significant development and commercial synergies with our lead product candidate, Recorlev, because both Cushing’s syndrome and acromegaly are typically caused by benign pituitary tumors and are mainly treated by neuroendocrinologists. We believe that our ability to execute on this strategy is enhanced by the significant prior commercial experience of key members of our management team. Prior to joining our company, members of our management team were involved in the launch or commercialization of over 20 pharmaceutical products.

•

Expand our portfolio through a disciplined in‑licensing and acquisition strategy.  We plan to source new product candidates by in‑licensing or acquiring them. Our management team seeks to mitigate the potential risks of this strategy by adhering to our disciplined criteria of focusing on in‑licensing or acquisition opportunities of products that are already commercially available or that have human clinical data that we believe suggest a high probability of success for development progression and an attractive potential return on investment. As a result of our management team’s experience in sourcing, selecting, in‑licensing and acquiring product candidates, we were successful in acquiring the U.S. rights to Keveyis as well as augmenting our rare endocrine franchise by adding veldoreotide to our product pipeline.

•

Utilize a franchise model built on rare disease therapeutic areas.  We intend to build our company by in‑licensing and acquiring products and product candidates that target rare diseases in therapeutically aligned franchises with significant commercial opportunity. We believe that complementary products and product candidates will allow us to significantly leverage our expertise as well as our development and commercial infrastructure. For example, Keveyis serves as the basis of our rare neuromuscular franchise, and our product candidates for the treatment of endogenous Cushing’s syndrome and acromegaly, if approved, will serve as the basis for our rare endocrine franchise.

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

Our Product Candidate Pipeline

The following table illustrates our product candidates by stage:

Our Rare Neuromuscular Franchise

In December 2016, we initiated our rare neuromuscular franchise by acquiring the U.S. marketing rights to Keveyis® (dichlorphenamide) from Taro Pharmaceuticals U.S.A., Inc., the U.S. subsidiary of Taro Pharmaceutical Industries Ltd. (“Taro U.S.”).  Keveyis is the first and only therapy approved in the United States to treat hyperkalemic, hypokalemic and related variants of PPP, a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis.

Overview of PPP and Keveyis

PPP is a rare, genetic, neuromuscular disorder related to a defect in muscle ion channels. The disease is characterized by episodes of muscle weakness and paralysis. It often interferes with daily activities and, as patients get older, it can lead to permanent muscle weakness. Primary periodic paralysis may be localized (“focal”) or more widespread (“generalized”), and it often goes underdiagnosed and/or undertreated.  Types of periodic paralyses are differentiated by criteria including underlying genetic mutations and changes in blood potassium during an episode. The two most common forms of PPP are hypokalemic, when episoses can be induced by low blood levels of potassium, and hyperkalemic, when episodes are associated with elevated levels of blood potassium.  Primary periodic paralysis is thought to affect as many as 5,000 to 6,000 individuals in the U.S.

Keveyis is an oral carbonic anhydrase inhibitor, and was approved in the United States in August 2015 to treat hyperkalemic, hypokalemic and related variants of PPP.  The exact mechanism(s) through which oral carbonic anhydrase inhibitors are thought to decrease the frequency and severity of periodic paralysis attacks is unknown.  However, it is believed that their effects are mediated both locally and systemically.  It is not known whether their effects are disease-modifying. Keveyis has received orphan drug exclusivity status in the U.S through August 7, 2022.

Following FDA approval in August 2015, Keveyis was marketed by Taro U.S.A., Inc..  In May 2016, Taro announced the cessation of their commercial sales and related promotional activities for Keveyis.  Since May 2016, Taro supplied Keveyis to patients on a non-commercial basis through a single specialty pharmacy in the United States. Since our acquisition of the U.S. marketing rights to Keveyis from Taro in December 2016, we have been conducting the activities necessary to prepare for our commercial launch, which is expected in April 2017.

We intend to launch and sell Keveyis using experienced sales representatives. Because a large percentage of the people who suffer from PPP remain undiagnosed or inadequately treated, we intend to develop programs to educate the medical community and patients about this illness. In addition, we plan to establish a field-based force of medical science liaisons.  We intend to use a specialty pharmacy model to provide reimbursement, clinical and distribution support for Keveyis, and to develop cost-sharing and patient assistance programs to support qualified, commercially insured patients, federal- and state-insured patients, and uninsured or under-insured patients. We may also donate money to independent charitable foundations dedicated to this cause. Our ultimate goal is to ensure that no PPP patient is denied access to Keveyis for financial reasons.

Our Rare Endocrine Franchise

We have two product candidates in our rare endocrine franchise. Recorlev is being developed for the treatment of endogenous Cushing’s syndrome, and veldoreotide is being developed for the treatment of acromegaly. We believe that these clinical product candidates, if successful, will benefit from significant development and commercial synergies based on the fact that both endogenous Cushing’s syndrome and acromegaly are typically caused by benign pituitary tumors and are mainly treated by neuroendocrinologists. We believe that we can address the markets for both of these product candidates by targeting the endocrinologists that are focused on the treatment of rare pituitary disorders.

Recorlev—Phase 3 Product Candidate for the Treatment of Endogenous Cushing’s Syndrome

Overview

Our lead product candidate, Recorlev (levoketoconazole, and formerly called COR-003) is a cortisol synthesis inhibitor and is a single enantiomer of ketoconazole that we are developing for the treatment of endogenous Cushing’s syndrome, a rare endocrine disorder characterized by excessive production of the stress hormone cortisol. In endogenous Cushing’s syndrome, elevated circulating cortisol gives rise to a severe disease with variable clinical signs and symptoms, including weight gain, characteristic changes in fat distribution, diabetes mellitus, hypertension, osteoporosis, muscle loss and depression. The active pharmaceutical ingredient in Recorlev, levoketoconazole (a purified enantiomer of ketoconazole, and also known as 2S,4R-ketoconazole) is a small molecule and exerts its effect by blocking the synthesis of cortisol in the adrenal glands, leading to the reduction and, ideally, the normalization of blood cortisol. Recorlev has been granted orphan drug designation by the FDA and the EMA and is being developed for twice daily oral administration.

Ketoconazole, used off‑label in the United States, is the most frequently prescribed drug therapy for endogenous Cushing’s syndrome. It is used to reduce blood cortisol and ameliorate comorbidities associated with Cushing’s syndrome. Molecules of ketoconazole form as mirror images, referred to as enantiomers. Manufactured ketoconazole consists of two enantiomers, 2R,4S‑ketoconazole and 2S,4R‑ketoconazole, that are found in equal amounts, and is therefore referred to as a racemate. Recorlev is a single‑enantiomer drug, a pure form of one (2S,4R‑ketoconazole) of the two enantiomers (2S,4R‑ketoconazole) of ketoconazole. Single‑enantiomer drugs may offer safety and efficacy advantages over the racemate because one of the enantiomers in the racemate can have safety issues or be less effective in the treatment of the disorder or disease.

Recorlev, like ketoconazole, is a cortisol synthesis inhibitor that inhibits the cortisol synthesis pathway at several points. In light of the shared mechanism of action with ketoconazole and the data from Phase 2 clinical trials, which were conducted in diabetes patients, we believe Recorlev may have a similar beneficial impact on the reduction of significant comorbidities of endogenous Cushing’s syndrome, including those associated with cardiovascular‑related mortality risk, such as diabetes, weight gain, hypertension and elevation in cholesterol. In addition, based on preclinical results, we believe that Recorlev may offer an improved safety profile relative to existing approved drug therapies. Therefore, we believe that Recorlev has the potential to become a new standard of care for the chronic drug therapy of endogenous Cushing’s syndrome.

Overview of Cushing’s Syndrome

There are two variants of Cushing’s syndrome: exogenous, which is caused by factors outside the body (e.g., corticosteroid or cortisol-like medications); and endogenous, which is caused by factors within the body. The symptoms for both are the same. The more common form is exogenous Cushing’s syndrome, which is often found in people taking cortisol‑like medications for long periods of time, typically at high dosages or in very potent forms. Cortisol‑like medications are often used to treat inflammatory disorders such as asthma and rheumatoid arthritis. Unlike the endogenous variant, exogenous Cushing’s syndrome is temporary and most clinical signs and symptoms subside after the patient has finished taking the cortisol‑like medication.

Endogenous Cushing’s syndrome is a rare endocrine disorder characterized by sustained blood cortisol. Cortisol is a hormone produced in the adrenal gland and is naturally secreted as an end product of the activity of the hypothalamic‑pituitary‑adrenal axis, a major part of the endocrine system. Corticotropin‑releasing‑hormone (“CRH”) is secreted from the hypothalamus and stimulates the secretion and release of adrenocorticotropin (“ACTH”) from the pituitary gland, which in turn stimulates cortisol secretion from the adrenal gland. Cortisol itself exerts negative feedback control on both CRH in the hypothalamus and ACTH in the pituitary gland, thereby reducing CRH and ACTH secretion and keeping cortisol levels in a normal range.

The most common form of endogenous Cushing’s syndrome is called Cushing’s disease, which is typically caused by a benign pituitary tumor that secretes ACTH. Cushing’s disease represents approximately 70% to 80% of patients with endogenous Cushing’s syndrome. Other causes of endogenous ACTH-dependent Cushing’s syndrome include extrapituitary tumors producing ACTH, or ectopic ACTH or CRH syndrome. The source of ectopic ACTH/CRH secretion is most often small‑cell carcinoma of the lung or bronchial carcinoid tumors, but can also arise with almost any endocrine tumor from many different organs. In a smaller number of cases, approximately 20%, endogenous Cushing’s syndrome can be ACTH‑independent, resulting from excess secretion of cortisol by unilateral adrenocortical tumors, either benign or malignant, or by non‑malignant enlargement of the adrenal glands.

In patients with endogenous Cushing’s syndrome, the normal feedback mechanism of the hypothalamic‑pituitary‑adrenal axis is disrupted as a result of a tumor secreting ACTH, CRH or cortisol. This causes chronic exposure to high circulating cortisol levels that give rise to the clinical state of Cushing’s syndrome. The most common signs and symptoms include: weight gain, especially in the upper body with a rounded face (“moon face”) and extra fat on the upper back and above the collarbones; high blood sugar or diabetes mellitus; high blood pressure or hypertension; thin bones or osteoporosis; muscle loss or sarcopenia and weakness; thin, fragile skin that bruises easily; purple‑red stretch marks called striae, usually over the abdomen and under the arms; depression and difficulty thinking clearly; too much facial hair, or hirsutism, usually noticed only in women; irregular or absent menstrual periods and infertility; reduced sex drive or libido; and in children, poor height growth.

An estimated 25,000 patients in the United States and 40,000 patients in Europe are diagnosed with endogenous Cushing’s syndrome. When first diagnosed, patients are most commonly adults aged 20 to 50 and five times more often women than men. However, endogenous Cushing’s syndrome is believed to be underdiagnosed due to lack of disease recognition, which often leads to a delay in diagnosis of six years on average. Endogenous Cushing’s syndrome patients are believed to have a mortality risk up to five times that of the age-and-gender-matched general population, with cardiovascular disease, venous thrombosis and infections being the primary causes of death.

Current Treatment Landscape and Limitations on Current Treatment Options

Treatment of endogenous Cushing’s syndrome varies depending on the cause of the disease. For patients with Cushing’s disease, representing the majority of patients with endogenous Cushing’s syndrome, initial treatment is almost always the attempted surgical removal of the pituitary tumor. In anticipation of surgery and when surgery is not effective or not feasible, drug or radiation therapy, or both, is used to suppress excessive cortisol production and the accompanying clinical symptoms.

A typical approach of drug therapy is to inhibit cortisol biosynthesis through the oral administration of an inhibitor of enzymes of adrenal cortisol synthesis. Ketoconazole is the most widely used drug therapy for endogenous Cushing’s syndrome.  Although approved in the European Union for this indication, ketoconazole is not approved for this indication in the United States. The percentage of endogenous Cushing’s syndrome patients treated with ketoconazole monotherapy who achieve normalized levels of cortisol, assessed by measuring urinary free cortisol (“UFC”) has been reported from retrospective, uncontrolled studies, with varying definitions of normalization, to between 33% and 100%. Data from a recent retrospective study of 200 patients in 14 French centers solely treated with ketoconazole for endogenous Cushing’s syndrome between 1995 and 2012 suggested that  ketoconazole controlled cortisol in approximately 50% of patients and likewise improved clinical symptoms. Also, beneficial effects of oral ketoconazole on clinical symptoms and signs that drive the morbidity and mortality of endogenous Cushing’s syndrome have been reported, such as reduction in high blood pressure, improvement of diabetes, and normalization of hypokalemia, or low potassium blood levels. However, a significant proportion of patients treated with ketoconazole experience tolerability issues and, in some cases, liver injury (or hepatotoxicity). As a result of the hepatotoxicity risk the FDA has issued a boxed warning to prescribers concerning the use of ketoconazole to treat fungal infections, the only approved indication for ketoconazole in the United States. Although elevations in liver enzymes associated with ketoconazole are generally mild to moderate and reversible upon cessation of drug, in rare cases, severe hepatotoxicity may occur (one in every 10,000 to 15,000 patients). In extremely rare cases, ketoconazole-related liver injury may be irreversible and result in death or require liver transplantation. In July 2013, the CHMP recommended that ketoconazole be withdrawn for use as an antifungal agent in the European Union. The EMA adopted the CHMP recommendation in August 2013 and the recommendation was subsequently confirmed by the European Commission. In September 2014, HRA Pharma received a recommendation of approval from the EMA of ketoconazole for the treatment of endogenous Cushing’s syndrome, based on the well‑established use of ketoconazole in medical practice as well as documentation in scientific literature.

An alternative approach to treatment of Cushing’s syndrome is the use of drugs that target pituitary tumors that produce ACTH. This approach is only useful for those patients whose endogenous Cushing’s syndrome is caused by a pituitary tumor, or Cushing’s disease. Among Cushing’s disease patients, the dopamine agonist cabergoline, which is not approved for use in Cushing’s disease in the United States, has been shown to achieve normalization of UFC levels in about 30% of patients. The SSA pasireotide, which is marketed as Signifor for the treatment of Cushing’s disease in the United States, has shown normalization of UFC levels in 15% of patients at a 600 µg twice-daily dose and in 26% of patients at a 900 µg twice-daily dose. Certain SSAs, including Signifor, are known to have undesirable side effects on glucose metabolism. Forty percent of patients with Cushing’s disease treated with Signifor in its Phase 3 clinical trial reported the occurrence of hyperglycemia‑related adverse events, and in the cohort receiving Signifor 900 µg twice-daily, HbA1c increased from 5.8% at baseline to 7.3% at Month 6.

Another alternative, Korlym, or mifepristone, works by inhibiting the action of cortisol at the cortisol-receptor level, but does not lower cortisol levels in the blood, which actually tend to increase during therapy. As a result of this mechanism of action, it is not possible to monitor response by measuring UFC levels, which is the standard way clinicians monitor 24-hour blood cortisol for physicians who treat endogenous Cushing’s syndrome. Korlym has been approved in the United States to control hyperglycemia secondary to hypercortisolism in patients with endogenous Cushing’s syndrome. Korlym is contra‑indicated in pregnant women and in women with a history of unexplained vaginal bleeding, as its side effects include termination of pregnancy, endometrial thickening and vaginal bleeding.

We believe that the efficacy limitations and safety concerns associated with currently available drug therapies for endogenous Cushing’s syndrome are an important reason why a significant unmet medical need exists among endogenous Cushing’s syndrome patients with persistent or recurrent disease post-surgery. In a survey we commissioned in 2014 of 89 U.S. physicians treating patients with Cushing’s syndrome, when asked, “Of your patients on medication to manage cortisol levels, what percentage are well controlled?”, the physicians estimated that only approximately 37% of such patients were well controlled. Thus, we believe that our potential addressable market for Recorlev would be the estimated one‑third of all diagnosed endogenous Cushing’s syndrome patients that at any time are eligible for drug therapy, a figure that represents patients anticipating surgery, for whom surgery or radiation is not feasible, is contraindicated or has been unsuccessful. This unmet need may also be impacted by what we believe to be the current lack of disease awareness among physicians and patients, resulting in a relatively low rate of diagnosis.

Our Solution—Recorlev

We believe that Recorlev has the potential to become a new standard of care for the drug therapy of endogenous Cushing’s syndrome because it may provide a favorable efficacy, safety and tolerability profile compared to current drug therapies, including ketoconazole, the most commonly used drug therapy for the treatment of endogenous Cushing’s syndrome. We believe Recorlev, based on its similar mechanism of action to that of ketoconazole, may reduce UFC and blood pressure, in contrast to Korlym, and may have an anti‑hyperglycemic effect, in contrast to Signifor. In addition, we believe Recorlev may have an improved safety profile, compared with that of ketoconazole.

Recorlev, like ketoconazole, is a cortisol synthesis inhibitor that inhibits the cortisol synthesis pathway at multiple points. The following graphic illustrates the cortisol synthesis pathway:

Our preclinical and pharmacokinetic data suggest that Recorlev might have an efficacy profile at least as favorable as ketoconazole and might also confer less risk of liver injury:

•

In in vitro studies, Recorlev was found to have higher potency than ketoconazole and its mirror‑image  enantiomer, 2R,4S‑ketoconazole, in inhibiting the key enzymes in cortisol synthesis (CYP11B1, CYP17, and CYP 21). Thus, we believe Recorlev may have the same or higher efficacy compared to ketoconazole at lower dosages, which may in turn reduce typical drug exposure and potentially contribute to improved safety and tolerability.

•

The pharmacokinetics of the enantiomers also suggest potentially a potentially larger therapeutic index of Recorlev relative to ketoconazole. The two enantiomers found within ketoconazole are present in equal amounts, but in a Phase 1 clinical trial in healthy subjects, it was observed that administration of ketoconazole resulted in integrated blood concentrations (i.e., exposure) of the single enantiomer, 2S,4R‑ketoconazole (i.e., Recorlev) that exceeded those of the other enantiomer, 2R,4S‑ketoconazole, by approximately three times. This observation suggests that t 2R,4S‑ketoconazole is extracted by the liver to a greater extent than the other single enantiomer, 2S,4R‑ketoconazole (i.e., Recorlev), and may therefore contribute more than Recorlev to the observed liver toxicity of ketoconazole.

•

Compared with racemic ketoconazole, it was observed in in vitro studies that Recorlev is less potent than the other enantiomer (its antipode) in inhibiting the activity of CYP7A. CYP7A is the first and rate‑limiting enzyme for production of bile acids in the liver. While a role of CYP7A in liver injury is not established, this finding suggests a possible differential effect of the ketoconazole enantiomers on metabolic and detoxifying enzymes in the liver contributing to reduced hepatotoxicity potential of Recorlev.

Previously, levoketoconazole (then called DIO-902) was studied clinically for the treatment of type 2 diabetes. DiObex, our licensee from 2004 to 2008, initiated five clinical trials to investigate the use of levoketoconazole for type 2 diabetes. In December 2005, prior to the initiation of the first clinical trial by DiObex, the FDA placed a clinical hold on levoketoconazole relating to a safety concern for use of a dosage above 600 mg/day. DiObex modified the clinical trial protocol to limit the highest dose in Phase 2 to 600 mg/day, and the clinical hold was lifted by the FDA in February 2006. In a Phase 2 clinical trial of type 2 diabetes patients, levoketoconazole demonstrated a significant dose response to reducte mean blood concentration levels of C‑reactive protein (“CRP”), whereas for ketoconazole, an increase in CRP was observed.  CRP tends to increase in the presence of inflammation. Thus, we believe that Recorlev may be associated with a decrease in inflammatory processes compared to ketoconazole. Recorlev, with the same mechanism of action as ketoconazole to reduce blood cortisol, may also have beneficial effects on cardiovascular risk factors including weight loss, reduction in blood sugar, lowering of cholesterol and reduction in blood pressure.  Cardiovascular disease is the leading cause of excess mortality in endogenous Cushing’s syndrome.

Clinical and Preclinical Development of Recorlev

In the United States, Recorlev is considered a new molecular entity (“NME”).  Upon completion of the clinical development program, we intend to file for marketing authorizations in the United States and elsewhere.  In the United States, a NDA, which is a prerequisite to marketing authorization, can be submitted under one of a number of approval paths defined in the Federal Food, Drug, and Cosmetic Act.  Following consultations with the FDA, we determined that the 505(b)(2) approval pathway, which permits an NDA applicant to rely on data from studies that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference, is the appropriate pathway for a Recorlev NDA.  Because NDA approval can rely in part on data already accepted by the FDA or otherwise publicly available, an abbreviated and reduced development program may be possible.  In the case of Recorlev, we intend to rely in our NDA on published literature and FDA’s prior findings concerning the safety and/or effectiveness of ketoconazole.  A similar marketing authorization path is available in most of the rest of the world, and we anticipate that the studies supporting U.S. approval will likewise support approvals to market Recorlev elsewhere, including in the European Union. The FDA has acknowledged that no additional preclinical investigations will be required for Recorlev prior to an NDA filing. The EMA’s Committee for Medical Products for Human Use (“CHMP”), has requested a study of reproductive toxicity that may be completed prior to filing for marketing authorization in Europe, pending further discussions.

We are currently conducting SONICS, a pivotal, multinational Phase 3 clinical trial for Recorlev investigating the safety and efficacy of Recorlev in subjects with endogenous Cushing’s syndrome,  and anticipate that the study will be fully enrolled in the second quarter of 2017, with top-line data for the primary efficacy analysis available in the first quarter of 2018.  In addition, we plan to initiate LOGICS, a second pivotal Phase 3 study of Recorlev for the treatment of endogenous Cushing's syndrome. The LOGICS study will supplement the long-term efficacy and safety data from the ongoing SONICS study in a randomized, double-blind, placebo-controlled study that will enroll approximately 35 patients, of which approximately two-thirds will have completed the SONICS study.  Enrollment in the LOGICS study is anticipated to begin mid-year 2017 and top-line data are expected in the third quarter of 2018.

If SONICS can (1) demonstrate consistent and significant clinical benefit by meeting the primary endpoint of the trial, specifically the responder rate measured as normalization of UFC levels and (2) show consistent improvement of objectively quantifiable biomarkers of endogenous Cushing’s syndrome comorbidities, such as blood glucose, blood lipids, blood pressure and weight, and improvement of other clinical signs and symptoms of endogenous Cushing’s syndrome, we believe this would be regarded by regulators as adequate proof of efficacy in this rare disease with a high unmet medical need.  Therefore, we consider LOGICS as a mechanism for providing independent evidence of efficacy of Recorlev, rather than serving as sole or primary evidence of efficacy for Recorlev in endogenous Cushing’s syndrome.  Furthermore, if successful, LOGICS has the potential to provide adequate evidence of efficacy durability beyond one year of therapy in the subset of subjects who were previously enrolled in SONICS.  Finally, we believe that the combination of SONICS and LOGICS will provide an adequate demonstration of the long-term safety and tolerability of Recorlev in patients with endogenous Cushing’s syndrome.  In total over 100 unique subjects with this condition will have been treated with Recorlev during SONICS and LOGICS, and some subjects will be treated with a therapeutic dose of Recorlev for as long as 1.5 years at the time of first NDA submission.

In addition to LOGICS, we intend to initiate a long-term open-label extension study with Recorlev to capture even longer-term safety, tolerability and efficacy data from subjects who complete either SONICS or LOGICS and who choose to continue therapy with Recorlev.  The open-label extension, preliminarily named OPTICS, is planned to begin enrollment in the second half of 2017 and will continue to accrue data indefinitely, at least until the drug is first marketed.  Because our Phase 3 clinical trial will collect safety data from about 100 unique patients with endogenous Cushing’s syndrome, we expect that we might be required by the FDA and the EMA to collect additional safety data post‑approval.

Phase 3 Clinical Trials

SONICS Phase 3 Clinical Trial

We are conducting SONICS in up to 90 clinical sites in approximately 19 countries, including in the United States, Canada, the European Union and the Middle East. This clinical trial is being conducted pursuant to an IND we filed in April 2013. We enrolled our first patient in the clinical trial in August 2014. Our U.S. IND for Recorlev for the treatment of endogenous Cushing’s syndrome took effect in May 2013. We plan to recruit 90 patients and collect safety and efficacy data over a treatment period of at least one year. If we are able to confirm a favorable safety profile of Recorlev in clinical use, we plan to discuss differentiated safety and tolerability labeling from ketoconazole with regulatory authorities.

Following a screening phase, SONICS has three distinct treatment phases. During the dose titration phase, patients start at 150 mg twice daily dosing (300 mg total daily dose) and titrate in 150 mg increments up to a maximum 600 mg twice daily dosing (1,200 mg total daily dose). Following the dose titration phase, once the therapeutic dose has been reached, the patient enters the maintenance phase, during which the dose will be fixed and cannot be changed other than for safety reasons, including loss of efficacy At the end of the six month maintenance phase, UFC levels are measured and the responder rate, which is the primary endpoint of the clinical trial, is determined. Patients who have completed the maintenance phase may enter the extended evaluation phase, which we expect will provide additional safety and efficacy data. Throughout the entire clinical trial, various measurements for safety and efficacy are taken.

•

The primary endpoint of the clinical trial is the proportion of subjects with response to Recorlev, defined as a reduction in mean 24‑hour UFC levels to levels that are equal to or less than the upper level of normal range following six months of treatment in the maintenance phase without a dose increase.

•

Key secondary endpoints include the number of patients with at least a 50% decrease in UFC levels, as well as changes in blood sugar, blood pressure, cholesterol and weight compared to baseline, and effects on clinical signs and symptoms of endogenous Cushing’s syndrome, quality of life measures obtained from the endogenous Cushing’s syndrome quality of life questionnaire and the severity of depression obtained from the Beck’s Depression Inventory II.

•	The clinical trial is also designed to investigate the pharmacokinetics of Recorlev in patients with endogenous Cushing’s syndrome.

Below is a diagram of the SONICS clinical trial design:

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

Several elements of the SONICS clinical trial design were informed by the clinical development pathway of currently approved drug therapies in the United States and the European Union. Additionally, we incorporated advice from the CHMP and FDA into the design of the clinical trial. In communication we had with the FDA, they recommended use of a concurrent control group in SONICS. However, SONICS utilizes an open‑label, single‑arm design because use of a placebo control in a parallel-arm monotherapy design was considered unethical or infeasible to enroll, depending on the specific country or clinical trial site under consideration.  Studies lacking an active control group are more likely to be subject to unanticipated variability in study results that can potentially lead to flawed conclusions because they do not allow for discrimination of patient outcomes. As a result, even if we achieve the clinical trial’s endpoints, the FDA or other regulatory authorities could view our study results as potentially biased.

LOGICS Phase 3 Clinical Trial

Rather than alter the design of SONICS to facilitate regulatory authority requests for a concurrent control group with which to compare the efficacy and safety of Recorlev, we plan to initiate LOGICS, a second Phase 3 pivotal study.  LOGICS will include a concurrent comparison of Recorlev to matching placebo using a randomized, double-blind design that we believe will be both feasible to enroll and ethical to conduct everywhere that SONICS is being conducted.  LOGICS will enroll approximately 35 subjects, of which approximately two-thirds will have previously completed the SONICS study. Enrollment in the LOGICS study is anticipated to begin mid-year 2017 and top-line data are expected in the third quarter of 2018. Specifics of the LOGICS design are currently under development.

Clinical Trials in Type 2 Diabetes

Historically, levoketoconazole (then called DIO-902) was studied as a treatment for type 2 diabetes. An IND was filed in 2005 for investigation of the use of levoketoconazole in diabetes. DiObex, our licensee at the time, initiated five clinical trials to investigate the use of levoketoconazole for type 2 diabetes. A total of 159 subjects received at least one dose of levoketoconazole in these clinical trials, including 41 healthy subjects during Phase 1 clinical trials, and 118 patients with type 2 diabetes during Phase 2 clinical trials. Doses of levoketoconazole were administered over the range of 200 mg to 600 mg once a day, or QD, and 400 mg twice a day, or BID, for a single patient for up to 14 days, and 150 mg to 450 mg QD for up to four months.

The pharmacokinetics of levoketoconazole were studied in patients with type 2 diabetes and in normal volunteers in whom the effects of levoketoconazole on the pharmacokinetics of felodipine, a drug used to treat high blood pressure, and atorvastatin (Lipitor), a drug used to lower cholesterol, were evaluated. These drugs were chosen specifically as probes for interaction, because they were intended to be frequently used concomitantly during treatment of type 2 diabetes. In the completed Phase 2a clinical trial, dose dependent reductions from baseline in cholesterol levels contained in lipoproteins, in the form of low‑density lipoprotein-cholesterol (“LDL-chol”), and cholesterol incorporated into high‑density lipoprotein (“HDL-chol”), as well as total cholesterol were observed, but no differences in measures of glycemic control relative to placebo were detected. A Phase 2b randomized, double-blind, placebo-controlled, study in diabetes (DIO-502) was initiated to test doses of levoketoconazole up to 450 mg daily plus metformin as compared with atorvastatin 10 mg plus metformin in combination or placebo. Additionally, an open-label extension study (DIO-503) was started in parallel.  However, in 2008, in light of negative safety reports for other diabetes treatments such as Avandia, DiObex made the decision to voluntarily terminate the development of levoketoconazole for the treatment of diabetes due to the perceived high regulatory and commercial hurdles for its approval and use in type 2 diabetes and considering the emerging efficacy and safety profile of levoketoconazole in type 2 diabetes (as described below). Thereafter, the IND was closed and DiObex terminated the two ongoing Phase 2 clinical trials. DiObex conducted the following five clinical trials with Recorlev in type 2 diabetes pursuant to an IND filed by them in November 2005:

Clinical Trial Number	Clinical Trial Description	Subjects Enrolled	Year and Status	Location	Dose
DIO‑501	Phase 1/2a, Trial of Levoketoconazole or Placebo in Patients with Type 2 Diabetes Mellitus	37	2006/2007 Completed. Study report issued.	United States	200‑600 mg QD; 400 mg BID
DIO‑502	Phase 2b Trial of Levoketoconazole or Placebo in Addition to Metformin and Atorvastatin or Atorvastatin Placebo for Type 2 Diabetes Mellitus	133	2007/2008 Terminated early. Study report issued.	United States, Australia, New Zealand	150‑450 mg QD
DIO‑503	Phase 2 Open‑Label Trial and Pharmacodynamic for 24‑Week Study with Levoketoconazole in Combination with Metformin and Atorvastatin in Patients with Type 2 Diabetes Mellitus	13	2007/2008 Terminated early. Study report issued.	United States, Australia, New Zealand	150‑450 mg QD
AA34509	Phase 1 Pharmacokinetic Drug Interaction Trial of Levoketoconazole with Felodipine in Healthy Adult Volunteers Under Fasting Conditions	18	2006/2007 Completed. Study report issued.	United States	400 mg QD
AA34510	Phase 1 Pharmacokinetic Drug Interaction Trial of Levoketoconazole and Ketoconazole with Atorvastatin in Healthy Adult Volunteers Under Fasting Conditions	24	2006/2007 Completed. Study report issued.	United States	400 mg QD

Phase 2 Clinical Trials

DIO‑501 Clinical Trial

The DIO-501 clinical trial was a double‑blind, placebo‑controlled, parallel‑group clinical trial conducted in patients aged 18 to 70 with a diagnosis of type 2 diabetes. A total of 35 patients were treated: 21 with levoketoconazole

(10 at 200 mg QD, six at 400 mg QD, four at 600 mg QD and one at 400 mg BID); eight with ketoconazole (400 mg QD); and six with placebo. Trial drugs were administered for 14 days.

In this clinical trial, the mean 12‑hour plasma cortisol area under the concentration‑time curve, or AUC, levels were modestly reduced in the levoketoconazole treatment groups at day 15 compared to baseline, which is consistent with the known mechanism of action of levoketoconazole. However, counter‑regulation in diabetic patients with a normal hypothalamic pituitary adrenal axis may have limited the observed cortisol suppression. Similarly, only a small, nonsignificant effect on glycated hemoglobin (“HbA1c”), and fasting glucose levels was observed. Consistent with the known inhibitory effect of ketoconazole on cholesterol synthesis, total cholesterol, LDL-chol, and to a lesser extent HDL-chol levels, but not triglycerides, were significantly decreased in a dose‑dependent manner by levoketoconazole. The mean change from baseline in total cholesterol, LDL-chol and HDL-chol at a dose of 400 mg QD was similar to those observed in 400 mg QD ketoconazole and higher in the 600 mg QD levoketoconazole group. Also, for the levoketoconazole treatment groups, there was a statistically significant dose response in the reduction in mean levels of CRP on day 15 compared with baseline, with a p-value of 0.027. In contrast, mean levels of CRP increased in the ketoconazole‑treated group and less so in the placebo group. CRP is an indicator of systemic inflammation, including vascular inflammation. The reduction in cholesterol and CRP observed in patients with type 2 diabetes may indicate a potential beneficial effect of levoketoconazole on cardiovascular risk factors. Notably, patients with endogenous Cushing’s syndrome tend to have elevated circulating CRP.

Plasma AUC and maximum concentration in blood (“Cmax”), increased in a non‑proportional manner over the dose range of 200 mg to 400 mg on days one and 14. Clearance values were similar for the 200 mg and 400 mg doses of levoketoconazole, but significantly decreased at the 600 mg levoketoconazole dose, on days one and 14.

Levoketoconazole was generally well‑tolerated. Headache and nausea were the most frequently reported adverse events, some of which were considered drug‑related. There were no serious adverse events, and no clinically meaningful changes in hematology, blood chemistry and urinalysis were noted in any treatment group. No treatment‑related changes in liver function tests (“LFTs”), were detected.

DIO‑502 and DIO‑503 Clinical Trials

The DIO-502 clinical trial was a four‑month, double‑blind, randomized, placebo‑controlled, dose‑ranging study of levoketoconazole with metformin and atorvastatin that enrolled 133 of a planned 200 patients with type 2 diabetes, consisting of males and females between the ages of 18 and 70. Enrolled subjects were already receiving metformin treatment with a minimum daily dose of 500 mg and had an HbA1c level of 7% to 10%. Additionally, all patients were treated with 10 mg atorvastatin or its placebo to evaluate the effect of levoketoconazole on lipid profiles given cholesterol‑lowering drugs. Thus, patients were randomized into eight separate arms in the clinical trial: placebo or levoketoconazole at 150 mg; 300 mg; and 450 mg with either atorvastatin 10 mg or atorvastatin placebo; all received metformin concomitantly.

The DIO-503 clinical trial was an open‑label, extension to DIO‑502 to evaluate safety, tolerability and pharmacodynamics after 24 weeks of dosing with levoketoconazole in combination with metformin, with and without atorvastatin in subjects with type 2 diabetes.

DiObex terminated these clinical trials prior to their planned completion milestones. At the time of trial termination, a total of 133 patients were enrolled in the DIO‑502 and DIO‑503 trials, and 129 patients in total had been treated with a study drug, of which 97 patients received at least one dose of levoketoconazole. The investigators subsequently elected to defer efficacy and pharmacokinetics inferences based on incomplete datasets. The frequency of adverse events reported was generally similar across treatment arms. Diarrhea was the most frequently reported adverse event overall with administration of levoketoconazole. No serious adverse events were reported in the terminated studies.

A safety signal of elevated liver enzymes was identified in 10 of the 129 treated patients in the DIO‑502 and DIO‑503 trials. No case of Hy’s law (i.e., an increase of liver transaminases at or above three times the upper level of normal values; increase in total bilirubin at or above two times the upper level of the normal value; no or little sign of cholestasis; and absence of other reasons for liver injury, such as viral hepatitis) was observed. An observation of Hy’s Law would have indicated a high risk of potentially serious drug-related hepatotoxicity.  Three of the treated patients were withdrawn from the clinical trials as required in the safety monitoring plan. In these three patients, LFT levels returned to normal after study drug was discontinued. In addition, three other patients had modest elevations in LFT levels. While these levels did not require termination by the trial protocol, the investigators elected to terminate these patients from the clinical trial. LFTs in these patients also returned to normal after the study drug was discontinued. Four additional patients required close monitoring per the protocol, and had resolution of their LFT abnormalities while on the study drug. The first case of elevated liver enzymes occurred in a patient who admitted to excessive alcohol consumption. The remaining cases developed over the following three months. An independent external safety review committee recommended continuation of the studies with no modifications.

Due to the design of these clinical trials, the independent data safety monitoring board for the trials stated that it was impossible to interpret which of the two drugs, levoketoconazole or atorvastatin, was primarily associated with the side effect profile observed (i.e. LFT abnormalities) in these trials. A more detailed analysis of the liver transaminase elevations in this clinical trial by an expert panel showed that there was no correlation between the dose of levoketoconazole and abnormal liver transaminases.

Phase 1 Clinical Trials

AA34509 Clinical Trial

The AA34509 clinical trial was designed primarily to evaluate the effect of levoketoconazole on the pharmacokinetics of concurrently administered felodipine. Healthy volunteers were administered 400 mg of levoketoconazole or placebo QD for eight days. On the fifth day of the trial, subjects received a single 5 mg dose of felodipine. Beginning on day five, pharmacokinetics of levoketoconazole were monitored for 24 hours, and pharmacokinetics of felodipine were monitored for 72 hours. The trial was a cross‑over trial involving 18 subjects, 16 of whom completed the trial.

AA34510 Clinical Trial

This clinical trial was designed primarily to evaluate the effect of concomitant administration of levoketoconazole or ketoconazole on the pharmacokinetics of atorvastatin. Healthy volunteers were administered 400 mg of levoketoconazole, 400 mg of ketoconazole or placebo daily for seven days. On day five, all subjects received a single 80 mg dose of atorvastatin. After administration of the racemate, ketoconazole, pharmacokinetics of the two single enantiomers 2R,4S‑ketoconazole and 2S,4R‑ketoconazole, were evaluated for 24 hours on day five using a chiral bioanalytical method, to distinguish the enantiomers in plasma (blood). Pharmacokinetics of atorvastatin were evaluated for 60 hours starting at the time of administration on day five. The trial was a cross‑over trial involving 24 subjects, all of whom completed the clinical trial.

Key Findings from the Clinical Trials of Recorlev (levoketoconazole)

Phase 2 Efficacy and Safety Trials in Diabetic Patients:

•

AUC and Cmax values were approximately 50% higher with levoketoconazole in comparison with ketoconazole at the same dose of 400 mg. All pharmacokinetic parameters were highly variable, in the sense that they differed within and among subjects.

•

Following administration of ketoconazole, plasma levels (AUC or Cmax) of levoketoconazole (2S,4R-ketoconazole) were approximately three times those of the other enantiomer, 2R,4S‑ketoconazole. Possible explanations could be reduced absorption of 2R,4S-ketoconazole or decreased uptake and metabolism of levoketoconazole in the liver compared to the other enantiomer.

•	Levoketoconazole produced a decrease in some lipid measures, or blood fat, including reduced total cholesterol, LDL-chol and HDL-chol.
•	A significant dose‑related effect of levoketoconazole for reduction of CRP was observed.

•	Trends for reductions in serum cortisol, measured as AUC (0-12 hours), were found after 14 days of treatment with levoketoconazole in diabetic patients.
•

In the DIO‑501 clinical trial, headache and nausea were the most frequently reported adverse events. No treatment related changes in LFTs were detected. In the DIO‑502/503 clinical trials, diarrhea was the most frequently reported adverse event.

•

LFTs were elevated in the DIO‑502/503 clinical trials in 10 out of the 129 patients treated with either the combination of levoketoconazole and atorvastatin or levoketoconazole alone, in each case co‑administered with metformin. The independent data safety monitoring board for the trial stated that it was impossible to interpret which of drugs was primarily associated with the side effect profile observed in the trial.

Phase 1 Drug Interaction Clinical Trials in Normal Volunteers:

•	The AUC and the Cmax of felodipine were 10‑fold higher when taken with levoketoconazole compared with felodipine alone.
•	The AUC of atorvastatin was increased by 50% when administered with levoketoconazole compared with atorvastatin alone.
•	A small, but statistically significant decrease of serum cortisol (AUC zero to six hours) was found for levoketoconazole compared with placebo and ketoconazole.
•	Headache, nausea, dizziness and back pain were reported as the most frequent adverse events across the two studies.
•

In the drug interaction study with atorvastatin, two subjects had elevated LFT values. The subjects had received levoketoconazole plus atorvastatin or ketoconazole plus atorvastatin in the immediately previous study periods in this cross‑over study.

Veldoreotide—Phase 2 Product Candidate for the Treatment of Acromegaly

Overview

In June 2015, we acquired veldoreotide (formerly called COR-005, and previously DG3173), a novel SSA that has the potential to provide a new and differentiated treatment option for patients with acromegaly, from Aspireo Pharmaceuticals Ltd. We are developing veldoreotide for the treatment of acromegaly. We acquired veldoreotide as part of our strategy to build our rare endocrine franchise. Acromegaly is a rare endocrine disorder that most commonly results from a benign tumor of the pituitary gland, leading to excess production of growth hormone (“GH”) and Insulin-like growth factor 1 (“IGF‑1”). The treatment goal is the normalization of GH and IGF‑1, which is the main cause of the detrimental clinical signs and symptoms of acromegaly.

Veldoreotide is a novel SSA in Phase 2 clinical development for the treatment of acromegaly patients who have not adequately responded to surgery, or acromegaly patients for whom surgery is not appropriate. SSAs are peptides that are administered as deep subcutaneous or intramuscular injections, typically as long-acting formulations for monthly injections.  They are the most commonly used drug therapy for the treatment of acromegaly and work by binding to specific subtypes of SSTRs that are expressed by the tumor. Binding of SSAs to these SSTRs leads to the beneficial inhibition of GH secretion, but can also result in the unwanted inhibition of secretion of other endocrine hormones such as insulin and glucagon in the pancreas and elsewhere. Like other SSAs, veldoreotide is a peptide that we are developing for subcutaneous injection. Based on the differentiated activation pattern of veldoreotide upon binding to SSTR subtypes and preclinical and clinical data, we believe that veldoreotide may offer an improved efficacy and safety profile relative to existing drug therapies for acromegaly. In the five clinical studies completed to date in healthy subjects and patients with acromegaly outside the United States, a beneficial reduction of GH was observed, and, when compared with immediate release subcutaneous octreotide, there was less blunting of insulin in response to a mixed meal or oral glucose load. In addition to a dose ranging clinical trial, we anticipate that our clinical program will include at least one multinational pivotal clinical trial for registration, comparing veldoreotide to established treatments or placebo, including at least six months of controlled treatment to evaluate efficacy and at least one year of observation to evaluate safety.  Veldoreotide has been granted orphan drug designation by the FDA and the EMA. We have completed the screening of potential long-acting release (LAR) technologies for veldoreotide and have selected a formulation based upon PLGA microspheres. PLGA is a well-known polymer, which has been widely applied in LAR formulations due to its biocompatibility, biodegradability, and favorable release kinetics. We are in the process of securing intellectual property protection for the lead formulation, which could, if granted by the relevant patent authorities, extend the period of marketing exclusivity for the finished drug product. Additional veldoreotide development activities will be sequenced to ensure that the Company’s existing cash resources are sufficient to fund planned operations at least through 2018.

Overview of Acromegaly

Acromegaly is a rare endocrine disorder that most commonly results from a benign tumor of the pituitary gland, or adenoma, leading to excess production of GH and IGF‑1, key regulators of growth and metabolism. High levels of GH over‑activate GH receptors resulting in excess IGF‑1 in patients with acromegaly. A common criterion for the successful treatment of acromegaly is normalization of IGF‑1 levels, since reduction of excess IGF‑1 correlates closely with relief of clinical symptoms.

The progression of acromegaly is typically slow, and acromegaly often is not clinically diagnosed for 10 years or more. As the disease advances, patients typically exhibit abnormal growth throughout the body. Acromegaly most commonly affects middle‑aged patients with the mean age of onset being 40 to 45 years. In adults, the condition results in expansion of the circumference of and increased density of bones and surrounding soft tissues as well as cartilage, causing pain and altered appearance. This altered appearance is most apparent in the head and face, but also impacts the entire body. Patients may experience enlargement of visceral organs and cardiovascular disease. Upper airway obstruction with sleep apnea occurs in approximately 40% to 50% of patients, and is associated with both soft tissue laryngeal airway obstruction and central sleep dysfunction. Patients may also experience metabolic disruptions such as insulin resistance and diabetes, which is estimated to develop in 10% to 15% of patients. In addition, some patients with large tumors experience symptoms caused by the tumor itself, including headaches, vision problems, impotence, low sex drive and changes in the menstrual cycle. These problems, if left untreated, lead to disfigurement, disability, and ultimately premature death.

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

Current Treatment Landscape and Limitations on Current Treatment Options

Initial treatment for acromegaly is usually surgery with or without radiation therapy. An estimated 80% of patients are eligible for surgery. The initial surgical cure rate is estimated at approximately 80% to 90% for patients with microadenomas, which are tumors less than 10 mm in diameter, and less than 50% for patients with macroadenomas, which are tumors greater than 10 mm in diameter. Three percent to 10% of patients will experience a recurrence in the years following an initially successful surgery. An estimated 40% to 50% of acromegaly patients will be prescribed drug therapy, including those for whom surgery is infeasible, is contraindicated or has been unsuccessful. The goal of drug therapy is primarily to normalize IGF‑1 levels and GH levels. Currently, SSAs are the most commonly used drug therapy for the treatment of patients with acromegaly. Less than one‑half of treated patients do not adequately respond to SSAs with full IGF‑1 normalization and need alternative or adjunctive drug therapies.

Somatostatin is a naturally occurring cyclic peptide. Somatostatin inhibits the secretion of a broad array of hormones secreted by the pituitary gland, the pancreas and the gastrointestinal tract, or the GI tract, including GH, insulin and glucagon. It also modulates the rate of gastric emptying, the flow of bile from the gallbladder and intestinal blood flow, and inhibits the growth of normal and tumor cells. These functions are mediated primarily by the binding of somatostatin to a family of five SSTRs. There is considerable overlap between activation of these different receptors and their effects on biological functions. GH secretion is inhibited by activation of some of these receptors.

Pituitary adenomas express various patterns of SSTRs depending on whether they produce primarily GH, ACTH or other pituitary hormones. This excessive production leads to acromegaly, Cushing’s disease or other diseases, respectively. SSAs are structurally similar to somatostatins and have a therapeutic effect in pituitary adenomas, since they bind to the SSTRs on these tumors and inhibit secretion of hormones such as GH or ACTH. Currently approved SSAs used to treat acromegaly are: octreotide which is available in two formulations, an immediate-release form that is typically injected three times a day (“TID”), subcutaneously (Sandostatin), and a second that is a long‑acting intramuscular depot for monthly injection (Sandostatin LAR); lanreotide (Somatuline), a slow release or autogel formulation for deep subcutaneous injection once a month; and pasireotide available as a long‑acting intramuscular depot for monthly injection (Signifor LAR).

There is a significant unmet need in the treatment of acromegaly. Although long‑acting SSAs are the most commonly used drugs, they have several limitations, including:

•Variable efficacy: Estimates of responder rate vary significantly by study design, but the proportion of patients who are effectively managed on SSA monotherapies is now believed to be substantially less than 50%.

•Disruption of glucose metabolism: SSAs can inhibit insulin and glucagon secretion, among other hormones, potentially leading to an exacerbation of glucose control issues already experienced by some acromegaly patients. Clinical trials with all approved SSAs for acromegaly showed increased rates of hyperglycemia and hypoglycemia, and pasireotide also showed an increased rate of diabetes.

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

While long‑term monthly administration controls GH hypersecretion in up two‑thirds of treated patients, most patients do not respond to SSAs with full IGF‑1 normalization and need to move to other drug therapies, which are used as alternatives to or in combination with SSAs. These additional drug therapies also aim to reduce IGF‑1. Somavert (pegvisomant) is a human GH receptor antagonist that binds to the GH receptor, but does not activate the mediators leading to IGF‑1 production and secretion, thereby acting as a functional GH receptor antagonist, or blocker. The resulting clinical effect is a dose‑dependent inhibition of IGF‑1. However, because it is administered as a subcutaneous injection on a daily basis, we believe patient acceptance and compliance may be reduced. Dopamine receptor agonists such as cabergoline also inhibit GH secretion by pituitary adenomas expressing the dopamine receptor, which leads to a moderate inhibition of IGF‑1. This class of drugs is not approved by the FDA for the treatment of acromegaly.

A number of products are currently in development for the treatment of acromegaly that may potentially compete against veldoreotide. The majority of compounds in development for the treatment of acromegaly are reformulations of octreotide acetate that potentially offer improved convenience to patients and physicians. These compounds are unlikely to address the market’s key unmet need for drugs with improved efficacy and safety profile.

Our Solution— Veldoreotide, a Novel Somatostatin Analog

Veldoreotide is a novel multi‑receptor targeted SSA in Phase 2 clinical development for the treatment of acromegaly. In contrast to approved SSAs, veldoreotide activates a different subset of SSTRs. Like pasireotide, it activates SSTR2 and SSTR5. However, in contrast to pasireotide, it possesses a similar affinity for SSTR2 than SSTR5.

Veldoreotide is also the only SSA with a high affinity for SSTR4. veldoreotide does not bind to SSTR3 or the opiate receptor at pharmacological concentrations. While the functional consequences of the binding of SSAs to the opiate receptor are not fully understood, it has been suggested as a mechanism contributing to inhibition of insulin secretion by SSAs and may also influence their effect on gastrointestinal motility. In vitro data suggest that a higher number of adenomas are a target for GH inhibition by veldoreotide as compared to octreotide, which is referred to as a single receptor targeted SSA that binds and activates predominantly via SSTR2, potentially resulting in an increased responder rate. Preclinical data from animal studies, and clinical data in healthy subjects and patients with acromegaly, showed that insulin secretion was less inhibited, potentially resulting in reduced side effects on blood glucose and an improved safety and tolerability profile. Preclinical data further suggest a reduced effect on gallbladder motility, or flow from the gallbladder.

In four clinical trials with single subcutaneous injections or infusion and in one six‑day clinical trial, all of which were conducted with an immediate release formulation of veldoreotide in healthy subjects or patients with acromegaly, veldoreotide was observed to have a tolerability profile comparable to that of octreotide. However, unlike octreotide, subjects treated with veldoreotide were observed to have less or no reduction in peak insulin secretion after a meal. We believe these preliminary clinical findings corroborate the profile of veldoreotide observed in preclinical studies, which suggested inhibition of GH secretion without detrimental effects on post‑meal insulin or glucose metabolism. These studies were too short to assess the effect on flow from the gallbladder. These preliminary findings contrast favorably with the well‑described insulin and glucose perturbations caused by octreotide, lanreotide and pasireotide, and we intend to conduct additional clinical trials to evaluate the clinical profile of veldoreotide and its differentiation from existing SSAs. With the potentially superior efficacy, safety and tolerability profile suggested by preclinical studies and early clinical trials, we believe veldoreotide has the potential to become the standard‑of‑care SSA, with distinct therapeutic advantages relative to currently approved SSAs as treatment of acromegaly.

Completed Clinical Trials

Five clinical trials of veldoreotide have been performed to date: three in healthy male volunteers and two in patients with acromegaly, all of which employed an immediate release, short‑acting formulation injected subcutaneously. At the time the clinical trials described below were conducted, veldoreotide was named DG3173. These trials were conducted by Aspireo Pharmaceuticals Ltd., other than DG3173‑I‑001, which was conducted by Develogen AG.

The following table summarizes these trials.

Clinical Trial Number	Clinical Trial Descriptions	Subjects Enrolled	Year and Status	Location	Dose
DG3173‑II‑02	Phase 2 The Effect of Subcutaneous Infusion of Three Doses of Veldoreotide on Growth Hormone Levels in Untreated Acromegaly Patients	8	2013/2014 Completed. Bioanalytical report issued.	Ukraine	920‑5520 µg continuous infusion over 23 hours
DG3173‑II‑01	Phase 2 Trial of the Effect of Veldoreotide and 300 µg Octreotide on Human Growth Hormone Levels in Untreated Acromegaly Patients	20	2012 Completed. Study report issued.	Ukraine	300‑1800 µg QD
DG3173‑I‑003	Phase 1 Placebo‑Controlled, Phase 1 Trial to Assess the Pharmacodynamics Effect on Glucose Metabolism of Single Doses Compared to Veldoreotide Octreotide and Placebo in Healthy Male Subjects	8	2013 Completed. Study report issued.	Switzerland	300‑1800 µg QD
DG3173‑I‑002	Phase 1 Trial to Compare the Safety and Pharmacologic Activity of Repeated Doses of Veldoreotide and Veldoreotide Plus Octreotide with Octreotide and Placebo and Establish Their Pharmacokinetic Interaction in Healthy Male Subjects	42	2012/2013 Completed. Study report issued.	Switzerland	100‑1800 µg TID
DG3173‑I‑001	Phase 1 Double‑Blind Trial to Investigate Safety, Tolerability and Pharmacokinetics of Single Escalating Dosing of Veldoreotide in Healthy Male Subjects	72	2008 Completed. Study report issued.	Germany	10‑2000 µg QD

The clinical trials involved 122 healthy subjects in the Phase 1 trials and 28 patients with acromegaly in the Phase 2 clinical trials. No serious adverse events were observed, and mostly mild adverse events typical for SSAs such as injection site reactions and gastrointestinal side effects were reported. There was no evidence that veldoreotide adversely affects the liver, kidneys or other organ systems, including the cardiovascular system. Data from the multiple ascending dose clinical trial in healthy subjects (Study I‑002) showed inhibition of GH comparable to octreotide, but no or less inhibition of insulin secretion and less effect on glucose levels. The single ascending dose trial in patients with acromegaly (Study II‑01) and the continuous infusion study in patients with acromegaly (Study II‑02) confirmed that veldoreotide also suppresses excessively produced growth hormone to a similar maximal extent as octreotide.

Phase 2 Clinical Trials

DG3173‑II‑02 Clinical Trial

This clinical trial was an open‑label, crossover, active‑ and placebo‑controlled, randomized dose‑ranging clinical trial in eight male or female acromegaly patients aged 31 to 54 years that was intended to assess the effect on GH levels of 23-hour constant subcutaneous infusions of different doses of veldoreotide or placebo and three subcutaneous injections of a standard dose of octreotide, administered over the same timeframe. Postprandial insulin and glucose were also assessed over a 4-hour period following a standardized midday meal on the second study day. Pharmacokinetics, safety, and tolerability were also assessed.

Veldoreotide at doses of 920 µg, 2760 µg, and 5520 µg per 23 hours were infused in a random visit sequence at a rate of 0.04 mg, 0.12 mg, and 0.24 mg per hour spaced one week apart. The placebo, saline, was always infused one week prior to veldoreotide, and octreotide at a dose of 300 µg was injected TID one week after the last veldoreotide dose. Patients had not received any specific treatment for acromegaly in the 12 months prior to the clinical trial and had to have blood IGF‑1 concentration greater than or equal to 1.2 times the upper limit of normal reference range adjusted for age plus random blood GH greater than or equal to 5 µg/L in the 12 months prior to the clinical trial and increased values at screening.

There was a decrease in AUC11-23h for serum GH following veldoreotide treatment compared to baseline (placebo). The decrease in AUC11-23h was greater with octreotide than with placebo and the lower and middle doses of DG3173. The reduction in GH of the 5520 µg dose of veldoreotide closely approached that of octreotide (mean percentage reduction 67% vs. 73%). Six of 8 patients receiving the mid or high dose of veldoreotide achieved at least a 50% reduction in GH AUC11-23h versus placebo, compared with 7 of 8 achieving the same threshold reduction during octreotide injections.

Prior to eating a standardized meal begun 19 hours after the treatments were started, glucose levels were reduced as compared to pre-dose baseline glucose values among placebo and the two lower veldoreotide treatment groups (median percent reductions of 12%, 8.8%, 4.2%, respectively), whereas they were similar to pre-dose values in the highest veldoreotide group (median increase 3.4%) and had increased in the octreotide group above baseline (median increase 24%). Following the standardized meal, serum glucose increased to a similar extent in placebo and the two lower veldoreotide dose groups (median percent change 27% to 33% above pre-dose baseline), whereas the maximal excursions were somewhat higher in the highest veldoreotide dose group (median 46% above pre-dose) and in the octreotide group (median 63% above pre-dose). Pre-dose insulin values were reduced by all treatments prior to receiving the standardized meal, placebo (median reduction of 25%) less so than the active drugs (median reductions of 49% to 74%), presumably reflecting improved glucose control among active treatments. Insulin excursions following the meal were highly variable and no apparent effect of treatment was readily discernible.

There were no serious adverse events or adverse events leading to withdrawal during the study; all adverse events were mild or moderate in severity. There was no notable effect of veldoreotide dose on overall incidence of adverse events in this small number of patients. Four events in one patient, all following octreotide treatment, were assessed as having a suspected relationship to study treatment, all other events were assessed as having no suspected relationship. The only adverse event reported by more than one patient was headache, reported by four patients receiving veldoreotide. There were no trends or clinically meaningful changes over time in laboratory safety analytes, vital signs or the incidence of abnormal ECGs following veldoreotide or octreotide treatment, overall or in any individual.

DG3173‑II‑01 Clinical Trial

This clinical trial was an open‑label, single‑center, single‑dose, active‑controlled, cross‑over clinical trial in 20 male or female acromegaly patients. In a fixed sequence with one week washout between treatments, untreated patients received octreotide 300 µg and then each of four doses of subcutaneous veldoreotide (100 µg, 300 µg, 900 µg, 1800 µg in that sequence).

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

GH values were obtained at baseline, or prior to treatment, and at intervals over eight hours following each treatment. GH was rapidly suppressed by all treatments, and the effect of veldoreotide was dose‑dependent, both in terms of suppression extent and duration of effect. The 1800 µg dose of veldoreotide and octreotide maximally suppressed GH to a similar extent (mean percentage change 60% for each), with a slightly lesser maximal suppression with the 900 µg dose of veldoreotide. This suppression resulted in a similar proportion of patients achieving GH levels less than or equal to 2.5 ng/mL among the two highest doses of veldoreotide and octreotide (37% to 42%). Also, the time to achieve maximal suppression was shorter for the two highest doses of veldoreotide than for octreotide (median two hours for octreotide compared to one hour for the maximally effective veldoreotide dose). However, the duration of GH suppression following single dosing was longer for octreotide than veldoreotide at all doses, resulting in greater suppression by octreotide of GH as measured by AUC 0 to 8 hours (octreotide 60% mean percentage suppression compared to veldoreotide 1800 µg 37% mean percentage suppression). We intend to optimize the formulation of veldoreotide to prolong exposure, which should lead to sustained GH suppression.

Fasting glucose was assessed at screening and at eight hours after each single dose of study drug. Mean glucose concentrations during veldoreotide treatments were similar to the screening values, but were elevated by approximately 2.8 mmol/L after eight hours of treatment with octreotide. At the time of glucose sampling, growth hormone levels were still close to maximally suppressed by octreotide (median 74% below baseline) but had returned to baseline levels in all veldoreotide dose groups except the highest dose group (1800 µg), which was suppressed by a median of 17% below baseline. Glucose values for octreotide were always determined shortly after clinical trial entry. In contrast, glucose values for the higher doses of veldoreotide were drawn several weeks after trial entry. Participation in the clinical trial per se would be expected to result in improved glucose control due to observed behavioral changes in trial participants.

There were no serious adverse events. Three out of the 20 patients reported a combined total of three adverse events. One adverse event, a moderately severe headache reported in a 62 year old female as encephalopathy exacerbation, led to early clinical trial discontinuation after the 300 µg dose of veldoreotide follow‑up visit. The patient who discontinued early had long‑standing acromegaly with a very high IGF‑1 at baseline (5.5x upper limit of normal, or ULN) and a history of encephalopathy. The investigator considered the relationship to study drug as unassessable. Pharmacokinetic outcomes for veldoreotide were similar to those from Phase 1 clinical trials.

Phase 1 Clinical Trials

DG3173‑I‑003 Clinical Trial

This clinical trial was a single‑blind, placebo‑ and active‑controlled, single ascending dose, randomized cross‑over clinical trial in eight healthy male subjects, aged 18 to 45 years. Octreotide at a dose of 300 µg and veldoreotide at doses of 300 µg, 900 µg and 1800 µg were injected subcutaneously in random order following a mixed meal test, with four‑ to five‑day washouts between administrations.

Relative to placebo, both veldoreotide and octreotide were associated with a delay in the time to peak post‑meal insulin. However, the magnitude of peak insulin was similar between placebo and veldoreotide. In contrast, octreotide delayed and suppressed insulin release during the meal, with peak insulin diminished by 81% and AUC by 62% relative to placebo. The differences in all of these measures, including time to peak, magnitude of peak and AUC, between veldoreotide and octreotide were statistically significant with a p‑value of less than 0.02 for all parameters. Relative to placebo, all four drug injections were associated with post‑meal glucose excursions. The effect of veldoreotide on glucose AUC was dose‑related. Glucose was maintained at a high level for a longer time following octreotide relative to veldoreotide. The glucose AUC for octreotide during the test was elevated relative to all doses of veldoreotide.

Peak post‑meal glucagon was not influenced appreciably by veldoreotide, whereas a suppression by 50% relative to placebo was observed for octreotide. There was a modest effect of veldoreotide at 900 µg and 1800 µg doses, with up to 28% suppression of glucagon AUC. In contrast, octreotide had a pronounced effect on glucagon AUC, suppressed by 63% relative to placebo.

There were no serious adverse events. Adverse events were mostly mild in severity and did not result in any discontinuations. Injection site redness or itching and gastrointestinal system‑related complaints (most commonly diarrhea) were the most commonly reported adverse events for both octreotide and veldoreotide.

DG3173‑I‑002 Clinical Trial

This clinical trial was a single‑blind, placebo‑ and active‑controlled, multiple escalating dose clinical trial in 42 healthy male subjects, aged 18 to 45 years. Veldoreotide was given TID eight hours apart from days two through eight. There were seven clinical trial groups, with six subjects total per group. In the first four clinical trial groups, four subjects received veldoreotide in doses that ranged from 100 µg to 1800 µg TID, one received octreotide 300 µg TID, and one received placebo. In the three remaining clinical trial groups, four subjects received veldoreotide plus octreotide, one received placebo plus placebo and one received octreotide plus placebo.

The effects of veldoreotide with or without added octreotide on GH, insulin and glucose levels were ascertained using a growth hormone‑releasing hormone (“GHRH”), test on days one (pretreatment) and three. veldoreotide and octreotide given as monotherapy for four doses both suppressed the GHRH‑induced rise in GH, with 900 µg of veldoreotide approximately equivalent to 300 µg of octreotide, with mean AUC reductions compared to pre‑drug administrations of 65% and 70%, respectively, whereas the 1800 µg dose of veldoreotide gave somewhat better reduction, with mean AUC reduction of 85%. When the two drugs were used in combination, a maximum suppression of GH response was noted during administration of the veldoreotide 900 µg. The highest dose of veldoreotide 1800 µg was not tested in combination with octreotide. Insulin levels were suppressed following treatment with octreotide by 50% from pre‑drug, whereas no such effect was noted during veldoreotide administrations. Blood glucose concentrations were mostly stable following GHRH infusion. Glucose levels were observed to be similar before and after administrations of both veldoreotide and octreotide. There was no clear effect of either drug or saline given alone or in combination with the exception of veldoreotide 300 µg, for which glucose levels tended to be lower after administration, both alone and in combination with octreotide.

Veldoreotide was generally well‑tolerated and a maximum tolerated dose was not reached. Adverse events were mostly mild in severity. Injection site redness, itching and gastrointestinal system‑related complaints (most commonly diarrhea) were the most commonly reported adverse events and appeared to occur in similar percentages of octreotide‑ and veldoreotide ‑treated subjects. There was small to no accumulation of veldoreotide in plasma after repeated doses. Exposure to veldoreotide was dose proportional and linear after the first and last doses. When veldoreotide was given concomitantly with octreotide 300 µg TID, veldoreotide pharmacokinetics were similar to veldoreotide given alone.

DG3173‑I‑001 Clinical Trial

This clinical trial was a double‑blind, placebo controlled, single ascending dose clinical trial in 72 healthy male subjects, age 18 to 45 years. A single subcutaneous dose ranging between 10 µg to 2000 µg of veldoreotide or placebo was administered under fasting conditions. Veldoreotide was generally well‑tolerated, and the maximum tolerated dose was not reached.

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

In an exploratory pharmacodynamic analysis, GH plasma concentrations were consistent with the suppression of GH by veldoreotide.

Anticipated Clinical Trials

We expect additional clinical trials of veldoreotide to be designed to establish the optimal dosage range for normalization of IGF‑1 in chronic treatment of acromegaly using a proprietary subcutaneous‑injection PLGA formulation we recently developed. We expect to conduct a pre‑IND meeting with the FDA and a Scientific Advice meeting in Europe prior to advancing veldoreotide into further clinical studies, beginning with Phase 1 safety and proof-of-concept studies in healthy volunteers and patients with acromegaly. In addition to at least one dose-ranging Phase 2 clinical trial, we anticipate that our clinical program will include at least one multinational Phase 3 clinical trial for registration, comparing veldoreotide to other treatments and/or placebo, including at least six months of controlled treatment to evaluate efficacy and at least one year of treatment to evaluate safety. We may also need to assess pharmacokinetics, safety and efficacy in special populations, including patients with liver or kidney disease and perform a thorough-QT study in healthy volunteers.

As a next generation SSA with potential growth‑inhibitory effects on other tumor types and neovascularization (and presumably also vasoactive effects), veldoreotide may also have utility in treating other serious rare endocrine and non-endocrine diseases. We plan therefore to explore the utility of veldoreotide in other conditions either in small pilot studies in the respective patient populations and/or in relevant preclinical disease models.

Commercialization Strategy for Keveyis and Our Two Products Candidates in Development

Our existing commercial infrastructure is limited and is focused on Keveyis.  We intend to independently commercialize Keveyis in the United States and believe that we can address the market by targeting physicians who are managing patients with PPP, including neuromuscular specialists, general neurologists and primary care physicians.  We plan to initially create a sales force of approximately 12 representatives in the United States to market Keveyis. In building our Keveyis sales force, we have recruited representatives with experience marketing orphan drug designated products.

Given the current stage of product development of our product candidates, we do not have a commercialization infrastructure for those product candidates, although we do plan to leverage our Keveyis current commercial infrastructure when possible. As with Keveyis, we intend to independently commercialize our rare disease‑focused product candidates, if approved, in the United States, the European Union and other key global markets. We believe that we can address the markets of our current product candidates by targeting endocrinologists that are focused on the diagnosis and treatment of rare pituitary disorders primarily stemming from benign tumors. Given the relatively concentrated specialty prescriber base, we plan to create a sales force of approximately 30 representatives in the United States as well in the European Union to market our endocrine product candidates, if approved. In building our sales force, we intend to recruit representatives with experience calling on endocrinologists and marketing orphan drug designated products.

Our commercial strategy for our product candidates, if approved, will encompass promoting their unique benefits, as well as a concerted effort to raise awareness about the underlying disease among the physician/patient community with the goal of increasing the rate of diagnosis when the symptoms may otherwise be overlooked. We believe the combination of our commercial efforts and our product candidate profiles will facilitate our ability to successfully penetrate our target markets.

Manufacturing

We do not have internal manufacturing capabilities and intend to continue to rely on third parties to produce Keveyis and our product candidates. We have a supply agreement with Taro to produce Keveyis. We are obligated to purchase certain annual minimum amounts of product totaling approximately $29 million over a six-year period from Taro. The supply agreement may extend beyond the orphan exclusivity period unless terminated by either party pursuant to the terms of the agreement. If terminated by Taro at the conclusion of the orphan exclusivity period, we have the right to manufacture the product on our own or have the product manufactured by a third party on our behalf.

The manufacturing, packaging and distribution of Recorlev drug product for clinical trials following Good Manufacturing Practices (“GMPs”), is currently outsourced under contracts to experienced contract manufacturers. We expect to enter into similar arrangements for veldoreotide.

Intellectual Property of our Product Candidates in Development

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

We own or license 55 granted patents, of which two are U.S. issued patents, and 17 pending patent applications, of which 6 are U.S. patent applications.

We have one pending United States, one pending Canadian, one pending Brazilian and one pending International (Madrid Protocol) trademark application designating Australia, China, European Community, India, Israel, Japan, Mexico, and Turkey for the mark “Strongbridge Biopharma.”

Keveyis

We have acquired U.S. marketing rights to Keveyis.  We are not aware of any issued patents or pending patent applications related to Keveyis.  Although we intend to rely primarily on orphan exclusivity for Keveyis, we also expect to explore additional life cycle management opportunities.

Recorlev

We own 44 granted patents related to our product candidate, Recorlev. Issued claims in these patents are directed to methods of treatment of various diseases or conditions associated with elevated cortisol levels or activity using Recorlev.  The patents have been granted in major territories including Europe, China and Japan. We have three pending U.S. patent applications and one pending PCT application directed to methods of treating a disease or condition associated with elevated cortisol levels or activity with Recorlev. We also have an issued patent in the U.S. directed to reducing C-reactive protein levels and systemic inflammation through administration of a once-daily dose of Recorlev. Additionally, we have three pending US applications and eight pending foreign applications in Canada, Europe and Japan for next‑generation product candidates, including new chemical entities. Patents in this portfolio, if and when issued, are expected to expire in 2026, 2027 and 2030 if there are no patent term adjustments or extensions.

Veldoreotide

While we own granted patents related to our product candidate veldoreotide in the United States and other major territories, including Europe and Canada, the terms of these patents may not extend beyond the launch date of this product candidate. We have also filed a PCT application in 2017 directed to various methods and formulations of veldoreotide. To the extent we are not able to obtain further patent exclusivity as a result of the PCT application or other future patent filings, we intend to rely on orphan and data/marketing exclusivity for veldoreotide.

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

We are aware of several companies focused on developing or marketing therapies for rare neuromuscular and endocrine disorders. For our product candidates, the main competitors include:

•

Keveyis: Acetazolamide, another oral carbonic anhydrase inhibitor, is used frequently off-label for the prophylactic and sometimes acute treatment of PPP.    Potassium supplements, are indicated for use in hypokalemic periodic paralysis in the United States and are frequently used either chronically or for emergency treatment of episodes in that form of PPP. Several other types of drugs have been reported to have benefits for chronic or acute use in one or more than one PPP variant, including potassium-sparing diuretics, beta receptor agonists, mexelitine and other sodium channel blockers, and others.  We are not aware of drugs currently in development for prophylactic chronic treatment of PPP. A Phase 2 clinical study of bumetanide, a loop diuretic, is underway in England for acute treatment of paralytic attacks.

•

Recorlev:  A number of therapies are currently approved and in various stages of development for endogenous Cushing’s syndrome. Currently, the marketed therapies for the treatment of endogenous Cushing’s syndrome patients who fail or are ineligible for surgery in the United States and Europe are: Korlym (mifepristone) marketed by Corcept Therapeutics in the United States; Signifor (pasireotide) marketed by Novartis in the United States and European Union; and ketoconazole, metyrapone and mitotane marketed by HRA in the European Union. Novartis has submitted a NDA/MAA for Signifor (pasireotide) LAR in Cushing’s disease. Additionally, LCI‑699 (osilodrostat) is currently in Phase 3 clinical development by Novartis in Cushing’s disease patients.  Corcept is developing CORT125134, a second-generation glucorticoid receptor modulator; currently in Phase 2.  HRA Pharma is developing metyrapone for the US market; currently in Phase 2. Millendo is developing ATR-101, a selective acyl-CoA:cholesterol acyltransferase 1 (ACAT) inhibitor, currently in Phase 2.

•

Veldoreotide:  A number of acromegaly therapies are currently approved and in various stages of development.  There are currently three approved SSA therapies for acromegaly in the United States: Sandostatin LAR (octreotide) marketed by Novartis; Signifor LAR (pasireotide) marketed by Novartis; and Somatuline Depot (lanreotide) marketed by Ipsen.  There is one growth hormone receptor antagonist, Somavert (pegvisomant), marketed by Pfizer.  Chiasma had filed an NDA in the United States for RG-3806 (Mycapssa®), an oral octreotide formulation in 2015, and received a Complete Response Letter wherein FDA stated that it did not believe the company’s application had provided substantial evidence of efficacy to warrant approval, and advised Chiasma that it would need to conduct another clinical trial in order to overcome this deficiency. Four additional therapies are in Phase 2 clinical development for acromegaly: octreotide long‑acting depot (CAM‑2029) developed by Novartis and Camurus; ITF‑2984 developed by Italfarmaco; BIM-23B065 developed by Ipsen; and ATL-1103 developed by Antisense Therapeutics.

Discontinued License Agreements

Antisense Therapeutics

In April 2016, we executed an agreement (the "Settlement Agreement") with Antisense Therapeutics ("Antisense") to terminate the exclusive license agreement (the "Antisense License Agreement") that we and Antisense entered into in May 2015. The Antisense License Agreement provided us with development and commercialization rights to Antisense's product candidate, ATL1103, for endocrinology applications (specifically excluding the treatment of any form of cancer and the treatment of any complications of diabetes). Pursuant to the terms of the Settlement Agreement, we have made a one-time payment of approximately $770,000 to Antisense and returned to Antisense, for no consideration, the shares of Antisense owned by us. We also agreed to transfer to Antisense all data, reports, records and materials resulting from our development activities and all ATL1103 drug compound in our possession. The Settlement Agreement provides for the release by each party of all obligations and liabilities under the Antisense License Agreement.

Cornell Center for Technology Enterprise and Commercialization

In October 2016, our wholly owned subsidiary, BioPancreate Inc., provided a notice to Cornell University, through its Cornell Center for Technology Enterprise and Commercialization ("CCTEC"), in accordance with the terms of its agreement with CCTEC entered into in March 2011, of the termination of the agreement. The notice was provided in accordance with our decision to terminate our development program for BP-2002, a gene-modified probiotic in pre-clinical development for the potential treatment of type 1 and 2 diabetes that was the subject of the agreement. Because we had not yet reported our financial results for the three and six months ended June 30, 2016 at the time of providing the notice of termination, we recorded an impairment charge of $5.2 million in June 2016 since the conditions that caused the impairment existed as of June 30, 2016. The impairment charge represented the value of the intangible asset we had previously capitalized related to the license agreement.

Government Regulation

Product Approval Process

The safety, clinical testing, manufacturing, quality, labeling, storage, distribution, record keeping, advertising, promotion, import, export and marketing, among other things, of our product candidates are subject to extensive regulation by governmental authorities in the United States and other countries. The FDA under the Federal Food, Drug, and Cosmetic Act regulates pharmaceutical products in the United States. The steps required before a drug may be approved for marketing in the United States generally include:

•	the completion of preclinical laboratory tests and animal tests conducted under Good Laboratory Practices, (“GLPs”), and other applicable regulations;
•	the submission to the FDA of an IND application for human clinical testing, which must be reviewed by the FDA and become effective before human clinical trials commence;
•

the successful performance of adequate and well‑controlled human clinical trials conducted in accordance with cGCP to establish the safety and efficacy of the product candidate for each proposed indication;

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

Clinical trials involve the administration of the product candidates to healthy volunteers or patients with the disease to be treated under the supervision of a qualified principal investigator. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board (“IRB”), either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors must also report to the FDA serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

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

In addition, under the Pediatric Research Equity Act (“PREA”), an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan drug designation has been granted. However, if only one indication for a product has orphan drug designation, a pediatric assessment may still be required for any applications to market that same product for the non‑orphan indication(s).

Once the NDA submission has been submitted, the FDA has 60 days after submission of the NDA to conduct an initial review to determine whether it is sufficient to accept for filing. NDAs receive either a standard or priority review.

Under the Prescription Drug User Fee Act, the FDA sets a goal date by which it plans to complete its review. For a standard review, this is typically 10 months from the date of submission of the NDA application. The review process is often extended by FDA requests for additional information or clarification. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facility complies with cGMPs and may also inspect clinical trial sites for integrity of data supporting safety and efficacy. The FDA may also convene an advisory committee of external experts to provide input on certain review issues relating to risk, benefit and interpretation of clinical trial data. The FDA is not bound by the recommendations of an advisory committee, but generally follows such recommendations in making its decisions. The FDA may delay approval of an NDA if applicable regulatory criteria are not satisfied and/or the FDA requires additional testing or information. The FDA may require post‑marketing testing and surveillance to monitor safety or efficacy of a product.

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

The FDA may approve the NDA with a Risk Evaluation and Mitigation Strategy (“REMS”), plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post‑market studies or clinical trials. Such post‑market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

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

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as demonstrating clinical superiority to the product with orphan exclusivity. The designation of such drug also entitles a party to financial incentives, such as opportunities for grant funding towards clinical trial costs, tax advantages and user‑fee waivers. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug or biological product as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug product designated as an orphan product receives regulatory approval for an indication broader than that for which it is designated, it may not be entitled to orphan product exclusivity. Orphan drug status in the European Union has similar but not identical benefits in that jurisdiction.

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

The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, including private third‑party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of, or payment for, healthcare benefits, items or services.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates—independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, and newly empowered state attorneys general with the authority to enforce HIPAA. In January 2013, the Office for Civil Rights of the U.S. Department of Health and Human Services issued the Final Omnibus Rule under HIPAA pursuant to HITECH that makes significant changes to the privacy, security, and breach notification requirements and penalties. The Final Omnibus Rule generally took effect in September 2013 and enhances certain privacy and security protections, and strengthens the government’s ability to enforce HIPAA. The Final Omnibus Rule also enhanced requirements for both covered entities and business associates regarding notification of breaches of unsecured protected health information. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways. These state laws may not have the same effect and often are not preempted by HIPAA, thus complicating compliance efforts.

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

In 2017, the U.S. Congress has been assessing new legislation designed to repeal and replace core sections of the PPACA.  We expect the U.S. Congress to continue to review and assess this legislation, referred to as the American Health Care Act (AHCA), along with other alternative health care reform proposals throughout 2017.  Recent Congressional efforts such as the AHCA proposal adds to the uncertainty of the legislative changes enacted as part of PPACA.

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

Corporate Information

Strongbridge Biopharma plc, an Irish public limited company, was established on May 26, 2015 under the name Cortendo plc. On September 4, 2015, Cortendo plc changed its name to Strongbridge Biopharma plc. We also have a wholly owned subsidiary, Cortendo AB, organized under the laws of Sweden.  See Part I, Item 10I “Subsidiary Information” a for list of subsidiaries of the Company.

Cortendo AB was established in October 1996 under the name Stefan Kronvall Medical AB and registered in Sweden in December 1996 for the purpose of developing medically innovative products for pharmaceutical diagnostics and other health care products. Stefan Kronvall Medical AB changed its name to Cortendo AB in 1997, to Cortendo Invest AB in 2003 and then to Cortendo AB (publ) in 2011.

In order to effect a corporate reorganization, on September 8, 2015 we settled an exchange offer, which we refer to as the Exchange Offer, pursuant to which holders of 99.449% of the outstanding shares of Cortendo AB exchanged their shares for beneficial interests in ordinary shares of Strongbridge Biopharma plc in the form of depositary receipts on a 1‑for‑1 basis and non‑accredited holders of Cortendo AB shares located within the United States, representing 0.133% of the outstanding shares of Cortendo AB, agreed to exchange their shares for cash, which cash settlement occurred on September 14, 2015. Non‑accredited U.S. holders of ordinary shares of Cortendo AB received cash in an amount equivalent to the value of one ordinary share of Strongbridge Biopharma plc for each share of Cortendo AB validly exchanged. Pursuant to individual agreements with the holders of options to purchase shares of Cortendo AB, the outstanding options of Cortendo AB were converted to options to purchase an equivalent number of ordinary shares of Strongbridge Biopharma plc. In September 2016, we acquired the non-controlling interest in Cortendo AB, after which Cortendo AB became a wholly owned subsidiary of Strongbridge Biopharma plc.

Following the settlement of the Exchange Offer, Strongbridge Biopharma plc became the parent of Cortendo AB and its subsidiaries. As a result of the settlement of the Exchange Offer, the historical financial statements of Cortendo AB became, for financial reporting purposes, the historical consolidated financial statements of Strongbridge Biopharma plc and its subsidiaries as a continuation of the predecessor. During the period from the settlement date of the Exchange Offer through the acquisition of all the shares of Cortendo AB not tendered in the Exchange Offer, the 0.418% interest in Cortendo AB was accounted for as a non-controlling interest.

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

We may take advantage of these reduced reporting and other regulatory requirements for up to five years or such earlier time that we are no longer an emerging growth company. We will remain an “emerging growth company” until the earliest of: (1) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (2) the last day of the fiscal year following the fifth anniversary of the date of the completion of our initial public offering; (3) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. In addition, the JOBS Act provides that an emerging growth company may delay adopting new or revised accounting standards until those standards apply to private companies. We have irrevocably elected not to avail ourselves of this delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as public companies that are not emerging growth companies. If we choose to take advantage of any of these reduced reporting burdens, the information that we provide shareholders may be different than you might get from other public companies.

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

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion summarizes the significant factors affecting the operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Information” and the financial statements and the related notes thereto included elsewhere in this 2016 Annual Report on Form 20-F. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and all other non‑historical statements in this discussion are forward‑looking statements and are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward‑looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report on Form 20-F, particularly in the section titled “Risk Factors.”

Overview

We are a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs. Our first commercial product is Keveyis® (dichlorphenamide), the first and only treatment approved by the U.S. Food and Drug Administration (“FDA”) for hyperkalemic, hypokalemic, and related variants of primary periodic paralysis. Keveyis, for which we hold the U.S. marketing rights, has orphan drug exclusivity status in the United States through August 7, 2022. In addition to this neuromuscular disease product, we have two clinical-stage product candidates for rare endocrine diseases, Recorlev and levoketoconazole. Recorlev (levoketoconazole, and formerly called COR-003) is a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing's syndrome. Veldoreotide (formerly called COR-005) is a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing's syndrome and neuroendocrine tumors. Both Recorlev and veldoreotide have received orphan designation from the FDA and the European Medicines Agency (“EMA”).

Given the well-identified and concentrated prescriber base addressing our target markets, we intend to use a small, focused sales force to effectively market our products, in the United States, the European Union and other key global markets. We believe that our ability to execute on this strategy is enhanced by the significant commercial and clinical development experience of key members of our management team. We will continue to identify and evaluate the acquisition of products and product candidates that would be complementary to our existing rare neuromuscular and endocrine franchises or that would form the basis for new rare disease franchises. We believe this approach will enable us to maximize our commercial potential by further leveraging our existing resources and expertise.

We have never been profitable and have incurred net losses since our inception in 1996. Our operations to date have been focused on identifying, in‑licensing, acquiring and developing our product candidates, organizing and staffing our company, business planning and raising capital. We have funded our operations primarily through equity offerings. We incurred a net loss attributable to Strongbridge Biopharma of $48.6 million and $43.6 million for the years ended December 31, 2016 and 2015, respectively. At December 31, 2016, our accumulated deficit was $129.4 million.

See Part 1, Item 4  “Information on the Company – Overview – Recent Developments” for a description of our acquisition of Keveyis from Taro Pharmaceutical Industries Ltd., our Private Placement and our Loan Agreement with Oxford Finance LLC and Horizon Technology Finance Corporation.

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

Through the first half of 2014, we were focused on product candidates that are now outside the scope of our strategic focus, specifically the development of Crespine, an osteoarthritis program, and a next generation cortisol inhibitor, or NGCI, program. By the end of 2014, we changed our strategic focus to rare endocrine diseases and other rare diseases, specifically the development of Recorlev. As a result, we significantly reduced activities to develop the Crespine and NGCI programs. We returned our commercial rights to Crespine to the originator in the first half of 2014. We expect to spend only such amounts as are necessary to maintain our intellectual property on the NGCI program.

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

Interest Expense

Interest expense primarily represents interest payable to Oxford and Horizon, amortization of our debt discount, and issuance costs associated with loan and security agreement.

Unrealized Gain on Fair Value of Warrants

We classified the warrants issued in connection with our December 2016 Private Placement as a liability. We recorded the fair value of the warrants upon issuance using the Black-Scholes Model and are required to revalue the warrants at each reporting date with any changes in fair value recorded on our statement of operations and comprehensive loss. The decrease in the fair value of the warrants between the issuance date and December 31, 2016 resulted in a unrealized gain of $0.6 million during the 12 months ended December 31, 2016.

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

Warrant Liability

The fair values of certain outstanding warrants were measured using the Black-Scholes option-pricing model. Inputs used to determine estimated fair value of the warrant liabilities include the estimated fair value of the underlying stock at the valuation date, the estimated term of the warrants, risk-free interest rates, expected dividends and the expected volatility of the underlying stock. The significant unobservable inputs used in the fair value measurement of the warrant liabilities were the fair value of the underlying stock at the valuation date and the estimated term of the warrants. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement.

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

Intangible Assets

Certain intangible assets were acquired as part of an asset purchase, and have been capitalized at their acquisition date at fair value. Acquired definite life intangible assets are amortized using the straight line method over their respective estimated useful lives or another appropriate method. The Company evaluates the potential impairment of intangible assets if events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate.

In connection with the Asset Purchase and Supply Agreement we entered into with Taro Pharmaceutical Industries Ltd, we have paid Taro an upfront payment in two installments of $1 million in December 2016 and $7.5 million in March 2017.  We have concluded that the supply price payable by us exceeds fair value and, therefore, have used a discounted cash flow method with a probability assumption to value the payments in excess of fair value at $29.3 million, for which we have recorded an intangible asset and corresponding liability. This liability will be amortized as we purchase inventory over the term of the agreement.  In addition, we incurred transaction costs of $2.4 million resulting in the recording of an Intangible Asset of $40.2 million. This asset will be amortized  as units are sold over an estimated 8 year period.

Purchased identifiable intangible assets with indefinite lives, such as our in‑process research and development, are evaluated for impairment annually in accordance with our policy and whenever events or changes in circumstances indicate that it is more likely than not that the fair value of these assets has been reduced. To test these assets for impairment, we compare the fair value of the asset to its carrying value. The method we use to estimate the fair value measurements of indefinite‑lived intangible assets is based on the income approach.  For the impairment analysis for the year ended December 31, 2016, significant unobservable inputs used in the income approach valuation method include discount rates, royalty rates and probabilities of product candidate advancement from one clinical trial phase to the next. The probabilities of product candidate advancement we used were based on standalone statistical analysis on a phase‑by‑phase basis.

During the first half of 2015, as a result of our acquisition of Aspireo Pharmaceuticals Ltd.’s veldoreotide, our intangible assets increased by $31.3 million.

As of December 31, 2016, there were material events that led to the impairment of our intangible assets. We recorded a $5.2 million impairment relating to our BioPancreate IPR&D and a $10.6 million impairment for our veldoreotide IPR&D for the year ended December 31, 2016.

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

We did not record a charge for impairment for the years ended December 31, 2016, 2015 and 2014.  During the first half of 2015, our goodwill increased by $5.1 million as a result of our acquisition of veldoreotide from Aspireo Pharmaceuticals Ltd.  As of December 31, 2016, there were no events or changes in circumstances indicating possible impairment.

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

We estimate the fair value of our awards with service conditions using the Black Scholes option pricing model, which requires the input of subjective assumptions, including (i) the expected stock price volatility, (ii) the expected term of the award, (iii) the risk-free interest rate and (iv) expected dividends. Due to the lack of historical and implied volatility data of our common stock, we based our estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. We selected companies with comparable characteristics to us, including enterprise value, risk profiles and position within the industry, and with historical share price information sufficient to meet the expected term of the stock based awards. We compute historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock based awards.

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

We have evaluated the positive and negative evidence bearing upon the realizability of our deferred tax assets. Based on our history of operating losses in Ireland and Sweden, we have concluded that it is more likely than not that the benefit of our deferred tax assets will not be realized. Currently, as a result of intercompany service agreements which provide a source of taxable income going forward, the Strongbridge U.S. Inc. is more likely than not to realize its deferred tax assets. Separately, as a result of writing off its intellectual property, BioPancreate will have a full valuation allowance against its prior separate company federal attributes and all existing state attributes.

Results of Operations

Comparison of the Years Ended December 31, 2016 and 2015

The following table sets forth our results of operations for the years ended December 31, 2016 and 2015.

	Year Ended
	December 31,		Change
	2016	2015	$
	(in thousands)
Operating expenses:
Research and development	$20,023	$20,135	$(112)
General and administrative	14,875	22,719	(7,844)
Impairment of intangible assets	15,828	—	15,828
Total operating expenses	50,726	42,854	7,872
Operating loss	(50,726)	(42,854)	(7,872)
Other (expense) income, net	(631)	(1,229)	598
Loss before income taxes	(51,357)	(44,083)	(7,274)
Income tax benefit	2,638	450	2,188
Net loss	(48,719)	(43,633)	(5,086)
Net loss attributable to non‑controlling interest	122	53	69
Net loss attributable to Strongbridge	$(48,597)	$(43,580)	$(5,017)

Research and Development Expenses

The following table summarizes our research and development expenses during the years ended December 31, 2016 and 2015:

	Year Ended
	December 31,		Change
	2016	2015	$
	(in thousands)
Product development and supporting activities	$16,183	$13,537	$2,646
Antisense Therapeutics license fee	—	3,899	(3,899)
Compensation and other personnel costs	3,239	1,906	1,333
Stock-based compensation expense	601	793	(192)
Total research and development expenses	$20,023	$20,135	$(112)

Research and development expenses were $20.0 million for the year ended December 31, 2016, a $0.1 million decrease compared to the year ended December 31, 2015. The $2.6 million increase in product development  and supporting activities was primarily attributed to a $3.0 million increase in expense to the ongoing clinical trials for Recorlev, and a $1.4 million increase due to the initiation of the development activity for veldoreotide, partially offset by reduced development spend due to discontinued programs for COR-004 and BioPancreate. Research and development expenses for the year ended December 31, 2015 included $3.9 million of the $5.0 million in aggregate cash paid to Antisense Therapeutics upon entering into a license agreement in May 2015, with the remaining $1.1 million of cash paid recorded as the initial carrying value of our investment in the equity of Antisense Therapeutics.  Compensation and related costs increased by $1.3 million, for the year ended December 31, 2016 as compared to the same period in 2015 due to increased headcount of research and development personnel during the 2016 period. Non-cash stock-based compensation decreased $0.2 million due to the departure of certain research and development personnel.

General and Administrative Expenses

The following table summarizes our general and administrative expenses during the years ended December 31, 2016 and 2015:

	Year Ended
	December 31,		Change
	2016	2015	$
	(in thousands)
Outside professional services	$5,626	$8,054	$(2,428)
IPO preparation costs	—	4,007	(4,007)
Corporate development and licensing transaction costs	—	3,390	(3,390)
Compensation and other personnel costs	4,888	3,783	1,105
Stock-based compensation expense	4,006	3,147	859
Facility costs	355	338	17
Total general and administrative expenses	$14,875	$22,719	$(7,844)

General and administrative expenses were $14.9 million for the year ended December 31, 2016, a decrease of $7.8 million compared to the year ended December 31, 2015. The $2.4 million decrease in outside professional and consulting services was primarily due to decreased legal fees in support of general corporate matters, employee recruiting fees, and consulting fees for general business efforts. General and administrative expenses for the year ended December 31, 2015 also included $4.0 million of legal and accounting fees related to the redomiciliation of the Company from Sweden to Ireland and the indirect activities necessary to prepare the Company’s financial records for the U.S. initial public offering completed in October 2015.  General and administrative expenses for the year ended December 31, 2015 also included $3.4 million of transaction fees and expenses related to the acquisition of veldoreotide from Aspireo Pharmaceuticals, the license of COR-004 from Antisense Therapeutics, and other business development activities.  Compensation and related personnel costs increased by $1.1 million, and non-cash stock-based compensation by $0.9 million, during the year ended December 31, 2016 due to increased headcount of administrative personnel during the 2016 period.

Other Income (Expense), Net

The following table summarizes our other income (expense), net, during the years ended December 31, 2016 and 2015:

	Year Ended
	December 31,		Change
	2016	2015	$
	(in thousands)
Foreign exchange (loss)	$(69)	$(124)	$55
Interest expense	(20)	—	$(20)
Unrealized gain on fair value of warrants	638	—	$638
Loss on termination of license agreement with Antisense Therapeutics	(1,051)	—	$(1,051)
Other expense, net	(129)	(1,105)	$976
Total other (expense) income, net	$(631)	$(1,229)	$598

Other income (expense), net, increased for the year ended December 31, 2016 as compared to the year ended December 31, 2015.  The decrease in other expense, is mostly due to the impairment of our Antisense investment in 2015 of $.5 million as well loss on our Radnor lease of $.2 million, where as in 2016 we returned the license to Antisense and incurred a loss on termination charge of $1.1 million. We also recorded an unrealized gain on the fair value of our warrants.

Income Tax Benefit

We recorded income tax benefit of $2.6 million for the year ended December 31, 2016 and $0.5 million  for the year ended December 31, 2015. For the year ended December 31, 2016, the benefit was primarily due to BioPancreate’s write off of intellectual property and certain permanent deductions at Strongbridge U.S. Inc..  Additionally, Strongbridge U.S. Inc. is more likely than not to recognize it’s deferred tax assets. In December 31, 2015 the benefit was due to the generation of U.S. state and federal net operating loss carry forwards and federal tax credit carry forwards. The income tax benefit for U.S. state and federal net operating loss carry forwards and the federal tax credit carry forwards has been recognized to the extent it is supported by the deferred tax liabilities recorded in connection with the acquisition of BioPancreate.

Net Loss Attributable to Non-Controlling Interest

We recorded a net loss attributable to non-controlling interest of $122,000 for the year ended December 31, 2016.  The non-controlling interest results from the 0.418% of Cortendo AB shares not acquired by Strongbridge Biopharma plc pursuant to the exchange offer that expired September 3, 2015. In September 2016, the non-controlling interest was acquired by the Company.

Comparison of the Years Ended December 31, 2015 and 2014

The following table sets forth our results of operations for the years ended December 31, 2015 and 2014.

	Year Ended
	December 31,		Change
	2015	2014	$
	(in thousands)
Operating expenses:
Research and development	$20,135	$5,844	$14,291
General and administrative	22,719	4,588	18,131
Total operating expenses	42,854	10,432	32,422
Operating loss	(42,854)	(10,432)	(32,422)
Other (expense) income, net	(1,229)	282	(1,511)
Loss before income taxes	(44,083)	(10,150)	(33,933)
Income tax benefit	450	480	(30)
Net loss	(43,633)	(9,670)	(33,963)
Net loss attributable to non‑controlling interest	53	—	53
Net loss attributable to Strongbridge	$(43,580)	$(9,670)	$(33,910)

Research and Development Expenses

The following table summarizes our research and development expenses during the years ended December 31, 2015 and 2014:

	Year Ended
	December 31,		Change
	2015	2014	$
	(in thousands)
Clinical development and supporting activities	$13,537	$5,412	$8,125
Antisense Therapeutics license fee	3,899	—	3,899
Compensation and other personnel costs	1,906	164	1,742
Stock-based compensation expense	793	268	525
Total research and development expenses	$20,135	$5,844	$14,291

Research and development expenses were $20.1 million for the year ended December 31, 2015, an increase of $14.3 million compared to the year ended December 31, 2014. The $8.2 million increase in clinical development and supporting activities was primarily attributed to a $4.8 million increase in expenses related to the ongoing clinical trials for Recorlev, and a $3.4 million increase due to the initiation of the development activity for Recorlev and veldoreotide. Research and development expenses for the year ended December 31, 2015 included $3.9 million of the $5.0 million in aggregate cash paid to Antisense Therapeutics upon entering into a license agreement in May 2015, with the remaining $1.1 million of cash paid recorded as the initial carrying value of our investment in the equity of Antisense Therapeutics.  Compensation and related costs increased by $1.7 million, and non-cash stock-based compensation increased $0.5 million, for the year ended December 31, 2015 as compared to the same period in 2014 due to increased headcount of research and development personnel during the 2015 period.

General and Administrative Expenses

The following table summarizes our general and administrative expenses during the years ended December 31, 2015 and 2014:

	Year Ended
	December 31,		Change
	2015	2014	$
	(in thousands)
Outside professional services	$8,054	$3,335	$(4,719)
Redomiciliation and IPO preparation costs	4,007	—	(4,007)
Corporate development and licensing transaction costs	3,390	—	(3,390)
Compensation and other personnel costs	3,783	1,165	(2,618)
Stock-based compensation expense	3,147	(17)	(3,164)
Facility costs	338	105	(233)
Total general and administrative expenses	$22,719	$4,588	$(18,131)

General and administrative expenses were $22.7 million for the year ended December 31, 2015, an increase of $18.1 million compared to the year ended December 31, 2014. The $4.7 million increase in outside professional and consulting services was primarily due to increased legal fees in support of general corporate matters, employee recruiting fees, audit fees, market analysis costs, and consulting fees for business development efforts. General and administrative expenses for the year ended December 31, 2015 also included $4.0 million of legal and accounting fees related to the redomiciliation of the Company from Sweden to Ireland and the indirect activities necessary to prepare the Company’s financial records for the U.S. initial public offering completed in October 2015.  General and administrative expenses for the year ended December 31, 2015 also included $3.4 million of transaction fees and expenses related to the acquisition of veldoreotide from Aspireo Pharmaceuticals, the license of COR-004 from Antisense Therapeutics, and other business development activities.  Compensation and related personnel costs increased by $2.6 million, and non-cash stock-based compensation by $3.2 million, during the year ended December 31, 2015 due to increased headcount of administrative personnel during the 2015 period.  Facility costs increased by $0.2 million primarily as a result of entering into a lease for our Trevose, Pennsylvania office space in April 2015.

Other Income (Expense), Net

The following table summarizes our other income (expense), net, during the years ended December 31, 2015 and 2014:

	Year Ended
	December 31,		Change
	2015	2014	$
	(in thousands)
Foreign exchange loss	$(124)	$(204)	$(80)
Other income, net	(1,105)	486	1,591
Total other (expense) income, net	$(1,229)	$282	$1,511

Other income (expense), net, changed from expense of $0.3 million in 2014 to expense of $1.2 million in 2015. The change was primarily due to the charges related to the wind down of our previous foreign currency hedging program and the write down of our investment in Antisense equity to market value.

Income Tax Benefit

We recorded income tax benefit of $0.5 for the years ended December 31, 2015 and 2014, due to the generation of U.S. state and federal net operating loss carry forwards and federal tax credit carry forwards. The income tax benefit for U.S. state and federal net operating loss carry forwards and the federal tax credit carry forwards has been recognized to the extent it is supported by the deferred tax liabilities recorded in connection with the acquisition of BioPancreate.

Net Loss Attributable to Non‑Controlling Interest

We recorded a net loss attributable to non-controlling interest of $53,000 for the year ended December 31, 2015.  The non-controlling interest results from the 0.418% of Cortendo AB shares not acquired by Strongbridge Biopharma plc pursuant to the exchange offer that expired September 3, 2015.

Liquidity and Capital Resources

Our operations have been financed primarily by net proceeds from the issuance of ordinary shares and the issuance of debt. Our primary uses of capital have been third‑party expenses associated with the planning and conduct of clinical trials, costs of process development services and manufacturing of our product candidates, and compensation‑related expenses.  We expect our funding requirements for operating activities to increase in 2017 and possibly beyond due to expenses associated with the commercialization of Keveyis, the execution of the Phase 3 SONICS and LOGICS clinical trials for Recorlev, and selling, general and administrative expenses.  We also expect our cash needs to increase to fund potential in‑licenses, acquisitions or similar transactions as we pursue our strategy.  These expenses may be offset only in part by sales of Keveyis.  In addition, beginning in June 2018, we will be required to make monthly principal payments to repay amounts borrowed under our credit facility.

Cash used to fund operating expenses is affected by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We believe that our cash resources will be sufficient to allow us to fund planned operations at least into 2019, which is after the expected receipt of data from the Recorlev SONICS and LOGICS Phase 3 clinical trials.

Our future funding requirements will depend on many factors, including the following:

•	the amount of revenue that we receive from sales of Keveyis; the cost and timing of establishing sales, marketing, distribution and administrative capabilities;
•	the scope, rate of progress, results and cost of our clinical trials testing and other related activities;
•	whether we borrow any additional amounts under our credit facility;
•	the number and characteristics of product candidates that we pursue, including any additional product candidates we may in‑license or acquire;
•	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;
•	the cost of defending potential intellectual property disputes, including patent infringement actions brought by third parties against us or our product candidates;
•	the cost, timing and outcomes of regulatory approvals;
•	the terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder; and
•	the emergence of competing technologies and their achieving commercial success before we do or other adverse market developments.

We expect to continue to incur losses. Our ability to achieve and maintain profitability is dependent upon the successful commercialization of Keveyis, the development, regulatory approval and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional capital. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical trials, funding may not be available to us on acceptable terms, or at all.

We plan to continue to fund our operations and capital funding needs through equity or debt financing, along with revenues from Keveyis. The sale of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. If we are not able to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible or suspend or curtail planned programs. In addition, lack of funding would limit any strategic initiatives to in‑license or acquire additional product candidates or programs.

Cash Flows

Comparison for the Years Ended December 31, 2016 and 2015:

	Year Ended
	December 31
	2016	2015

Net cash (used in) provided by:
Operating activities	$(31,714)	$(37,360)
Investing activities	(3,392)	(4,294)
Financing activities	50,320	77,404
	15,214	35,750
Effect of exchange rate changes on cash and cash equivalents	—	241
Net increase in cash and cash equivalents	$15,214	$35,991

Operating Activities

Net cash used in operating activities was $31.7 million for the year ended December 31, 2016, compared to $37.4 million for the year ended December 31, 2015. The decrease in net cash used was primarily due to business development activities and fees related to indirect activities necessary to redomicile the Company and to prepare the Company’s financial records for the U.S. initial public offering that occurred in 2015.

Investing Activities

The $3.4 million of cash used in 2016 investing activities related to the purchase of Keveyis.  The $4.3 million of cash used in 2015 investing activities primarily related to the acquisition of veldoreotide and the license of COR-004 in 2015.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2016 was $50.3 million and consisted of $32.7 million of proceeds from the issuance of ordinary shares and warrants in a private placement financing and $19.3 million proceeds from the issuance of debt and warrants.   Net cash provided by financing activities for the year ended December 31, 2015 was $77.4 million, which consisted of proceeds from the issuance of ordinary shares in private placement financings and our IPO in October of 2015.

Contractual Obligations and Other Commitments

The following table summarizes our future minimum commitments at December 31, 2016:

	Payments due by period
	Less than			More than
	1 year	1 to 3 years	3 to 5 years	5 years	Total
	(in thousands)

Minimum contract purchases	$5,003	$5,058	$11,022	$8,025	$29,108
Debt Payments	$—	$12,667	$7,333	$—	$20,000
Operating leases	$311	$503	$—	$—	$814
Total contractual obligations	$5,314	$18,228	$18,355	$8,025	$49,922

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

Quantitative and Qualitative Disclosures About Market Risk

At December 31, 2016, we had cash and cash equivalents of $66.8 million, which consisted of 100% of bank deposits in the United States. As part of our cash and investment management processes, we perform periodic evaluations of the credit standing of the financial institutions with which we deposit our cash or purchase cash equivalents, and we have not sustained any credit losses from instruments held at these financial institutions.

Recent Accounting Pronouncements

See Note 2 Summary of significant accounting policies and basis of presentation - Recently adopted accounting pronouncements to our consolidated financial statements.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Executive Officers and Board of Directors

The following table presents information about our officers and directors as of March 1, 2017.

NAME	AGE	POSITION
Executive Officers
Matthew Pauls	46	Chief Executive Officer and Director
A. Brian Davis	50	Chief Financial Officer
Fredric Cohen, M.D.	52	Chief Medical Officer
Stephen Long	51	Chief Legal Officer
Robert Lutz	48	Chief Business Officer
Non‑Employee Directors
John H. Johnson	59	Director, Chairman of the Board
Richard S. Kollender	47	Director
Garheng Kong, M.D., Ph.D.	41	Director
Jeffrey W. Sherman, M.D., FACP	61	Director
Mårten Steen, M.D., Ph.D.	41	Director
Hilde H. Steineger, Ph.D.	50	Director

Unless otherwise indicated, the current business addresses for our executive officers and directors is 900 Northbrook Drive, Suite 200, Trevose, Pennsylvania 19053, United States.

Executive Officers

Matthew Pauls has served as our Chief Executive Officer since August 2014 and as a member of our board of directors since September 2015. Mr. Pauls has served as a member of the board of directors of Mast Therapeutics, Inc., a publicly traded biopharmaceutical company, since October 2015. Prior to joining Strongbridge, Mr. Pauls was Chief Commercial Officer of Insmed, Inc., a publicly traded biopharmaceutical company, from April 2013 to August 2014. Prior to Insmed, Mr. Pauls worked at Shire Pharmaceuticals, a publicly traded specialty biopharmaceutical company, beginning in 2007 until March 2013, most recently as Senior Vice President, Head of Global Commercial Operations. Mr. Pauls also held positions at Bristol‑Myers Squibb, a publicly traded pharmaceutical company, in Brand Management and Payor Marketing, and at Johnson & Johnson, a publicly traded medical devices, pharmaceutical and consumer packaged goods manufacturer, in various U.S. and global commercial roles. He is a volunteer board member of the Pennington School in Pennington, New Jersey, and the Boys & Girls Clubs of Philadelphia. Mr. Pauls holds B.S. and M.B.A. degrees from Central Michigan University and a J.D. from Michigan State University College of Law.

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

Fredric Cohen, M.D. has served as our Chief Medical Officer since November 2016. Dr. Cohen joined Strongbridge in August 2015 and held roles of increasing responsibility, including Senior Vice President, Global Research and Development, and Vice President, Clinical Research and Development, prior to his promotion to Chief Medical Officer. Fred is an endocrinologist by training with more than 20 years of drug and business development experience, most recently focused in development and commercialization of rare disease and specialty products. Prior to joining Strongbridge, Fred provided strategic and operational counsel to life science companies, actively supporting their development and licensing functions. Prior to that, he served as Executive Director, Clinical Pipeline, at Aptalis Pharma, where he was responsible for innovation strategy as well as building and advancing the company’s specialty pharma pipeline. He has also held research and development positions with Johnson & Johnson and Eli Lilly & Company. Fred holds an M.D. from Pennsylvania State University College of Medicine and an A.B. in biology from Franklin and Marshall College.

Stephen Long has served as our Chief Legal Officer since March 2015 and as Company Secretary since September 2015. Prior to joining Strongbridge, Mr. Long served as Counsel at the law firm of Reed Smith LLP, from April 2013 to February 2015. He previously served at C.R. Bard, Inc., a medical device manufacturing company, from October 2000 to May 2012 in the roles of Vice President, General Counsel, as Vice President, and Secretary, and as Associate General Counsel. Mr. Long also served as Assistant General Counsel, Consumer Healthcare, at Warner‑Lambert Company, and as Counsel for the company’s pharmaceutical division from February 1998 to September 2000. Mr. Long held positions earlier in his career at the law firm of Willkie Farr & Gallagher and Bankers Trust Company. Mr. Long received his B.S. from the School of Industrial and Labor Relations at Cornell University and his J.D. from Albany Law School of Union University.

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

Richard S. Kollender has served as a member of our board of directors since March 2015. Since August 2016, Mr. Kollender has served as Chief Business Officer and Chief Financial Officer of Rapid Micro Biosystems.  Since January 2011, Mr. Kollender has served as a Partner and Executive Manager of Quaker Partners Management, LP, a healthcare investment firm, which Mr. Kollender initially joined in 2003 and was promoted to partner in 2005. Mr. Kollender serves as a director of Tarsa Therapeutics. Mr. Kollender previously served as a director of Celator Pharmaceuticals, Inc., Rapic Micro Biosystems, Inc., Insmed, Transave, Inc., Nupathe, Inc., TargetRx, Inc., Precision Therapeutics, Inc., Transport Pharmaceuticals, Inc. and Corridor Pharmaceuticals. Mr. Kollender has held positions in sales, marketing and worldwide business development at GlaxoSmithKline or GSK, and served as investment manager at

S.R. One, the corporate venture capital arm of GSK. Mr. Kollender holds a B.A. in accounting from Franklin and Marshall College and a MBA and Health Administration and Policy Degree with honors from the University of Chicago, and has practiced as a certified public accountant for six years at public accounting firms, including KPMG.

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

Jeffrey W. Sherman, M.D., FACP, has served as a member of our board of directors since October 2016. He currently serves as the chief medical officer and Executive Vice President of Research and Development at Horizon Pharma plc. He has more than 25 years of research, clinical development, regulatory and commercialization experience within the biopharmaceutical industry. He is a member of a number of professional societies, a diplomat of the National Board of Medical Examiners and the American Board of Internal Medicine, and also serves on the Board of Advisors of the Center for Information and Study on Clinical Research Participation (CISCRP). He previously held senior leadership positions at IDM Pharma Takeda Global Research and Development, Neopharma, Searle/Pharmacia, Bristol-Myers Squibb, and is past president of the Drug Information Association (DIA). Dr. Sherman earned his M.D. from the Rosalind Franklin University of Medicine and Science/The Chicago Medical School. He completed internship and residency programs at Northwestern University Feinberg School of Medicine, where he currently serves as an adjunct assistant professor, and a fellowship program at the University of California San Francisco. He received a B.A. in Biology from Lake Forrest College.

Mårten Steen, M.D., Ph.D. has served as a member of our board of directors since December 2014. Since April 2010, he has served as a Partner of HealthCap, a venture capital firm investing in life science companies. Prior to HealthCap, from February 2008 until March 2010, Dr. Steen served as director at Merck Serono SA, a biopharmaceutical company. Currently, he serves as a member of the board of directors of Wilson Therapeutics AB, Altimmune Inc. and BioClin Therapeutics Inc. He previously served on the boards of Ultragenyx Inc. and FerroKin Biosciences. Dr. Steen holds a B.Sc. in Business Administration, an M.D., and a Ph.D. in Clinical Chemistry, all from Lund University.

Hilde H. Steineger, Ph.D. has served as a member of our board of directors since January 2014. She is currently consultant for the Strategic Innovation Management in the Nutrition & Health Division of BASF. She previously served as the Head of Strategic Innovation Management and Head of Global Omega‑3 Innovation Management at Pronova BioPharma ASA, a BASF company, from April 2013 to May 2015. From August 2007 to June 2010, Dr. Steineger was Head of Investor Relations for Pronova BioPharma and Vice President Business Development in Pronova BioPharma from November 2009 to April 2013. Dr. Steineger is a board member and Head of the Audit Committee of Nordic Nanovector ASA. Dr. Steineger also serves as a director of PCI Biotech ASA. She previously served as a member of the boards of directors of Aifew AS, Algeta ASA, Weifa AS, Invent2 AS, Alertis AS, Clavis Pharma ASA and Biotech Pharmacon ASA. Dr. Steineger holds a Ph.D. in medical biochemistry from University of Oslo.

Board Composition

The Irish Companies Act provides for a minimum of two directors for public limited companies. Our Articles of Association provide for a minimum of two directors and a maximum of 13 directors. Our shareholders may from time to time increase or reduce the maximum number, or increase or reduce the minimum number (subject to the minimum requirements of the Irish Companies Act), of directors by special resolution. Our board of directors determines the number of directors within the range of two to 13. Our board currently consists of seven directors.

Our Articles divide our board of directors into three classes, with members of each class being elected to staggered three‑year terms. At each annual general meeting, directors will be elected for a full term of three years to succeed those directors of the relevant class whose terms are expiring. A nominee is elected to the board of directors by a plurality of votes cast. Our Class I directors, consisting of Drs. Steineger and Steen, were elected at our annual general meeting in May 2016 for a term ending in May 2019.  Our Class II directors, consisting of Messrs. Johnson and Kollender, and Dr. Sherman, are expected to be nominated for election at our annual general meeting in May 2017 for a term ending in May 2020.  Our Class III directors, consisting of Dr. Kong and Mr. Pauls, are expected to be nominated for election at our annual general meeting in May 2018 for a term ending in May 2021.

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

We are a foreign private issuer. As a result, in accordance with the NASDAQ stock exchange listing requirements of The NASDAQ Global Select Market, or NASDAQ, we may rely on home country governance requirements and certain exemptions thereunder rather than relying on the stock exchange corporate governance requirements. For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association” in the Company’s Registration Statement on Form F-3 filed January 12, 2017 (file number 333-215531) which is incorporated herein by reference.

Director Independence

Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our board of directors has determined that each of Messrs. Johnson and Kollender and Drs. Kong, Sherman, Steen and Steineger, representing six of our seven directors, is independent under the applicable rules and regulations of NASDAQ. In making such determinations, the board of directors considered the relationships that each such non‑employee director has with the Company and all other facts and circumstances the board of directors deemed relevant in determining their independence.

Committees of the Board of Directors

The standing committees of our board of directors consist of a nomination and governance committee, an audit committee and a compensation committee. Each committee operates under a charter. Copies of each committee’s charter are posted on the Investors section of our website, which is located at www.strongbridgebio.com.

Nomination and Governance Committee

The current members of our nomination and governance committee are Mårten Steen, John H. Johnson and Garheng Kong, with Dr. Steen serving as chairman. Our board of directors has determined that each member of our nomination and governance committee is independent under the applicable listing requirements of NASDAQ.

Audit Committee

The current members of our audit committee are, Richard S. Kollender, Hilde H. Steineger and Jeffrey Sherman, with Mr. Kollender serving as chairman. Our board of directors has determined that each member of our audit committee is independent under Rule 10A‑3 of the Exchange Act and the applicable listing requirements of NASDAQ, and that each member of our audit committee satisfies the other listing requirements of NASDAQ for audit committee membership. Our board of directors has also determined that two of the three members of our audit committee, Mr. Kollender and Dr. Steineger, qualify as an “audit committee financial expert,” as such term is defined by the SEC, and that he or she has the requisite level of financial sophistication required by the continued listing standards of NASDAQ.

Compensation Committee

The current members of our compensation committee are John H. Johnson, Garheng Kong and Richard S. Kollender, with Mr. Johnson serving as chairman. Our board of directors has determined that each member of our compensation committee is independent under the applicable listing requirements of NASDAQ.

B. COMPENSATION

Summary Compensation Table

The following table sets forth information concerning cash and non-cash compensation paid for 2016 and 2015 to certain of our executive officers (referred to herein as “our executive officers”).

		Salary	Bonus
Name and position	Year	($)	($)(1)	Total
Matthew Pauls	2016	$468,000	$198,900	$666,900
Chief Executive Officer	2015	$428,653	$241,250	$669,903
A. Brian Davis (2)	2016	$334,750	$123,858	$458,608
Chief Financial Officer	2015	$248,522	$145,250	$393,772
Fredric Cohen, M.D. (3)	2016	$318,747	$134,900	$453,647
Chief Medical Officer

(1)	The amounts in this column represent the discretionary bonuses paid with respect to 2016 and 2015 performance.
(2)	Mr. Davis’s employment commenced in March 2015.
(3)	Dr. Cohen’s employment commenced in August 2015 and he was promoted to Chief Medical Officer in November 2016.

Narrative to Summary Compensation Table

We have entered into employment agreements with Matthew Pauls, A. Brian Davis and Fredric Cohen. The employment agreements outline the terms of the employment relationship, including any potential severance benefits. We believe that the employment agreements provide certainty to our management team and help to retain the leadership necessary for our company to succeed.

Employment Agreements

We entered into an employment agreement with (1) Mr. Pauls effective August 23, 2014, for his service as our President and Chief Executive Officer, (2) Mr. Davis effective March 23, 2015, for his service as our Chief Financial Officer, and (3) Dr. Cohen effective August 5, 2015, for his service as our Chief Medical Officer. Dr. Cohen was originally hired as Vice President, Clinical Research and Development. The term of the employment agreement for Mr. Pauls is through August 23, 2017, the term of the employment agreement with Mr. Davis is through March 23, 2018, and the term of the employment agreement for Dr. Cohen is through August 5, 2017. The employment agreements will automatically renew for one‑year terms unless either party gives notice of non‑renewal at least 90 days prior to the end of the term. The agreements also provide for annual incentive bonus targets for Messrs. Pauls and Davis, and Dr. Cohen of 50%, 40% and 40%, respectively.

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

Other Benefits

Our executive officers are eligible to participate in our employee benefit plans on the same basis as our other employees, including our health and welfare plans and our 401(k) plan. Under our 401(k) plan, participants may elect to make both pre‑ and post‑tax contributions to their accounts in the plan, and we do not match these contributions. Our executive officers are not eligible for retirement benefits other than under our 401(k) plan.  The company is not required to, and had not, set a side any amounts relating to pension or retirements.

Outstanding Equity Awards at March 1, 2017

The following table includes certain information with respect to option awards that were outstanding as of March 1, 2017 for our executive officers.

	Option Awards
	Number of		Number of
	Securities		Securities
	Underlying		Underlying
	Unexercised		Unexercised		Option
	Options		Options		Exercise		Option
	(#)		(#)		Price	Grant	Expiration
Name	Exercisable		Unexercisable		($)	Date	Date
Matthew Pauls	72,727	(1)	—		$8.06	8/23/2014	8/23/2019
	72,727		—	(1)	$10.74	8/23/2014	8/23/2019
	—		81,818	(1)	$13.43	8/23/2014	8/23/2019
	123,176		331,369	(2)	$15.71	5/26/2015	5/26/2025
	56,250		168,750	(3)	$3.94	2/26/2016	2/26/2026
	—		375,000	(3)	$2.90	2/23/2017	2/23/2027
A. Brian Davis	14,773		39,772	(2)	$15.71	5/26/2015	5/26/2025
	44,455		88,908	(4)	$18.80	7/21/2015	7/21/2020
	16,250		48,750	(3)	$3.94	2/26/2016	2/26/2026
	—		180,000	(3)	$2.90	2/23/2017	2/23/2027
Fredric Cohen, M.D.	30,682		51,136	(5)	$18.12	8/5/2015	8/5/2025
	7,500		22,500	(3)	$3.94	2/26/2016	2/26/2026
	—		40,000	(5)	$4.16	6/13/2016	6/13/2016
	—		10,000	(5)	$3.95	11/23/2016	11/23/2026
	—		173,000	(3)	$2.90	2/23/2017	2/23/2027

(1)

These options vest in three equal annual tranches. The first tranche of these options vested on August 23, 2015. The second tranche vests on August 23, 2016. The third tranche vests on August 23, 2017. These options will fully vest and become exercisable upon a change of control provided that the executive is employed on the date of such change of control.

(2)

These stock options vest in three separate tranches. The first tranche vests in 16 equal quarterly installments commencing the first quarter subsequent to the grant date; the second tranche vests in 16 equal quarterly installments commencing on the date on which our shares begin trading on NASDAQ; and the third tranche vests one-half on the date on which the closing price of our shares as reported on NASDAQ equals $33.66 for Mr. Pauls, and $31.46 for Mr. Davis, for 20 consecutive trading days, so long as this occurs prior to May 26, 2019, and one-half on the one year anniversary of such initial vesting date. All of these options will fully vest and become exercisable upon a change of control provided that the executive is employed on the date of such change in control.

(3)

These options vest in 16 equal quarterly installments commencing with the first quarter subsequent to the grant date. These options will fully vest and become exercisable upon a change of control provided that the executive is employed on the date of such change of control.

(4)

These options vest in three equal annual tranches. The first tranche of these options vested on March 23, 2016. The second tranche vests on March 23, 2017. The third tranche vests on March 23, 2018. These options will fully vest and become exercisable upon a change of control provided that the executive is employed on the date of such change of control.

(5)

These options vest with respect to one-fourth of the shares to vest on the one-year anniversary of the Date of Grant and the remaining three-fourths of shares to vest in 12 equal, quarterly installments after the one-year anniversary of the Date of Grant. These options will fully vest and become exercisable upon a change in control provided that the executive is employed on the date of such change in control.

Prior to September 3, 2015, we did not have an equity compensation plan. Grants of stock options to the executive officers and other individuals were made through individual grant agreements.

Restricted Stock Units Grants

On February 26, 2016, our board of directors approved grants of restricted stock units, or RSUs, to Messrs. Pauls and Davis, and Dr. Cohen in the amounts of 40,000, 20,000 and 13,000, respectively.  On June 13, 2016 and November 23, 2016, our board of directors approved grants of RSUs for Dr. Cohen in the amounts of 5,000 and 4,000, respectively.  These RSUs vest, with respect to 100% of the grants, on the second anniversary following the date of grant, provided that the executive is employed by the Company on such vesting date.  All RSUs will fully vest upon a change of control of our company.  If and when the RSUs vest, the Company will issue to the executive one ordinary share of the Company for each whole RSU that has vested, subject to satisfaction of the executive’s tax withholding obligations.  The RSUs will cease to be outstanding upon such issuance of shares.

Potential Payments Upon Terminations of Employment or Following a Change of Control

The employment agreements with Messrs. Pauls and Davis, and Dr. Cohen provide that, upon a termination of employment by our company without “cause,” or by the executive for “good reason,” subject to the execution of a release of claims, he or she will be entitled to (1) an amount equal to the sum of 18 months of base salary and the target bonus for Mr. Pauls, or 12 months of base salary and the target bonus for our other executive officers, paid in installments over the 18‑month period following termination for Mr. Pauls or the 12‑month period following termination for our other executive officers, (2) a pro rata portion of the annual bonus that he or she would have been entitled to receive for the calendar year that includes the termination date, based on the actual achievement of the applicable performance goals, and (3) medical and dental benefits provided by us that are at least equal to the level of benefits provided to other similarly situated active employees until the earlier of (a) 18 months following the termination date for Mr. Pauls, or 12 months following the termination date for our other executive officers and (b) the date the executive becomes covered under a subsequent employer’s medical and dental plans.

If any of our other executive officers is terminated due to our election not to renew the term of the employment agreement, subject to the execution of a release of claims, he will be entitled to (1) an amount equal to the sum of 12 months of base salary and the target bonus for Mr. Pauls, or six months of base salary and one‑half of the target bonus for our other executive officers, paid in installments over the 12‑month period following termination for Mr. Pauls or the six‑month period following termination for our other executive officers, (2) a pro rata portion of the annual bonus that he or she would have been entitled to receive for the calendar year that includes the termination date, based on the actual achievement of the applicable performance goals, and (3) medical and dental benefits provided by us that are at least equal to the level of benefits provided to other similarly situated active employees until the earlier of (a) 12 months following the termination date for Mr. Pauls, or six months following the termination date for our other executive officers and (b) the date the executive becomes covered under a subsequent employer’s medical and dental plans.

In the event there is a change of control of our company and, during the 24‑month period following the change of control, any of our executive officers is terminated by us without cause, by the executive for good reason, or due to our election not to renew the term of the employment agreement, he or she will be entitled to the severance benefits detailed below and all unvested equity or equity‑based awards held by the executive will accelerate and vest. The severance benefits include (1) an amount equal to the sum of 24 months base salary and the target bonus for Mr. Pauls, or the sum of 18 months base salary and the target bonus for our other executive officers, paid in installments over the 24‑month period following termination for Mr. Pauls or the 18‑month period following termination for our other executive officers; and (2) the medical and dental benefits provided by us until the earlier of (a) 18 months following the termination date for Mr. Pauls or one year following the termination date of our other executive officers and (b) the date the executive becomes covered under a subsequent employer’s medical and dental plans.

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

Director Compensation

Our directors received fees in cash in 2016 and 2015 for their service on the board as summarized below:

		Fees
		earned or paid in cash
Name	Year	($)
John H. Johnson	2016	$96,713
	2015	$65,050
Richard S. Kollender	2016	$57,795
	2015	$33,126
Garheng Kong, M.D., Ph.D.	2016	$46,685
	2015	$12,934
Jeffrey W. Sherman, M.D., FACP(2)	2016	$—
	2015	$—
Mårten Steen, M.D., Ph.D.	2016	$47,780
	2015	$35,833
Hilde H. Steineger, Ph.D.	2016	$47,780
	2015	$35,833
H. Joseph Reiser(1)	2015	$18,749
Espen Tidemann Jørgensen(1)	2015	$14,348
Ernest Eichenberg III(1)	2015	$10,938
Joseph M. Mahady(1)	2015	$22,029
Eigil Stray Spetalen(1)	2015	$21,349

(1)	Messrs. Reiser, Eichenberg, Jørgensen, Spetalen and Mahady resigned from the board of directors of Cortendo AB in 2015.
(2)	Dr. Sherman joined the board of directors in October 2016.

The following table includes certain information with respect to option awards that were outstanding as of March 1, 2017 for our current non‑employee directors.

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised		Option
	Options	Options		Exercise		Option
	(#)	(#)		Price	Grant	Expiration
Name	Exercisable	Unexercisable		($)	Date	Date
John H. Johnson	18,181	—	(1)	$10.74	3/17/2015	3/17/2020
	—	18,181	(1)	$13.43	3/17/2015	3/17/2020
	—	18,181	(1)	$16.11	3/17/2015	3/17/2020
	13,224	—	(2)	$17.55	10/16/2015	10/16/2025
	—	40,000	(4)	$5.50	5/12/2016	5/12/2026

Richard S. Kollender	9,090	—	(1)	$10.74	3/17/2015	3/17/2020
	—	9,090	(1)	$13.43	3/17/2015	3/17/2020
	—	9,090	(1)	$16.11	3/17/2015	3/17/2020
	9,918	—	(2)	$17.55	10/16/2015	10/16/2025
		40,000	(4)	$5.50	5/12/2016	5/12/2026

Garheng Kong, M.D., Ph.D.	11,110	13,890	(3)	$17.55	10/16/2015	10/16/2025
	9,385	—	(2)	$17.55	10/16/2015	10/16/2025
		40,000	(4)	$5.50	5/12/2016	5/12/2016

Jeffrey W. Sherman, M.D., FACP	—	60,000	(5)	$5.22	10/1/2016	10/1/2026

Mårten Steen, M.D., Ph.D.	11,110	13,890	(3)	$17.55	10/16/2015	10/16/2025
	9,918	—	(2)	$17.55	10/16/2015	10/16/2025
	—	40,000	(4)	$5.50	5/12/2016	5/12/2016

Hilde H. Steineger, Ph.D.	11,110	13,890	(3)	$17.55	10/16/2015	10/16/2025
	9,918	—	(2)	$17.55	10/16/2015	10/16/2025
	—	40,000	(4)	$5.50	5/12/2016	5/12/2026

(1)

These options vest in three equal annual tranches. The first tranche of these options vested on March 17, 2016. The second tranche vests on March 17, 2017. The third tranche vests on March 17, 2018. These options will fully vest and become exercisable upon a change of control provided that the individual is a member of our board of directors on the date of such change of control.

(2)

These options vested on April 30, 2016.  These options will fully vest and become exercisable upon a change of control provided that the individual is a member of our board of directors on the date of such change of control.

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

(4)

These options vest on the earlier of May 12, 2017 or the date of the company’s 2017 Annual General Meeting.  These options will fully vest and become exercisable upon a change of control provided that the individual is a member of our board of directors on the date of such change of control.

(5)

These options vest in three equal annual tranches. The first tranche vest on October 1, 2017; the remaining two tranches vest equally on October 1, 2018 and 2019.   All of these options will fully vest and become exercisable upon a change of control provided that the individual is a member of our board of directors on the date of such change of control.

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
•

Initial Equity Grant—Option to purchase 60,000 shares, with one-third of the shares vesting on the first anniversary of the date of grant and the remaining two-thirds of the shares vesting in equal monthly installments over the 24‑month period that follows the first anniversary of the date of grant, provided that the director continues to provide services as a member of our board of directors continuously from the date of grant through the applicable vesting date

•

Annual Equity Grant—Option to purchase 40,000 shares with such option vesting in full on the first anniversary of the date of grant, provided that the director continues to provide services as a member of our board of directors continuously from the date of grant through the vesting date

Non‑Employee Director Equity Compensation Plan

Our board of directors has adopted and our shareholders have approved, the Non‑Employee Director Equity Compensation Plan (the Non‑Employee Director Plan). The Non‑Employee Director Plan provides for the grant of nonstatutory stock options, stock awards, and restricted stock units to our non‑employee directors. The Non‑Employee Director Plan is effective as of September 3, 2015.

Authorized Shares.  A total of 628,155 shares of our common stock have been reserved for issuance pursuant to the Non‑Employee Director Plan. The shares of our common stock that we have reserved for issuance pursuant to the Non‑Employee Director Plan (the “Share Pool”) will be increased on the first day of each fiscal year, in an amount equal to one‑half percent (0.5%) of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year. The Share Pool will be reduced on the date of grant, by one share of our common stock for each award under the Non‑Employee Director Plan; provided that awards that are valued by reference to shares of our common stock but are required to be paid in cash pursuant to their terms will not reduce the Share Pool. If and to the extent options terminate, expire, or are canceled, forfeited, exchanged, or surrendered without having been exercised, or if any stock awards or awards of restricted stock units (including restricted stock received upon the exercise of options) are forfeited, the shares of our common stock subject to such awards will again be available for awards under the Share Pool. Notwithstanding the foregoing, shares tendered by individual grantees, or withheld by us, as full or partial payment to us upon the exercise of options will not become available for issuance again under the Non‑Employee Director Plan.

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

Authorized Shares.  A total of 3,343,434 shares of our common stock have been reserved for issuance pursuant to the 2015 Plan. The shares of our common stock that we have reserved for issuance pursuant to the 2015 Plan (the “Share Pool”), will be increased on the first day of each fiscal year, in an amount equal to four percent (4.0%) of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year. A maximum of 1,000,000 shares of our common stock may be subject to awards made under the 2015 Plan to any individual during a calendar year, subject to adjustment as provided in the 2015 Plan. The maximum number of shares that may be issued under the 2015 Plan as incentive stock options is 3,343,434. The Share Pool will be reduced on the date of grant, by one share of our common stock for each award under the 2015 Plan; provided that awards that are valued by reference to shares of our common stock but are required to be paid in cash pursuant to their terms will not reduce the Share Pool. If and to the extent options terminate, expire, or are canceled, forfeited, exchanged, or surrendered without having been exercised, or if any stock awards or awards of restricted stock units (including restricted stock received upon the exercise of options) are forfeited, the shares of our common stock subject to such awards will again be available for awards under the Share Pool. Notwithstanding the foregoing, the following shares of our common stock will not become available for issuance under the 2015 Plan: (i) shares tendered by individual grantees, or withheld by us, as full or partial payment to us upon the exercise of options granted under the 2015 Plan and (ii) shares withheld by, or otherwise remitted to us to satisfy an individual grantee’s tax withholding obligations upon the lapse of restrictions on stock awards, or the exercise of options granted under the 2015 Plan.

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

2017 Inducement Plan

On February 23, 2017, our board of directors adopted the 2017 Inducement Plan (the “Inducement Plan”), pursuant to which we (along with our affiliates and subsidiaries) may grant equity-based awards to new employees. The purpose of the Inducement Plan is to attract valued employees by offering them a greater stake in our success and a closer identity with us, and to encourage ownership of our ordinary shares by such employees.

The Inducement Plan was adopted without shareholder approval pursuant to Rule 5635(c)(4) of the NASDAQ Listing Rules. In accordance with Rule 5635(c)(4) of the NASDAQ Listing Rules, awards under the Inducement Plan may only be made to individuals who were not previously an employee or a non-employee director of the Company or any of our subsidiaries (or who had a bona fide period of non-employment with the Company and our subsidiaries) who is hired by the Company or a subsidiary.  Subject to adjustments described in the Inducement Plan, we may issue up to 1,000,000 of our ordinary shares in the form of stock options, stock awards and restricted stock units to eligible recipients.

Administration.  Our compensation committee administers the Inducement Plan and is authorized to determine, among other things, the persons to whom inducement awards will be made and the terms of such awards.

Stock Options. The exercise price of options granted under the Inducement Plan will be equal to or greater than the fair market value of our ordinary shares on the date the options are granted and the term of any option will not exceed ten years from the date of the grant. After a termination of service for any reason other than death, disability or cause (as defined in the Inducement Plan), the grantee of an option award may exercise the vested portion of his or her option for 90 days. If termination is due to death (or death occurs within 90 days after the individual’s termination date) or disability, the vested portion of the option will remain exercisable for one year. However, in no event may an option be exercised later than the expiration of its term. The entire option will be forfeited upon a termination for cause. In addition, if an employee, director or consultant has engaged in conduct that constitutes cause, any shares acquired upon exercise of an option for which we have not yet delivered the share certificates will be automatically forfeited to us in exchange for payment of the exercise price paid for such shares.

Stock Awards and Restricted Stock Units.  Ordinary shares issued or transferred pursuant to stock awards may be issued or transferred for consideration or for no consideration, and may be subject to restrictions or no restrictions, as determined by the compensation committee.  Each restricted stock unit will be granted with respect to one ordinary share or will have a value equal to the fair market value of one ordinary share.  Restricted stock units will be paid in cash, ordinary shares, or other securities, other awards or other property, as determined by the compensation committee, upon the lapse of the restrictions applicable thereto. The amount payable as a result of the vesting of a restricted stock unit will be distributed as soon as practicable following the vesting date and in no event later than the fifteenth date of the third calendar month of the year following the vesting date of the restricted stock unit (or as otherwise permitted under Section 409A of the Internal Revenue Code); provided, however, that an individual grantee may, if and to the extent permitted by our compensation committee, elect to defer payment of restricted stock units in a manner permitted by Section 409A of the Internal Revenue Code.  Except as otherwise set forth in an award agreement, if a grantee ceases to be employed by, or provide services to, us, any stock award or restricted stock units held by the grantee that are subject to transfer restrictions will be forfeited.

Non‑Transferability of Awards.  Except as otherwise permitted by an award agreement or by our compensation committee, the Inducement Plan generally does not allow for the transfer of awards made under the Inducement Plan, except by will or by the laws of descent and distribution.

Certain Adjustments.  In the event of certain changes in our capitalization, to prevent dilution or enlargement of the benefits or potential benefits available under the Inducement Plan, the compensation committee will adjust the number and class of shares that may be delivered under the Inducement Plan and/or the number, class and price per share of shares covered by each outstanding award, and the numerical share limits set forth in the Inducement Plan.

Change of Control.  The Inducement Plan provides that in the event of a change of control, as defined in the Inducement Plan, where we are not the surviving corporation (or we survive only as a subsidiary of another corporation), unless our compensation committee determines otherwise, all outstanding awards will be assumed by, or replaced with comparable awards by, the surviving corporation in such change of control (or a parent or subsidiary of the surviving corporation). In the event the surviving corporation (or a parent or subsidiary of the surviving corporation) in such change of control does not assume or replace the outstanding awards with comparable awards, (i) we will provide written notice of such change of control to each individual grantee with outstanding awards; (ii) all outstanding options will automatically accelerate and become fully vested and exercisable; (iii) all outstanding stock awards will become vested and deliverable in accordance with the Inducement Plan; and (iv) all outstanding restricted stock units will become vested and deliverable in accordance with the Inducement Plan.

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

Amendment; Termination.  Our board has the authority to amend or terminate the Inducement Plan at any time; provided, however, that the board will not amend the Inducement Plan without shareholder approval if such approval is required in order to comply with applicable laws or stock exchange requirements. The Inducement Plan automatically terminates in 2027, unless we terminate it sooner.

D. EMPLOYEES

As of December 31, 2016, we had 24 full‑time employees, each of whom is working in the United States.  Of these full‑time employees, 9 were engaged in research and development and 15 were engaged in general and administrative activities.

E.  SHARE OWNERSHIP

The following table sets forth certain information as of March 1, 2017 regarding beneficial ownership of our ordinary shares by all of our current directors and executive officers. The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of March 1, 2017 through the exercise of any option or other right.  Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Executive Officers and Directors	No. of Shares	% of total Shares
Matthew Pauls	338,465	*
Fredric Cohen, M.D.	38,182	*
A. Brian Davis	123,030	*
Stephen Long	122,536	*
Robert Lutz	98,543	*
John H. Johnson	49,586	*
Richard S. Kollender	28,098	*
Garheng Kong, M.D., Ph.D.	21,885	*
Jeffrey W. Sherman, M.D., F.A.C.P.	0	*
Mårten Steen, M.D., Ph.D.	22,418	*
Hilde H. Steineger, Ph.D.	22,418	*
All Current Executive Officers and Directors as a Group (11 persons)	865,161	2.4%

*Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.PRINCIPAL SHAREHOLDERS

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of March 1, 2017 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all ordinary shares held by that person.

Ordinary shares that a person has the right to acquire within 60 days of March 1, 2017 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. The percentage of beneficial ownership of our ordinary shares prior to the offering is based on an aggregate of 35,335,026 shares outstanding as of March 1, 2017.

The following table presents information relating to the beneficial ownership of our ordinary shares as of March 1, 2017.

Name of Beneficial Owner		No. of Shares	% of total Shares
Caxton Alternative Management LP	(1)	5,394,994	15.3%
Growth Equity Opportunities Fund III, LLC	(2)	4,141,308	11.7%
HealthCap VI, L.P.	(3)	3,236,008	9.2%
Vivo Capital VIII, LLC	(4)	3,000,000	8.5%
Broadfin	(5)	2,894,581	8.2%

(1)

Based on the information disclosed in a Schedule 13G filed with the SEC on December 30, 2016 by Caxton Corporation (“Caxton”), CDK Associates, L.L.C. (“CDK”) and Bruce Kovner, in which Caxton, the manager of CDK, and Mr. Kovner, the Chairman and sole shareholder of Caxton, each reported shared voting and dispositive power with respect to 5,394,994 ordinary shares and CDK reported shared voting and dispositive power with respect to 5,102,433 ordinary shares. Caxton and Mr. Kovner disclaim beneficial ownership of the ordinary shares reported except to the extent of their pecuniary interest therein. The address of Caxton and CDK is 731 Alexander Road, Princeton, NJ, 08540.  The business address of Mr. Kovner is 1001 North U.S. Highway 1, Jupiter, FL 33477.

(2)

Based on the information disclosed in a Schedule 13D/A filed with the SEC on January 6, 2017 by Growth Equity Opportunities Fund III, LLC (“GEO”), New Enterprise Associates 14, L.P. (“NEA 14”), NEA Partners 14, L.P. (“NEA Partners 14”), NEA 14 GP, LTD (“NEA 14 GP”), M. James Barrett, Peter J. Barris, Forest Baskett, Anthony A. Florence, Jr., Patrick J. Kerins, David M. Mott, Scott D. Sandell, Peter W. Sonsini, and Ravi Viswanathan, in which each reporting person reported shared voting and dispositve power with respect to 4,141,308 ordinary shares..  NEA 14 is the sole member of GEO, NEA Partners 14 is the sole general partner of NEA 14, and NEA 14 GP is the sole general partner of NEA Partners 14.  Messrs. Barrett, Barris, Baskett, Florence, Kerins, Mott, Sandell, Sonsini and Viswanathan are the directors of NEA 14 GP. Each reporting person disclaims beneficial ownership of the ordinary shares reported other than those ordinary shares which such person owns of record. The address of each of GEO, NEA 14, NEA Partners 14, and NEA 14 GP is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office for each of Messrs. Barris, Florence, Kerins and Mott is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.  The address of the principal business officer for each of Messrs. Baskett, Sandell, Sonsini and Viswanathan is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025.

(3)

Based on the information disclosed in a Schedule 13G/A filed with the SEC on January 17, 2017 by HealthCap VI, L.P. (“HealthCap”) and HealthCap VI GP S.A. (“HealthCap GP”), in which each reporting person reported shared voting and dispositive power with respect to, 3,236,008 ordinary shares. HealthCap GC is the sole general partner of HealthCap. The address of HealthCap and HealthCap GP is 18, Avenue d’Ouchy, 1006 Lausanne, Switzerland.

(4)

Based on the information disclosed in a Schedule 13G filed with the SEC on January 9, 2017 by Vivo Capital VIII, LLC (“Vivo”), in which Vivo reported sole voting and dispositive power with respect to 3,000,000 ordinary shares. According to the Schedule 13G, the ordinary shares are held of record by Vivo Capital Fund VIII, L.P. (2,636,000 ordinary shares) and Vivo Capital Surplus Fund VIII, L.P. (364,000 ordinary shares). Vivo serves as the general partner for each of these entities. The address of Vivo is 505 Hamilton Street, Palo Alto, CA, 94301.

(5)

Based on the information disclosed in a Schedule 13G/A filed with the SEC on February 10, 2017 by Broadfin Capital, LLC (“Broadfin Capital”), Broadfin Healthcare Master Fund, Ltd., (“Broadfin Fund”) and Kevin Kotler, in which each reporting person reported shared voting and dispositive power with respect to, 3,494,581 ordinary shares (including 600,000 ordinary shares issuable upon the exercise of warrants).  The number reported in the table above for Broadfin Capital does not include the 600,000 ordinary shares issuable upon the exercise of the warrants, as these shares are not exercisable within 60 days of March 1, 2017.  Mr. Kotler is the managing member of Broadfin Capital and a director of Broadfin Fund. The address of Broadfin Capital and Mr. Kotler is Broadfin Capital, 300 Park Avenue, 25th floor, New York, N.Y. 10022.  The address of Broadfin Fund is 20 Genesis Close, Ansbacher House, Second Floor, PO Box 1344, Grand Cayman KY1-1108, Cayman Islands.

B.RELATED PARTY TRANSACTIONS

On December 22, 2016, we entered into a Share Purchase Agreement to sell $35 million of our shares in a private placement (14,000,000 shares at a subscription price of $2.50 per share). Certain of our existing 5% shareholders  that beneficially own more than 5% of our ordinary shares and/or their affiliates purchased ordinary shares in this transaction, including New Enterprise Associates, Broadfin, Eigil Stray Spetalen and HealthCap VI, LP, of which Dr. Steen, one of our directors, is a partner.

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

No significant change has occurred since the date of our annual financial statements, included in this Annual Report on Form 20-F per Item 8.B.

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

The following table sets forth the monthly high and low sale prices of our ordinary shares as quoted on The NASDAQ Global Select Market since our shares began trading on October 16, 2015:

	High	Low
October 16, 2015 through October 31 2015	$14.30	$6.90
November 2015	$8.80	$6.32
December 2015	$7.83	$5.00
March 2016	$6.33	$3.80
June 2016	$4.83	$3.30
September 2016	$6.24	$4.45
December 2016	$3.85	$2.05

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

See Part I, Item 4 “Information on the Company – Overview – Recent Developments” for a description of our Asset Purchase Agreement and Supply Agreement with Taro Pharmaceutical Industries Ltd.

See Part I, Item 4  “Information on the Company – Overview – Recent Developments” for a description of our Private Placement, Securities Purchase Agreement and Registration Rights Agreement.

See Part I, Item 4  “Information on the Company – Overview – Recent Developments” for a description of  our Loan Agreement with Oxford Finance LLC and Horizon Technology Finance Corporation.

On June 30, 2015, we acquired veldoreotide from Aspireo Pharmaceuticals Ltd., an Israeli company. Veldoreotide was formerly called COR-005 by us and DG3173 by Aspireo Pharmaceuticals. Under the terms of the acquisition agreement, we issued to Aspireo Pharmaceuticals 2,062,677 common shares, which had a value of $33.2 million on June 30, 2015. In connection with this acquisition, we made a payment to OCS in the amount of $3.0 million, which represents the repayment of amounts previously granted by OCS to Aspireo Pharmaceuticals, plus interest, that were used in support of research and development conducted by Aspireo Pharmaceuticals for the development of veldoreotide. The approval by OCS of the transfer of the assets relating to veldoreotide by Aspireo to the Company was subject to the repayment of the original grant plus interest.

See Part I, Item 4  “Information on the Company – Discontinued License” for a description of our Settlement Agreement with Antisense Therapeutics.

See Part I, Item 4  “Information on the Company – Discontinued License” for a description of our agreement with the Cornell Center for Technology Enterprise and Commercialization.

D.  Exchange Controls

None.

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

Irish Tax Considerations

Scope of Discussion

The following is a summary of the material Irish tax considerations applicable to certain investors who are the beneficial owners of our ordinary shares. This summary is based on existing Irish tax law and our understanding of the practices of the Irish Revenue Commissioners. Legislative, administrative or judicial changes may modify the tax consequences described in this summary, possibly with retroactive effect. Furthermore, we can provide no assurances that the tax consequences contained in this summary will not be challenged by the Irish Revenue Commissioners or will be sustained by an Irish court if they were to be challenged.

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

A shareholder who is an individual and who is temporarily not resident in Ireland may, under Irish anti‑avoidance legislation, still be liable to Irish tax on any chargeable gain realized on a disposal of our ordinary shares during the period in which the individual is a non‑resident.

Irish Dividend Withholding Tax

Our company does not anticipate paying dividends for the foreseeable future. However, if in the future we were to pay a dividend or make a distribution to our shareholders, that distribution may be subject to dividend withholding tax, or DWT, at the standard rate of Irish income tax (currently 20%) unless one of the exemptions described below applies.

For DWT and Irish income tax purposes, a dividend includes any distribution made to shareholders, including cash dividends, non‑cash dividends and any additional shares taken in lieu of a cash dividend. Where an exemption from DTW does not apply in respect of a distribution made to a particular shareholder, we are responsible for withholding DWT at source in respect of the distributions made and remitting the tax withheld to the Irish Revenue Commissioners.

General Exemptions

Certain shareholders, both individual and corporate, are entitled to an exemption from DWT. In particular, dividends paid to a non‑Irish resident shareholder will not be subject to DWT where the shareholder is beneficially entitled to the dividend and is:

•an individual shareholder resident for tax purposes in Ireland and that is resident for tax purposes in a “relevant territory” and the individual is neither resident nor ordinarily resident in Ireland;

•a corporate shareholder that is not resident for tax purposes in a “relevant territory,” but is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

•a corporate shareholder that is not resident for tax purposes in Ireland and that is ultimately controlled, directly or indirectly, by persons resident in a “relevant territory;”

•a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares, or those of its 75% direct or indirect parent, is substantially and regularly traded on a stock exchange in Ireland, on a recognized share exchange in a “relevant territory” or on such other share exchange as may be approved by the Irish Minister for Finance; or

•a corporate shareholder that is not resident for tax purposes in Ireland and is wholly‑owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, on a recognized share exchange in a “relevant territory” or on such other share exchange as may be approved by the Irish Minister for Finance;

and provided, in all cases noted above (but subject to “Shares Held by U.S. Resident Shareholders” below), Strongbridge Biopharma plc or, in respect of Strongbridge Biopharma plc shares held through DTC, any qualifying intermediary appointed by Strongbridge Biopharma plc, has received from the shareholder, where required, the relevant Irish DWT declaration forms prior to the payment of the dividend. In practice, in order to ensure sufficient time to process the receipt of relevant Irish DWT declaration forms, the Strongbridge Biopharma plc shareholder where required should furnish the relevant Irish DWT declaration forms to:

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

A list of “relevant territories” for the purposes of DWT, is set forth below and this list is subject to change:

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

We will rely on the information received directly or indirectly from brokers and their transfer agent in determining where shareholders reside and whether they have furnished the required U.S. tax information, as described below. Shareholders who are required to furnish Irish DWT declaration forms in order to receive their dividends without DWT should note that those declarations forms are only valid until 31 December of the fifth year after the year of issue/certification of the forms and new DWT declarations forms must be completed and filed before the expiration of that period to enable the shareholder continue to receive dividends without DWT.

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

Notwithstanding the foregoing, the General Exemptions from DWT referred to above do not apply to an individual shareholder that is resident or ordinarily resident in Ireland or to a corporate entity that is resident in Ireland or that is under the control, whether directly or indirectly, of a person or persons who is or who are resident in Ireland. However, other exemptions from DWT may still be available to such shareholder.

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

A shareholder that is not resident or ordinarily resident in Ireland for Irish tax purposes and who is not entitled to an exemption from DWT generally has no additional liability to Irish income tax or other similar charges on any dividends received from us. In these circumstances, the shareholder’s liability to Irish tax is effectively limited to the amount of SWT withheld by us. An exception to this position may apply where a shareholder holds our ordinary shares through a branch or an agency in Ireland through which a trade is carried on.

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

Irish Stamp Duty

The rate of Irish stamp duty, where applicable, on the transfer of shares in an Irish incorporated company is 1% of the price paid or the market value of the shares acquired, whichever is greater. Where a charge to Irish stamp duty applies it is generally a liability for the transferee. Irish stamp duty may, depending on the manner in which our ordinary shares are held, be payable in respect of the transfer of our ordinary shares.

Shares held through DTC

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

Shares Held Outside of DTC or Transferred Into or Out of DTC

A transfer of our ordinary shares where any of the parties to the transfer hold the shares outside of DTC may be subject to Irish stamp duty. A shareholder should be entitled to transfer our ordinary shares into, or out of, DTC without giving rise to Irish stamp duty provided (1) there is no change in beneficial ownership of the shares and (2) at the time of the transfer into, or out of, DTC, is not effected in contemplation of a subsequent sale of such shares by the beneficial owner to a third party.

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

Notwithstanding our entry into a composition agreement with the Irish Revenue Commissioners and the indemnities given pursuant to the DTC Eligibility Agreement, any stamp duty liability resulting from a transfer of our shares will be for the “accountable person” under Irish law (generally the transferee) and, to the extent we or a subsidiary of our company discharges such liability, on any transferee’s behalf, we will seek payment or reimbursement of such liability. For further details on this point, shareholders should read the discussion under “Transfer and Registration of Shares” above.

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

Passive Foreign Investment Company Rules

We believe we were classified as a passive foreign investment company “ PFIC”, in the past and we may be classified as a PFIC for our current taxable year and for the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs, or Lower‑tier PFICs. In general, a non‑U.S. corporation will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non‑U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

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

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: 900 Northbrook Drive, Suite 200, Trevose, PA 19053, Attention: Chief Legal Officer, phone number: (610) 254-9225. Additionally, our documents are available for free via our website at www.strongbridgebio.com

I.  Subsidiary information

As of March 1, 2017, the Company had the following subsidiaries:

Name	Nature of Business	Group Share %	Registered Office and Country of Incorporation
BioPancreate Inc.	Operating	100%	900 Northbrook Drive Suite 200 Trevose, Pennsylvania 19053 U.S.A.
Cortendo AB (publ)	Operating	100%	Box 47 433 21 Partille Gothenburg Sweden
Cortendo Cayman Ltd	Operating	100%	Maples Corporate Services PO Box 309 Ugland House Grand Cayman KY1-1104
Strongbridge U.S. Inc.	Operating	100%	Corporate Trust Center Lmt 1209 Orange Street Wilmington, Delaware 19801 U.S.A.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At December 31, 2016, we had cash and cash equivalents of $66.8 million, which consisted 100% of bank deposits in the United States. As part of our cash and investment management processes, we perform periodic evaluations of the credit standing of the financial institutions with which we deposit our cash or purchase cash equivalents, and we have not sustained any credit losses from instruments held at these financial institutions.

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

We received and used net proceeds of approximately $23.5 million from our initial public offering. We have disbursed $1.0 million of the IPO proceeds to fund our purchase of the U.S. marketing rights of Keveyis from Taro Pharmaceuticals. An additional $10.0 million has been used to fund general and administrative expenses.

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

As required by Rule 13a-15(b) under the Exchange Act, our management, under the supervision and with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2016. Based on such evaluation, our management concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2016.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Internal control over financial reporting refers to a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2016, based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and in connection with the preparation of our consolidated financial statements for the year ended December 31, 2016, our management concluded that there was a material weakness in the design and operating effectiveness of our internal control over the valuation of warrants issued in connection with our December 2016 private placement of ordinary shares. Accordingly, our management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2016.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting because the Jumpstart Our Business Startups Act provides an exemption from such requirement as we qualify as an emerging growth company.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.     [RESERVED]

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that two of the three members of our audit committee, Mr. Kollender and Dr. Steineger, qualify as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act and that each member is “independent” in accordance with The NASDAQ Global Select Market corporate governance requirements and Rule 10A-3 of the Exchange Act. For information relating to qualifications and experience of each audit committee member, see “Item 6. Directors, Senior Management and Employees.”

ITEM 16B.     CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our President and Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Annual Report on Form 20-F and as required by The NASDAQ Global Select Market Listing Rules, which refers to Section 406(c) of the Sarbanes-Oxley Act.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by Ernst & Young our independent registered public accounting firm as described below:

	2016	2015
Fee Category:	(in thousands)
Audit Fees(1)	$619	$1,309
Audit-Related Fees(2)	—	70
Tax Fees(3)	118	71
All Other Fees(4)	—	365
Total Fees	$737	$1,815

(1)

Audit fees consist of fees for the audit of our financial statements, the review of our interim financial statements and statutory audits. For 2015, it also included the audit of Aspireo in 2015 and services associated with our registration statement on Form F-1.

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

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

See item 16F of our Annual Report on Form 20-F for the year ended December 31, 2015.

ITEM 16G.     CORPORATE GOVERNANCE

We are a foreign private issuer. As a result, in accordance with NASDAQ Listing Rule 5615(a)(3), we may comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of NASDAQ.

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

ITEM 19.   EXHIBITS

EXHIBIT INDEX

3.1*	Constitution of Strongbridge Biopharma plc, incorporated by reference to Exhibit 3.1 to the Company’s Form F-1/A filed September 9, 2015
3.2*	Articles of Association of Strongbridge Biopharma plc, incorporated by reference to Exhibit 3.2 to the Company’s Form F-1/A filed September 9, 2015
10.1*	Sublease Agreement, dated March 30, 2015, by and between Insight Pharmaceuticals LLC and Cortendo AB, incorporated by reference to Exhibit 10.1 to the Company’s Form F-1/A filed August 28, 2015
10.2*

Securities Purchase Agreement, dated December 22, 2016 by and among Strongbridge Biopharma plc and the several purchasers signatory thereto, incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed December 23, 2016

10.3*

Asset Purchase Agreement, dated as of May 14, 2015, by and among Cortendo AB, and Aspireo Pharmaceuticals, Ltd. and TVM V Life Science Ventures GmbH & Co. KG, incorporated by reference to Exhibit 10.3 to the Company’s Form F-1/A filed August 28, 2015

10.4†*

Asset Purchase Agreement, dated December 12, 2016, between Taro Pharmaceutical North America, Inc. and Strongbridge plc, incorporated by reference to Exhibit 10.3 to the Company’s Form F-3 filed January 12, 2017

10.5†*

Supply Agreement, dated December 12, 2016, between Taro Pharmaceutical North America, Inc. and Strongbridge plc, incorporated by reference to Exhibit 10.4 to the Company’s Form F-3 filed January 12, 2017

10.6*

Amended and Restated Employment Agreement, effective August 23, 2014, by and between Cortendo AB and Matthew Pauls, incorporated by reference to Exhibit 10.6 to the Company’s Form 20-F filed March 24, 2016

10.7*

Amended and Restated Employment Agreement, effective March 23, 2015, by and between Cortendo AB and A. Brian Davis, incorporated by reference to Exhibit 10.7 to the Company’s Form 20-F filed March 23, 2015

10.8†*

Loan and Security Agreement, dated December 28, 2016, among Oxford Finance LLC, Horizon Technology Finance Corporation, the other Lenders listed therein, and Strongbridge Biopharma plc, Cortendo Cayman Ltd, Cortendo AB (publ) and Strongbridge U.S. Inc., incorporated by reference to Exhibit 10.5 to the Company’s Form F-3 filed January 12, 2017

10.9**	Amended and Restated Employment Agreement, effective August 5, 2015, by and between Cortendo AB and Fredrick Cohen, M.D.
10.10*

Share Purchase Agreement, dated as of January 12, 2015, by and among Cortendo AB, BioPancreate Inc., Cortendo Invest AB and the Investors listed therein, incorporated by reference to Exhibit 10.10 to the Company’s Form F-1/A filed August 28, 2015

10.11*

Investors’ Rights Agreement, dated as of February 10, 2015, by and among Cortendo AB and the Investors listed therein, incorporated by reference to Exhibit 10.11 to the Company’s Form F-1/A filed August 28, 2015

10.12*

Share Purchase Agreement, dated as of May 14, 2015, by and among Cortendo AB, BioPancreate Inc., Cortendo Invest AB and the Investors named therein, incorporated by reference to Exhibit 10.12 to the Company’s Form F-1/A filed August 28, 2015

10.13*	Form of Indemnification Agreement, incorporated by reference to Exhibit 10.13 to the Company’s Form F-1/A filed September 25, 2015
10.14*	Strongbridge Biopharma Plc 2015 Equity Compensation Plan, incorporated by reference to Exhibit 10.14 to the Company’s Form 20-F filed March 24, 2016
10.15*	Strongbridge Biopharma Plc Non-Employee Director Equity Compensation Plan, incorporated by reference to Exhibit 10.15 to the Company’s Form 20-F filed March 24, 2016

10.16*

Form of Stock Option Agreement under the Strongbridge Biopharma Plc Non-Employee Director Equity Compensation Plan, incorporated by reference to Exhibit 10.16 to the Company’s Form 20-F filed March 24, 2016

10.17*

Form of Nonqualified Stock Option Agreement under the Strongbridge Biopharma Plc 2015 Equity Compensation Plan, incorporated by reference to Exhibit 10.17 to the Company’s Form 20-F filed March 24, 2016

10.18*

Form of Restricted Stock Unit Award Agreement under the Strongbridge Biopharma Plc 2015 Equity Compensation Plan, incorporated by reference to Exhibit 10.18 to the Company’s Form 20-F filed March 24, 2016

10.19*

Form of Warrant Securities Agreement, by and among Strongbridge Biopharma plc and the several purchasers signatory thereto, incorporated by reference to Exhibit 10.3 to the Company’s Form 6-K filed December 23, 2016

10.20**

Form of Warrant Securities Agreement, by and among Oxford Finance LLC, Horizon Technology Finance Corporation, the other Lenders listed therein, and Strongbridge Biopharma plc, Cortendo Cayman Ltd, Cortendo AB (publ) and Strongbridge U.S. Inc.

10.21**	Strongbridge Biopharma plc 2017 Inducement Plan
12.1**	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**

Certification of Chief Executive Officer and Chief Financial Officer pursuant to Exchange Act Rules 13a-14(b) and 15d-14(b) and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

21.1**	Subsidiaries of the Company
23.1**	Consent of Ernst & Young LLP
23.2**	Consent of Ernst & Young AB
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definitions Linkbase Document

*     Previously filed.

**   Filed herewith.

†     Portions of the exhibit are omitted pursuant to a confidential treatment request with the U.S. Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STRONGBRIDGE BIOPHARMA PLC

By:	/s/ A. BRIAN DAVIS
Name:	A. Brian Davis
Title:	Chief Financial Officer

Date: April 4, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Strongbridge Biopharma plc

We have audited the accompanying consolidated statements of operations, shareholders’ equity and cash flows of Strongbridge Biopharma plc for the year ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations, shareholders’ equity and cash flows of Strongbridge Biopharma plc for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young AB

Gothenburg, Sweden

August 17, 2015 except for Note 1, as to which the date is September 9, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Strongbridge Biopharma plc

We have audited the accompanying consolidated balance sheets of Strongbridge Biopharma plc (the Company) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Strongbridge Biopharma plc at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 4, 2017

STRONGBRIDGE BIOPHARMA plc

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$66,837	$51,623
Prepaid expenses and other current assets	764	1,253
Total current assets	67,601	52,876
Property and equipment, net	25	35
Deferred tax asset	1,599	—
Intangible assets, net	60,900	36,551
Goodwill	7,256	7,256
Other assets	150	612
Total assets	$137,531	$97,330
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,089	$2,792
Accrued liabilities	14,868	2,685
Total current liabilities	15,957	5,477
Long-term debt	18,434	—
Warrant liability	11,090	—
Supply agreement liability, noncurrent	25,078	—
Deferred tax liabilities	—	926
Total liabilities	70,559	6,403
Commitments and contingencies (Note 8)
Stockholders’ equity:
Deferred shares, $1.098 par value, 40,000 shares authorized, issued and outstanding at December 31, 2016 and December 31, 2015	44	44
Ordinary shares, $0.01 par value, 600,000,000 shares authorized at December 31, 2016 and December 31, 2015; 35,335,026 and 21,205,382 shares issued and outstanding at December 31, 2016 and December 31, 2015	353	212
Additional paid-in capital	195,975	170,910
Accumulated deficit	(129,400)	(80,803)
Non-controlling interest	—	564
Total stockholders’ equity	66,972	90,927
Total liabilities and stockholders’ equity	$137,531	$97,330

The accompanying notes are an integral part of these consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Year Ended December 31,
	2016	2015	2014
Operating expenses:
Research and development	$20,023	$20,135	$5,844
General and administrative	14,875	22,719	4,588
Impairment of intangible assets	15,828	—	—
Total operating expenses	50,726	42,854	10,432
Operating loss	(50,726)	(42,854)	(10,432)
Other (expense) income, net:
Foreign exchange loss	(69)	(124)	(204)
Unrealized gain on fair value of warrants	638	—	—
Interest expense	(20)	—	—
Other (expense) income, net	(1,180)	(1,105)	486
Total other (expense) income, net	(631)	(1,229)	282
Loss before income taxes	(51,357)	(44,083)	(10,150)
Income tax benefit	2,638	450	480
Net loss	(48,719)	(43,633)	(9,670)
Net loss attributable to non-controlling interest	122	53	—
Net loss attributable to Strongbridge Biopharma	$(48,597)	$(43,580)	$(9,670)
Other comprehensive loss	—	—	—
Comprehensive loss	$(48,597)	$(43,580)	$(9,670)

Net loss attributable to ordinary shareholders:
Basic	$(48,597)	$(43,580)	$(9,670)
Diluted	$(49,236)	$(43,580)	$(9,670)
Net loss per share attributable to ordinary shareholders:
Basic	$(2.26)	$(2.62)	$(1.20)
Diluted	$(2.27)	$(2.62)	$(1.20)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders:
Basic	21,550,353	16,606,669	8,043,175
Diluted	21,655,564	16,606,669	8,043,175

The accompanying notes are an integral part of these consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statements of Shareholders’ Equity

(In thousands except share amounts)

	Strongbridge Biopharma plc Shareholders
					Additional		Non-	Total
	Ordinary Shares		Deferred Shares		Paid-In	Accumulated	Controlling	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Interest	Equity
Balance—January 1, 2014	7,939,608	$79	—	—	$45,273	$(27,553)	$24	$17,823
Net loss	—	—	—	—	—	(9,670)	—	(9,670)
Shares exchanged for BioPancreate non-controlling interest	5,272	—	—	—	19	—	(24)	(5)
Stock-based compensation	—	—	—	—	480	—	—	480
Issuance of shares	1,755,909	18	—	—	10,175	—	—	10,193
Balance—December 31, 2014	9,700,789	97	—	—	55,947	(37,223)	—	18,821
Net loss	—	—	—	—	—	(43,580)	(53)	(43,633)
Stock-based compensation	—	—	—	—	3,581	—	—	3,581
Reclass of stock-based liability award to equity	—	—	—	—	1,542	—	—	1,542
Issuance of shares	9,108,169	91	—	—	91,418	—	—	91,509
U.S. non-accredited shares repurchased	(24,955)	—	—	—	(412)	—	—	(412)
Issuance of shares in initial public offering, net	2,500,000	25	—	—	19,450	—	—	19,475
Non-controlling interest resulting from exchange offer	(78,621)	(1)	—	—	(616)	—	617	—
Beneficial shares issued	—	—	40,000	$44	—	—	—	44
Balance—December 31, 2015	21,205,382	$212	40,000	$44	$170,910	$(80,803)	$564	$90,927
Net loss	—	—	—	—	—	(48,597)	(122)	(48,719)
Stock-based compensation	—	—	—	—	4,606	—	—	4,606
Acquisition of non-controlling interest	—	—	—	—	(972)	—	(442)	(1,414)
Issuance of shares, net of offering costs	14,000,000	140	—	—	20,430	—	—	20,570
Exercise of stock options	129,644	1	—	—	119	—	—	120
Issuance of warrants related to the loan agreement	—	—	—	—	882	—	—	882
Balance—December 31, 2016	35,335,026	$353	40,000	$44	$195,975	$(129,400)	$—	$66,972

The accompanying notes are an integral part of these consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Consolidated Statements of Cash Flow

(In thousands)

	Year Ended
	December 31,
	2016	2015	2014
Cash flows from operating activities:
Net loss	$(48,719)	$(43,633)	$(9,670)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	10	11	9
Stock-based compensation	4,606	3,940	251
Deferred income tax benefit	(2,638)	(450)	(480)
Impairment of intangible assets	15,828	—
Impairment/loss on investment in Antisense Therapeutics	550	551	—
Change in fair value of warrant liability	(638)	—	—
Change in fair value of foreign currency forward contracts	—	438	(279)
Changes in operating assets and liabilities:
Accounts payable	(1,702)	1,737	236
Accrued liabilities and other liabilities	475	1,263	736
Other assets	(88)	(52)	2
Prepaid expenses and other current assets	602	(1,165)	(309)
Net cash used in operating activities	(31,714)	(37,360)	(9,504)
Cash flows from investing activities:
Payments for acquisitions	(3,392)	(3,168)	—
Investment in Antisense Therapeutics	—	(1,101)	—
Purchase of equipment	—	(25)	(24)
Net cash used in investing activities	(3,392)	(4,294)	(24)
Cash flows from financing activities:
Proceeds from initial public offering, net	—	19,475	—
Proceeds from issuance of ordinary shares and warrants, net	32,298	58,341	10,193
Proceeds from exercise of stock options	120	—	—
Proceeds from long-term debt	19,316	—	—
Acquisition of non-controlling interest	(1,414)	(412)	—
Net cash provided by financing activities	50,320	77,404	10,193
Effect of exchange rate changes on cash and cash equivalents	—	241	70
Net increase in cash and cash equivalents	15,214	35,991	735
Cash and cash equivalents—beginning of period	51,623	15,632	14,897
Cash and cash equivalents—end of period	$66,837	$51,623	$15,632
Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Income taxes other, net of refunds
Interest	$20	$—	$—
Supplemental non-cash investing and financing activities:
Ordinary shares issued for acquisition of COR-005	$—	$33,211	$—
Ordinary shares exchanged for BioPancreate	$—	$—	$43
Supply agreement liability for intangible asset	$29,285	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

STRONGBRIDGE BIOPHARMA plc

Notes to Consolidated Financial Statements

1. Organization

Strongbridge Biopharma plc is a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs. Our first commercial product is Keveyis® (dichlorphenamide), the first and only treatment approved by the U.S. Food and Drug Administration ("FDA") for hyperkalemic, hypokalemic, and related variants of primary periodic paralysis. Keveyis, for which we hold the U.S. marketing rights, has orphan drug exclusivity status in the United States through August 7, 2022. In addition to this neuromuscular disease product, we have two clinical-stage product candidates for rare endocrine diseases, Recorlev and veldoreotide. Recorlev (levoketoconazole, and formerly called COR-003) is a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing's syndrome. Veldoreotide (formerly called COR-005) is a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing's syndrome and neuroendocrine tumors. Both Recorlev and veldoreotide have received orphan designation from the FDA and the European Medicines Agency ("EMA").

Given the well-identified and concentrated prescriber base addressing our target markets, we intend to use a small, focused sales force to effectively market our products, if approved, in the United States, the European Union and other key global markets. We believe that our ability to execute on this strategy is enhanced by the significant commercial and clinical development experience of key members of our management team. We will continue to identify and evaluate the acquisition of products and product candidates that would be complementary to our existing rare neuromuscular and endocrine franchises or that would form the basis for new rare disease franchises. We believe this approach will enable us to maximize our commercial potential by further leveraging our existing resources and expertise.

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

On September 8, 2015, Strongbridge Biopharma plc effected a 1‑for‑11 reverse stock split of its ordinary shares. Accordingly, the consolidated financial statements and notes retroactively reflect the capital structure of Strongbridge Biopharma plc after giving effect to the exchange offer and the reverse stock split. With affect from September 8, 2015, the 0.418% of Cortendo AB not owned by Strongbridge Biopharma plc, is accounted for as a non‑controlling interest. In September 2016, we acquired the non-controlling interest in Cortendo AB, after which

Cortendo AB became a wholly-owned subsidiary of Strongbridge Biopharma plc. Total consideration paid per share was $13.66 resulting in an aggregate payment of $1.4 million.

Liquidity

We believe that our cash resources of $66.8 million at December 31, 2016 will be sufficient to allow us to fund planned operations into 2019, which is after the expected receipt of data from the Recorlev SONICS and LOGICS Phase 3 clinical trials.  We expect our funding requirements for operating activities to increase in 2017 and possibly beyond due to expenses associated with the commercialization of Keveyis, the execution of the Phase 3 SONICS and LOGICS clinical trials for Recorlev, and selling, general and administrative expenses.  We also expect our cash needs to increase to fund potential in‑licenses, acquisitions or similar transactions as we pursue our strategy.  These expenses may be offset only in part by sales of Keveyis.  In addition, beginning in June 2018, we will be required to make monthly principal payments to repay amounts borrowed under our credit facility.

We may never achieve profitability, and unless and until we do, we will continue to need to raise additional capital.  We plan to continue to fund our operations and capital funding needs through equity or debt financing along with revenues from Keveyis. There can be no assurances, however, that additional funding will be available on terms acceptable to us.

Our loan and security agreement, under which outstanding borrowings were $20.0 million at December 31, 2016, contains financial and non-financial covenants including minimum amounts of net revenue in 2017 and beyond. Failure to comply with the covenants could result in the lenders declaring the loan immediately due and payable. Our liquidity requirements are predicated on maintaining compliance with the debt covenants and repaying outstanding borrowings in accordance with the 48 month loan term (see Note 6).

2. Summary of significant accounting policies and basis of presentation

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements include the accounts of our wholly owned subsidiaries, BioPancreate Inc. (Trevose, Pennsylvania, United States), Cortendo AB (Gothenburg, Sweden) and Cortendo Cayman (Georgetown, Cayman Islands). All intercompany balances and transactions have been eliminated in consolidation. These audited consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (U.S. GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Update (ASU) of the Financial Accounting Standards Board (FASB).

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

In December 2016, we issued warrants in connection with our private placement of ordinary shares. Pursuant to the terms of the warrant agreement, the Company could be required to settle the warrants in cash in the event of an acquisition of the Company and, as a result, the warrants are required to be measured at fair value and reported as a liability in the consolidated balance sheet.  We recorded the fair value of the warrants upon issuance using the Black-Scholes Model and are required to revalue the warrants at each reporting date with any changes in fair value recorded on our statement of operations.. We consider both the initial valuation as well as our year-end valuation under Level 3 of the fair value hierarchy. The change in the fair value of the level 3 warrant liabilities is reflected in the statement of operations and comprehensive loss for the year ended December 31, 2016.

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

These forward contracts were recorded at fair value on the accompanying consolidated balance sheets as prepaid expenses and other current assets. These forward contracts were measured using observable quoted prices for similar instruments. The gain and loss recognized in other income, net, for these forward contracts was a loss of $0.4 million and a gain of $0.3 million for the years ended December 31, 2015 and 2014, respectively. These amounts represent the net gain or loss on the forward contracts and do not include changes in the related exposures, which generally offset a portion of the gain or loss on the forward contracts.  We considered our foreign currency forward contracts under Level 2 of the fair value hierarchy.

On May 13, 2015, as part of our agreement to acquire an exclusive license agreement from Antisense Therapeutics Limited (Antisense), we purchased 15,025,075 shares of Antisense common stock that had a fair value of $0.095 per share, which was the quoted market price of the Antisense common stock on the Australian Securities Exchange (ASX).  Because we were contractually prohibited from selling the shares for 24 months from the date of purchase, we estimated a discount for the lack of marketability of $0.022 per share using an option pricing model that estimated the value of a protective put option using inputs that included quoted market prices and observable inputs other than quoted market prices.  We initially recorded the net fair value amount of $1.1 million as a non-current other asset in our consolidated balance sheet.  As of December 31, 2015, the non-current other asset was valued using the ASX closing market price of $0.051 per share and an updated discount for the lack of marketability of $0.014 per share using an option pricing model, resulting in an impairment charge recorded as a valuation allowance against the non-current other asset of $550,000.  We considered both the initial valuation as well as our year-end valuation under Level 2 of the fair value hierarchy. In April 2016, we executed an agreement (the "Settlement Agreement") with Antisense to terminate the exclusive license agreement. Pursuant to the terms of the Settlement Agreement, we made a one-time payment of approximately $770,000 to Antisense and returned to Antisense, for no consideration, the shares of Antisense owned by us. Therefore no remeasurement was needed as of December 31, 2016.

Property and equipment, net

Property and equipment, net, consists of office equipment such as furniture, fixtures and computers. Depreciation expense for the years ended December 31, 2016 and 2015 was not significant. The following useful lives were used for the various classifications of property and equipment, net:

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

Intangible Assets

Certain intangible assets were acquired as part of an asset purchase, and have been capitalized at their acquisition date fair value. Acquired definite life intangible assets are amortized using the straight line method over their respective estimated useful lives. The Company evaluates the potential impairment of intangible assets if events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate.

Purchased identifiable intangible assets with indefinite lives, such as our in‑process research and development, are evaluated for impairment annually in accordance with our policy and whenever events or changes in circumstances indicate that it is more likely than not that the fair value of these assets may not be recovered.

To test these assets for impairment, we compare the fair value of the asset to its carrying value. The method we use to estimate the fair value measurements of indefinite‑lived intangible assets is based on the income approach. For the impairment analysis for the year ended December 31, 2016, significant unobservable inputs used in the income approach valuation method including a discount rates, royalty rates and probabilities of product candidate advancement from one clinical trial phase to the next.  The determination of fair value of indefinite lived assets is considered Level 3 for fair value measurement.

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

To estimate the fair value of the business, primarily a market‑based approach is applied, utilizing our public market value. We did not record a charge for impairment for the years ended December 31, 2016, 2015 and 2014.

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

We estimate the fair value of our awards with service conditions using the Black‑Scholes option pricing model, which requires the input of subjective assumptions, including (i) the expected stock price volatility, (ii) the expected term of the award, (iii) the risk‑free interest rate and (iv) expected dividends. Due to the lack of historical and implied volatility data of our common stock, we based our estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. We selected companies with comparable characteristics to us, including enterprise value, risk profiles and position within the industry, and with historical share price information sufficient to meet the expected term of the stock‑based awards. We compute historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock‑based awards.

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

We have estimated the expected term of employee service‑based stock options using the “simplified” method, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option, due to our lack of sufficient historical data. We have estimated the expected term of employee awards with market conditions using a Monte‑Carlo simulation model. This approach involves generating random stock‑price paths through a lattice‑type structure. Each path results in a certain financial outcome, such as accelerated vesting or specific option payout. We have estimated the expected term of nonemployee service‑ and performance‑based awards based on the remaining contractual term of such awards.

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

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2016, 2015 and 2014, we had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in our statements of operations.

Net loss per share

Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted‑average number of shares of common stock outstanding for the period, including any dilutive effect from outstanding stock options or other equity-based awards. Shares used in the diluted net loss per share calculations exclude anti‑dilutive common equivalent shares, which currently consist of outstanding stock options and warrants. Due to the Company operating at a net loss these anti‑dilutive shares of common stock totaled 3,249,784 shares, 2,591,520 shares and 925,077 shares for the years ended December 31, 2016, 2015 and 2014, respectively. While these common equivalent shares are currently anti‑dilutive, they could be dilutive in the future.

Recently adopted accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The new guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The FASB has subsequently issued ASU No. 2016-10,  Revenue from Contracts with Customer  (Topic 606): Identifying Performance Obligations and Licensing, to address issues arising from implementation of the new revenue recognition standard. ASU 2014-09 and ASU 2016-10 are effective for interim and annual periods beginning January 1, 2018, and may be adopted earlier. The revenue standards are required to be adopted by taking either a full retrospective or a modified retrospective approach. The Company currently is evaluating the effect that this guidance may have on its consolidated financial statements as it relates to our launch of Keveyis.

In September 2014, the FASB issued ASU No. 2014‑15, Presentation of Financial Statements—Going Concern: Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The new guidance addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The Company adopted ASU 2014‑15 and it did not have an impact on our financial position or results of operations.

In September 2015, the FASB issued ASU 2015-16, Business Combinations—Simplifying the Accounting Measurement-Period Adjustments that eliminates the requirement to restate prior period financial statements for measurement period adjustments for business combinations. The new guidance requires that the cumulative impact of a measurement period adjustment (including the impact on prior periods) be recognized in the reporting period in which the adjustment is identified. The guidance is effective for fiscal years beginning on or after December 15, 2015, and interim periods within those years and should be applied prospectively to measurement period adjustments that occur after the effective date. The Company will prospectively apply the guidance to applicable transactions.

In November 2015, the FASB issued ASU 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes that amends the balance sheet classification of deferred taxes. The new guidance requires that deferred tax liabilities and assets be classified as noncurrent on the balance sheet. Previous guidance required deferred tax liabilities and assets to be separated into current and noncurrent amounts on the balance sheet. The guidance is effective for fiscal years beginning on or after December 15, 2016, and interim periods within those years. The Company is currently evaluating the impact that the new guidance will have on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities,  that modifies certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The accounting standard update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted.  The Company are currently assessing the impact that adopting this new accounting guidance will have on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payments Accounting, which effects all entities that issue share-based payment awards to their employees. The amendments in this ASU cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This ASU is effective for annual and interim periods beginning after December 15, 2016. This guidance can be applied either prospectively, retrospectively or using a modified retrospective transition method. Early adoption is permitted. The Company does not expect that this new guidance will have a material impact on the Company’s Consolidated Financial Statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which simplifies certain elements of cash flow classification. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The ASU is effective for annual periods beginning after December 15, 2017. The Company is currently evaluating the impact the adoption of the ASU will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations -  Clarifying the Definition of a Business, which clarified the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. The guidance is effective for interim and annual periods beginning after December 31, 2017, and early adoption is permitted. The Company elected to early adopt this guidance in the current period and has applied it to its evaluation of our asset purchase from Taro Pharmaceutical Industries Ltd. (see note 4).

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other:  Simplifying the Accounting for Goodwill Impairment. ASU 2017-04 removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This standard, which will be effective for the Company beginning in the first quarter of fiscal year 2021, is required to be applied prospectively. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact this standard will have on its financial statements.

3. Fair value measurement

The following table sets forth the fair value measurements by level within the fair value hierarchy, that are measured on a recurring basis. The noncurrent asset comprising of our investment in  Antisense common stock, up until the time our investment was returned to Antisense was classified as Level II as we discounted the active market quoted price of the security to reflect our contractual restriction on selling the investment. Level 3 instruments consist of the common stock warrant liability. The fair values of the outstanding warrants were measured using the Black-Scholes option-pricing model. Inputs used to determine estimated fair value of the warrant liabilities include the estimated fair value of the underlying stock at the valuation date, the estimated term of the warrants, risk-free interest rates, expected dividends and the expected volatility of the underlying stock. The significant unobservable inputs used in the fair value measurement of the warrant liabilities  were the volatility rate and the estimated term of the warrants. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement.

Because of their short term nature, the amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis for the periods presented (in thousands):

	As of December 31, 2016
	Level I	Level II	Level III	Total
Warrant Liabilities	—	—	11,090	11,090
Total liabilities	$—	$—	$11,090	$11,090

	As of December 31, 2015
	Level I	Level II	Level III	Total
Assets
Cash equivalents	$45,296	$—	$—	$45,296
Noncurrent asset	—	550	—	550
Total assets	$45,296	$550	$—	$45,846

4. Intangible assets and goodwill

The gross carrying amount of in‑process research and development, acquired developed product rights and goodwill is as follows (in thousands):

	As of December 31, 2016
	Beginning of Period	Additions	Impairment	End of Period
IPR&D	$36,551	$—	$(15,828)	$20,723
Acquired product rights	—	40,177	—	40,177
Goodwill	7,256	—	—	7,256
Total	$43,807	$40,177	$(15,828)	$68,156

	As of December 31, 2015
	Beginning of Period	Additions	Impairment	End of Period
IPR&D	$5,228	$31,323	$—	$36,551
Acquired product rights	—	—	—	—
Goodwill	2,200	5,056	—	7,256
Total	$7,428	$36,379	$—	$43,807

Goodwill and in‑process research and development as of December 31, 2016 and 2015 resulted from our acquisition of BioPancreate and our 2015 acquisition of veldoreotide (formerly called COR-005) from Aspireo Pharmaceuticals, Ltd. (see Note 8).  In‑process research and development is initially measured at its fair value and is not amortized until commercialization. Once commercialization occurs, in‑process research and development will be amortized over its estimated useful life.  We recorded $5.2 million of impairment relating to our BioPancreate IPR&D (See note 8) and $10.6 million impairment for our veldoreotide IPR&D during the year ended December 31, 2016. The significant inputs to the fair value measurement were future revenues expected to be generated, estimated costs to manufacture and appropriate risk adjusted discount rate. The impairment of veldoreotide is due to increased costs estimated and longer time lines related to the development process; resulting in a decrease in the valuation of our intangible asset.

Our finite lived intangible asset consist of acquired developed product rights obtained from the asset acquisition of Keveyis® (dichlorphenamide) from a subsidiary of Taro Pharmaceutical Industries Ltd. (“Taro”).  Keveyis is approved in the U.S. to treat hyperkalemic, hypokalemic and related variants of primary periodic paralysis, a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis.  Keveyis has received orphan drug exclusivity status in the U.S through August 7, 2022. In connection with the Asset Purchase and Supply Agreement we entered into with Taro Pharmaceutical Industries Ltd, we have paid Taro an upfront payment in two installments of $1 million in December 2016 and $7.5 million in March 2017.  We have concluded that the supply price payable by us exceeds fair value and, therefore, have used a discounted cash flow method with a probability assumption to value the payments in excess of fair value at $29.3 million, for which we have recorded an intangible asset and corresponding liability. This liability will be amortized as we purchase inventory over the term of the agreement.  In addition, we incurred transaction costs of $2.4 million resulting in the recording of an Intangible Asset of $40.2 million. This asset will be amortized  as units are sold over an estimated 8 year period.

5. Accrued liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,	December 31,
	2016	2015
Consulting and professional fees	$1,110	$1,288
Accrued payable due Taro Pharmaceuticals Industries Ltd.	7,500	—
Supply agreement - current portion	4,207	—
Employee compensation	1,554	1,172
Other	497	225
Total accrued liabilities	$14,868	$2,685

6. Long Term Debt

On December 28, 2016, the Company entered into a loan and security agreement (the “Loan Agreement”) with Oxford Finance LLC (“Oxford”) and Horizon Technology Finance Corporation (“Horizon”). The Loan Agreement provided for a $40 million credit facility, of which $20 million was borrowed initially. Under the Loan Agreement, the Company has access to two additional tranches of $10 million each, which would be available to the Company subject to the achievement of certain specified milestones.

The borrowings pursuant to the Loan Agreement mature after 48 months. The Loan Agreement provides for interest-only payments initially for the first 18 months of the loan followed by an amortization period of 30 months, a final payment fee equal to 8% of the amount borrowed, and interest payable at an annual rate equal to the sum of 8.22% plus the greater of 0.53% or the 30-day US LIBOR rate. The credit facility provides that if the Company satisfies certain milestones and borrows the final $10 million tranche, the interest-only period would be extended by an additional six months and the amortization period would be 24 months. The Company has granted a security interest in substantially all of its existing assets and assets acquired by the Company in the future, including intellectual property. The Loan Agreement contains facility and prepayment fees, and customary affirmative and negative covenants, including a financial covenant regarding minimum amounts of net revenue and events of default and restricts the payment of cash dividends.  The Loan Agreement contains a material adverse change clause whereby a material adverse change in the Company’s business, operations or financial condition would be considered an event of default whereby the lenders could declare all amounts under the Loan Agreement as immediately due and payable. We incurred $1.3 million in debt discounts and $0.3 million of debt issuance costs relating to this Loan Agreement which have been recorded as a reduction to the long-term debt. These amounts will be amortized over the outstanding period of the debt to interest expense using the effective interest rate method.

In connection with the execution of the Loan Agreement, we issued warrants to the Lenders to purchase an aggregate of 428,571 ordinary shares at an exercise price equal to $2.45 per share. The warrants are immediately exercisable and expire after ten years. We accounted for these warrants as equity, and the fair value was recorded into APIC.

Future principal payments due under the Loan Agreement are as follows (in thousands):

Principal
Payments

2017	$—
2018	4,667
2019	8,000
2020	7,333
Total future payments	$20,000

7. Warrants

Common stock warrants are accounted for in accordance with applicable accounting guidance provided in ASC Topic 815, Derivatives and Hedging — Contracts in Entity’s Own Equity (ASC Topic 815), as either derivative liabilities or as equity instruments depending on the specific terms of the warrant agreement.

 Warrants outstanding and warrant activity for the year ended December 31, 2016 is as follows:

		Exercise	Expiration	Warrants	Warrants	December 31,
	Classification	Price	Date	Issued	Exercised	2016
Warrants in connection with private equity placement	Liability	$2.50	6/28/2022	7,000,000	—	7,000,000
Warrants in connection with loan agreement	Equity	$2.45	12/28/2026	428,571	—	428,571
				7,428,571		7,428,571

8. Commitments and contingencies

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

As of December 31, 2016, future minimum commitments under facility operating leases were as follows (in thousands):

Operating
leases

2017	$311
2018	319
2019	184
Total minimum lease payments	$814

Rent expense recognized under our operating lease, including additional rent charges for utilities, parking, maintenance and real estate taxes, was $275,000, $254,000 and $83,000 for the years ended December 31, 2016, 2015 and 2014, respectively.

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

In October 2016, our wholly owned subsidiary, BioPancreate Inc., provided a notice to Cornell University, through its Cornell Center for Technology Enterprise and Commercialization ("CCTEC"), in accordance with the terms of its agreement with CCTEC entered into in March 2011, of the termination of the agreement. The notice was provided in accordance with our decision to terminate our development program for BP-2002, a gene-modified probiotic in pre-clinical development for the potential treatment of type 1 and 2 diabetes that was the subject of the agreement. We recorded an impairment charge of $5.2 million during the year ended December 31, 2016, which represented the value of the intangible asset we had previously capitalized related to the license agreement.

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

In April 2016, we executed an agreement (the "Settlement Agreement") with Antisense Therapeutics ("Antisense") to terminate the exclusive license agreement (the "Antisense License Agreement") that we and Antisense entered into in May 2015. Pursuant to the terms of the Settlement Agreement, we have made a one-time payment of approximately $770,000 to Antisense and returned to Antisense, for no consideration, the shares of Antisense owned by us. We also agreed to transfer to Antisense all data, reports, records and materials resulting from our development activities and all ATL1103 drug compound in our possession. The settlement agreement provides for the release by each party of all obligations and liabilities under the Antisense License Agreement. In connection with the settlement and return of shares, we recorded $1.1 million of expense within other (expense)/income.

(c) Commitments to Taro Pharmaceuticals Industries Ltd.

In December 2016, we acquired the U.S. marketing rights to Keveyis® (dichlorphenamide) from a subsidiary of Taro Pharmaceutical Industries Ltd. (“Taro”).  Keveyis is approved in the U.S. to treat hyperkalemic, hypokalemic and related variants of primary periodic paralysis, a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis.  Keveyis has received orphan drug exclusivity status in the U.S through August 7, 2022.  Under the terms of an asset purchase agreement, we paid Taro an upfront payment in two installments of $1 million in December 2016 and $7.5 million in March 2017, and will pay an aggregate of $7.5 million in potential milestones upon the achievement of certain product sales targets.  Taro has agreed to continue to manufacture Keveyis for us under an exclusive supply agreement through the orphan exclusivity period.  We are obligated to purchase certain annual minimum amounts of product totaling approximately $29 million over a six-year period.  The supply agreement may extend beyond the orphan exclusivity period unless terminated by either party pursuant to the terms of the agreement. If terminated by Taro at the conclusion of the orphan exclusivity period, we have the right to manufacture the product on our own or have the product manufactured by a third party on our behalf.

9. Business combinations

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

Aspireo Pharmaceuticals Ltd. Acquisition

On June 30, 2015, we acquired veldoreotide from Aspireo Pharmaceuticals Ltd., an Israeli company. Veldoreotide was formerly called COR-005 by us and DG3173 by Aspireo Pharmaceuticals.  We also acquired from Aspireo the rights and obligations to the on‑going research and development contracts, which combined with veldoreotide represented “substantially all” of the Aspireo business.  Under the terms of the acquisition agreement, we issued to Aspireo 2,062,677 common shares, which had a value of $33.2 million on June 30, 2015. In connection with this acquisition, we also made a payment to the Office of the Chief Scientist of the Israeli Ministry of Economy, or OCS, in the amount of $3.0 million, which represents the repayment of amounts granted by the OCS to Aspireo, plus interest, that were used in support of research and development conducted by Aspireo for the development of DG3173.

The acquisition was accounted for using the acquisition method of accounting for business combinations. The total consideration transferred was allocated to the assets acquired and liabilities assumed based on their respective fair values. The fair value of $16.10 per ordinary share of the 2,062,677 ordinary shares issued was determined based on the closing market price on the NOTC of our ordinary shares on the acquisition date. To determine the fair value of the acquired in‑process research and development intangible asset, we applied the income approach using the multi‑period excess earnings method. The following table summarizes the fair values of the assets acquired and liabilities assumed (in thousands):

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

10. Income taxes

For the years ended December 31, 2016, 2015 and 2014, the components of loss before income taxes were as follows (in thousands):

	Year Ended
	December 31,
	2016	2015	2014
Sweden	$(16,433)	$(33,960)	$(9,165)
Ireland	(11,653)	(191)	—
Cayman Islands	(19,550)	(8,722)	—
U.S.	(3,721)	(1,210)	(985)
Total	$(51,357)	$(44,083)	$(10,150)

The components of income tax expense (benefit) for the years ended December 31, 2016, 2015 and 2014 were as follows (in thousands):

	Year Ended
	December 31,
	2016	2015	2014
Current tax expense (benefit):
Sweden	$—	$—	$—
Ireland	22	—	—
U.S.
Federal	151	—	—
State	73	—	—
Total	$246	$—	$—
Deferred tax expense (benefit):
Sweden	$—	$212	$(648)
Ireland	—	(24)	—
U.S.
Federal	(5,793)	(17,543)	(2,433)
State	(678)	(1,233)	(720)
Change in valuation allowance	3,587	18,138	3,321
Total	$(2,638)	$(450)	$(480)

With the exception of Strongbridge U.S. Inc., we have incurred net operating losses since inception. For the Ireland and Swedish operations, we have not reflected any benefit of net operating loss carryforwards (NOLs)  in the accompanying financial statements. For Strongbridge U.S. Inc., as a result of the intercompany service agreements, it is more likely than not this entity will have taxable income and recognize all deferred tax assets. Due to the recording of a full impairment of the BioPancreate intellectual property in the current year at BioPancreate, we have established a full valuation allowance against all prior deferred tax assets.

Deferred taxes are recognized for temporary differences between the bases of assets and liabilities for financial statement and income tax purposes. The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows (in thousands):

	Year Ended
	December 31,
	2016	2015
Deferred tax assets:
Net operating loss carryforwards	$24,433	$22,039
Stock based compensation	1,870	—
Other deferred activity	96	—
Tax credits	9,135	9,135
Capitalized research and development costs	161	161
Total deferred tax assets	35,695	31,335
Valuation allowance	(33,738)	(30,150)
Deferred tax assets recognized	1,957	1,185
Deferred tax liabilities:
Warrants	(358)	—
Acquired intangible assets	—	(2,111)
Total deferred tax liabilities	(358)	(2,111)
Net deferred tax assets (liabilities)	$1,599	$(926)

We have evaluated the positive and negative evidence bearing upon the realizability of our deferred tax assets. Based on our history of operating losses in Ireland and Sweden, we have concluded that it is more likely than not that the benefit of our deferred tax assets will not be realized. Currently, as a result of intercompany service agreements that provide a source of taxable income going forward, Strongbridge U.S. Inc. is more likely than not to realize its deferred tax assets. Separately, as a result of recording a full impairment of the BioPancreate intellectual property, we have recorded a full valuation allowance against the prior federal attributes and all existing state attributes related to BioPancreate. The valuation allowance increased by approximately $3.6 million and $18.1 million during the year ended December 31, 2016 and 2015, respectively, due primarily to net operating losses.

The Company’s effective income tax rate differs from the ultimate parent company, Strongbridge Biopharma plc, Irish domestic statutory rate of 12.5% for the year ended December 31, 2016 and 2015. In December 31, 2014, the effective income tax rate differs from the previous ultimate parent company, Cortendo AB’s, Swedish domestic tax rate of 22% as follows:

	Year Ended
	December 31,
	2016	2015	2014
Ireland statutory income tax rate	12.50%	12.50%	—
Swedish statutory income tax rate	—	—	22.00%
Foreign tax differential between Sweden, U.S., Cayman Island and Ireland	2.28	15.70	(4.60)
Federal tax credits	—	12.10	20.90
Change in valuation allowance	(6.69)	(41.20)	(32.70)
State income taxes	0.92	—	—
Permanent differences	1.59	—	—
Fx remeasurement of Swedish DTS	(5.42)	(5.41)	—
Other	(0.04)	7.31	(0.90)
Effective income tax rate	5.14%	1.00%	4.70%

At December 31, 2016, we had approximately $70.4 million of Swedish NOLs and approximately $12.5 million of Ireland NOLs, which have an indefinite life, and approximately $37.1 million of U.S. federal and $37.2 million of state NOLs, which begin to expire in 2031.  Through December 31, 2015 we operated through a permanent establishment in both Sweden and the United States. Relief is granted by way of crediting the U.S. tax against the Swedish tax. This tax credit can never exceed the Swedish tax on the income. Since the tax rate is higher in the United States than in Sweden, the Swedish taxable carryforward losses of $70.4 million can only generate a tax benefit if income is derived from sources other than the permanent establishment in the United States. Beginning January 1, 2016, the US operations that were not part of BioPancreate Inc occurred in a newly formed US corporation. There were no operating losses generated during 2016 in the U.S. except for a minor state NOL at BioPancreate.

At December 31, 2016, we had $8.9 million of U.S. federal orphan drug tax credit carryforwards, which begin to expire in 2032, and $167,000 of U.S. federal research and development tax credit carryforwards, which begin to expire in 2031. The orphan drug credit carryforward is attributable to the permanent establishment of the Swedish entity within the U.S.

Utilization of the NOLs may be subject to limitations under Swedish tax regulations or U.S. Internal Revenue Code Section 382 if there is a greater than 50% ownership change as determined under applicable regulations.

11. Ordinary shares

Voting rights and privileges

As of December 31, 2016, and December 31, 2015, there are 600,000,000 authorized shares and 35,335,026 and 21,205,382 outstanding shares, respectively.

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

Equity financings

On December 22, 2016, we raised $32.7 million, net of transaction costs, in a private placement of ordinary shares and warrants. We issued and sold 14,000,000 ordinary shares of common stock at a purchase price of $2.50 per ordinary share as well as warrants to purchase 7,000,000 shares. The warrants are exercisable at a price of $2.50 per share beginning on June 28, 2017 and expire in five years from June 28, 2017. In the event of a sale of the Company, the terms of the warrants require us to use our best efforts to ensure the holders of such warrants will have a continuing right to purchase shares of the acquirer and, if our efforts are unsuccessful, to make a payment to such warrant holders based on a Black-Scholes valuation (using variables as specified in the warrant agreements). Therefore we are required to account for these warrants as liabilities and record at fair value at each reporting period. Fair value for these warrants was initially determined upon issuance using the Black-Scholes Model and were revalued at fair value as of December 31, 2016. The resulting decrease in fair value resulted in an unrealized gain of $0.6 million. As of December 31, 2016, the fair value of these warrants of $11.1 million was recorded as a long-term liability on our consolidated balance sheet.

On October 22, 2015, we closed on our initial U.S. public offering of 2,500,000 ordinary shares at a price to the public of $10.00 per ordinary share for aggregate gross proceeds of $25 million, before deducting the underwriting commission and estimated offering expenses of $5.5 million.  In June 2015, we raised $32.6 million, net of transaction costs, in a private placement of 2,284,414 shares of our common stock. The subscription price was $14.54 per share.  In February 2015, we raised $25.8 million, net of transaction costs, in a private placement of 4,761,078 shares of our common stock.  The subscription price was $5.54 per share.

Shares reserved for issuance

There were 1,951,022 and 2,591,520 shares of common stock reserved for future issuance upon exercise of stock options as of December 31, 2016 and 2015, respectively. As of December 31, 2016, we have 7,428,571 shares reserved for outstanding warrants.

12. Stock‑based compensation

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

For the awards denominated in SEK which were classified as liability awards, we accounted for the conversion as a modification whereby we determined the value of the original options based on current assumptions, without regard to the assumptions made on the grant date. We then compared the fair value of the modified award to the fair value of the original options immediately before the terms were modified, measured based on the share price and other pertinent factors on the date of the modification.  The incremental value was recorded as expense in the statement of operations.  The liability awards were fully vested as of October 22, 2015 and therefore the resulting liability after modification of $1.5 million, was reclassified from liability to additional paid-in capital on October 22, 2015. As these stock options are now equity-classified and fully vested, we will not remeasure these stock options in the future.

A summary of the outstanding stock options activity for the year ended December 31, 2016 is as follows:

	Options Outstanding
			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual
	Number of	Exercise	Term	Aggregate
	Shares	Price	(Years)	Intrinsic Value
				(in thousands)
Outstanding—January 1, 2016	2,591,520	$13.59	5.97	$1,844
Granted	1,169,600	$4.28
Forfeited and cancelled	(329,518)	$12.85
Expired	—	—
Exercised	181,818	$1.32
Outstanding—December 31, 2016	3,249,784	$11.00	6.89	$—
Vested and exercisable—December 31, 2016	1,158,660	$11.37	4.91	$—
Vested and expected to vest—December 31, 2016	2,860,743	$10.73	6.52	$—

Included in the stock options outstanding at December 31, 2016, are unvested stock options to purchase 88,909 shares at a weighted average exercise $18.80 per share for which the vesting of certain tranches will accelerate if the fair value per share of our stock reaches $16.11, $31.46 or $37.62 for the respective grantee.  In addition, the options outstanding include 97,652 shares that vest upon a market appreciation event so long as it occurs prior to May 26, 2019 of which all were unvested as of December 31, 2016 and 97,652 shares that will vest upon the one year anniversary of the market appreciation event of which all were unvested as of December 31, 2016.  The market appreciation event is defined as the last trading day in the period in which the closing stock price on each of 20 consecutive trading days reported on NASDAQ has been at least $30.14 or $33.66 for the respective grantee.

The aggregate intrinsic values of options outstanding, vested and exercisable, and vested and expected to vest were calculated as the difference between the exercise price of the options and the estimated fair value of our common stock as of December 31, 2016, since the estimated fair value is less than the exercise price for all stock options, there is not any intrinsic value.

Stock‑based compensation expense

We recognized stock‑based compensation expense for employees and non‑employees in the accompanying consolidated statements of operations as follows (in thousands):

	Year Ended
	December 31,
	2016	2015	2014
Research and development	$601	$793	$268
General and administrative	4,005	3,147	(17)
Total stock-based compensation	$4,606	3,940	$251

Included in these amounts was stock compensation expense (credit) attributed to liability‑classified awards of, $0, $359,000 and $(229,000), for the years ended December 31, 2016, 2015 and 2014, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $1.9 million, $0, and $0 for 2016, 2015 and 2014, respectively.

As of December 31, 2016, the total unrecognized compensation expense related to unvested options, net of estimated forfeitures, was $6.8 million, which we expect to recognize over an estimated weighted‑average period of 2.46 years.

In determining the estimated fair value of the stock‑based awards, we use the Black‑Scholes option‑pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

The fair value of stock option awards was estimated with the following assumptions:

	Year Ended
	December 31,
	2016	2015	2014
Expected term (in years)	5.9	3.23	3.23
Risk-free interest rate	1.21% - 2.23%	0.0% - 0.6%	0.0% - 0.6%
Expected volatility	78.1% - 83.6%	79.0% - 83.1%	68.3% - 80.7%
Dividend rate	—%	—%	—%